Form 10-K, Exhibit 13
period 1993-12-31
KU ENERGY CORP
filed 1994-03-14
CIK 835715

EXHIBIT 13



     Management's Discussion and Analysis of Financial Condition and Results of Operation

     KU Energy Corporation (KU Energy or the Company), a holding company, has two wholly owned subsidiaries, Kentucky Utilities Company (Kentucky Utilities), an electric utility, and KU Capital Corporation (KU Capital), a nonutility subsidiary. Kentucky Utilities is KU Energy's principal subsidiary.


     RESULTS OF OPERATIONS

     Earnings

     Earnings per average common share were $2.11 in 1993 compared to $1.96 in 1992 and $2.13 in 1991. The increase in 1993 earnings was primarily due to weather-related growth in sales and lower interest charges attributable to debt refinancings and redemptions. Earnings in 1993 were negatively impacted by an increase in other operating expenses and a decline in interest and dividend income. The decline in 1992 earnings was due to unusually mild weather, increases in operating and maintenance costs, and an increase in interest charges attributed to a $35 million increase in long-term debt.

     Sales & Revenues

                                                                 Increase (Decrease)
                                                                  From Prior Years
                                                             1993                 1992
                                                       kWh     Revenues       kWh   Revenues
                                                       (%)      (000's)       (%)   (000's)

            Residential                                10     $  15,942      (2)  $  (8,068)
            Commercial                                  4         4,752      (1)     (4,134)
            Industrial                                 10         9,049       8       4,213
            Mine Power & Public
             Authorities                                2           853       1      (1,159)
                  Total Retail Sales                    7        30,596       1      (9,148)
            Other Electric Utilities                    1         3,484       2      (2,563)
            Provision for Refund -
              Litigation Settlement                     -        (3,309)      -           -
            Miscellaneous Revenues
             and Other                                  -          (423)      -         311
                  Total                                 6     $   30,348      1   $ (11,400)


     Sales increased 6% to 15.8 billion kilowatt-hours (kWh) in 1993. The increase resulted primarily from increases in sales to residential and industrial customers. The rise in residential sales reflects cooler weather in the first and fourth quarters of 1993 and warmer weather during the second and third quarters of 1993 as compared to the corresponding periods of 1992. Due to the exceptionally warm weather in the third quarter of 1993, Kentucky Utilities set an all-time peak demand for electricity on July 28, 1993, of 3,176 megawatts. The increase in industrial sales reflects the general strength of the service area economy as well as an increase in the number of industrial customers. As a result of the increase in sales, revenues rose 5% in 1993 to $606.6 million. Revenues in 1993 were reduced approximately $3.3 million as a result of refunds to customers of amounts recovered from a litigation settlement with a former coal supplier. The $3.3 million, which was charged against revenue, represents $4.1 million of fuel savings less $.8 million for incurred litigation costs. See Note 2 of the Notes to the Consolidated Financial Statements.

     Despite declines in residential and commercial sales in 1992, total sales increased due to greater sales to industrial customers. The decline in residential and commercial sales was the result of cooler than normal weather in the second and third quarters of 1992, compared to warmer than normal weather in the corresponding periods of 1991. The decline in 1992 revenues was due primarily to lower average fuel costs passed on to customers.

     Kilowatt-Hour Sales
      Year Ended December 31,            1993       1992        1991        1990        1989
      kWh Sales (in millions)          15,796     14,859      14,731      13,587      13,135


      1993 Kilowatt-Hour Sales by Classification

      Year Ended December 31,                       1993
      Residential                                    30%
      Commercial                                     20%
      Industrial                                     22%
      Mine Power                                      6%
      Public Authorities                              8%
      Other Electric Utilities                       14%
          Total                                     100%


     Fuel and Purchased Power Expense

     Fuel expense in 1993 totaled $178.9 million, a 6% increase over 1992. The increase was largely attributable to greater coal consumption. Fuel expense for 1993 reflects a $4.1 million reduction associated with the refunding to customers of fuel cost savings resulting from the litigation settlement with a former coal supplier. See Note 2 of the Notes to Consolidated Financial Statements. Purchased power expense increased $2.0 million (6%) in 1993. The increase reflects greater demand charges associated with a new short-term capacity contract with a neighboring utility, partially offset by a 5% decline in power purchases. The decline in power purchases was due to a reduction in the availability of Owensboro Municipal Utilities' (OMU) generating units during scheduled maintenance of those units in the second quarter of 1993. A contract between Kentucky Utilities and OMU allows Kentucky Utilities to purchase, on an economic basis, surplus power from a 400-megawatt generating station owned by OMU.

     Fuel expense in 1992 declined $14.7 million (8%) to $168.5 million. The reduction was due to a lower average price per ton of coal consumed (6%) and to a decline in coal consumption (2%). The decline in the average price per ton was due to lower cost coal and to the completion in May 1992 of the amortization of buyout costs associated with a terminated coal contract. Coal consumption in 1992 was reduced as a result of increases in power purchases. Purchased power expense rose $6.0 million (22%) in 1992 due to increased power purchases (39%), primarily under the OMU contract. The increase in purchased power costs resulting from greater kWh purchases in 1992 was partially offset by a reduction in the average price per kWh purchased.

     Other Operating Expenses

     Other operating expenses for 1993 increased $11.0 million (12%), $6.3 million of which resulted from the adoption of a new accounting standard. See Note 4 (Other Postretirement Benefits) of the Notes to Consolidated Financial Statements.

     Other Income and Deductions

     Other income and deductions in 1993 declined $1.5 million. A reduction in interest and dividend income resulted from lower levels of cash investments. This reduction was partially offset by an increase in income from nonutility investments.

     Other income and deductions in 1992 were comparable to 1991. Additional interest and dividend income, associated with an increase in the average amounts available for investment and bond proceeds deposited pending retirement of existing debt issues, were offset by lower available short-term investment returns.

     Interest and Other Charges

     Interest and other charges decreased $8.2 million (19%) in 1993. The decrease was the result of the redemption of two debt issues near the beginning of the second quarter of 1993 and the refinancing of several debt issues during the second half of 1992 and early in the third quarter of 1993 at significantly lower interest rates. See Note 5 of the Notes to Consolidated Financial Statements for information pertaining to the Company's refinancing and redemption activities in 1993.

     Interest  and other  charges in  1992 increased  $2.3 million (6%).   The
     interest expense associated with the issuance of additional debt was partially offset by the refinancing of higher cost existing debt. Reduced preferred stock dividend requirements also partially offset the increase in interest and other charges. The effects of the increase in interest expense were partially offset by the above mentioned interest income on bond proceeds deposited.


     LIQUIDITY & RESOURCES

     Capital Structure

     KU Energy continues  to maintain a strong capital structure.   At the end
     of 1993, common stock equity represented 55.5% of total capitalization while long-term debt stood at 40.8%, and preferred stock was 3.7%.


      Total Capitalization

      As of December 31,                  1993       1992        1991        1990        1989

      Capitalization (in millions)     $1,085     $1,067      $1,016      $  995      $  995

      Long-Term Debt                     40.8%      41.6%       40.2%       41.1%       39.9%
      Preferred Stock                     3.7%       3.7%        3.9%        4.0%        7.1%
      Common Stock Equity                55.5%      54.7%       55.9%       54.9%       53.0%


     Cash Flow

     In 1993, cash provided by operating activities accounted for 69% of total cash requirements as compared to 87% in 1992 and 105% for 1991. Cash requirements  included in  the  above percentages  exclude optional  debt refinancings and redemptions. At the end of 1993, cash and cash equivalents totaled $32.5 million. Cash and cash equivalents were $122.8 million at the end of 1992 and $125.6 million at year-end 1991. Cash and cash equivalents were utilized to redeem $55 million of first mortgage bonds and to help meet expenditures for compliance with the 1990 Clean Air Act Amendments, peaking unit construction and leveraged lease investments, thus lowering cash levels at the end of 1993.

     Financing

     During 1993, Kentucky Utilities continued to take advantage of opportunities to reduce its embedded cost of long-term debt through refinancings. A total of $120 million of first mortgage bonds was refinanced in 1993 at significantly lower interest rates. Kentucky Utilities has refinanced over $300 million of long-term debt over the past year and a half. The reduction of interest expense on an annual basis from these refinancings will total about $5.4 million. In 1992, Kentucky Utilities refinanced $53 million of first mortgage bonds (including a $3 million redemption premium) and $133.9 million of pollution control bonds at significantly lower interest rates. As a result of the foregoing activities, Kentucky Utilities' embedded cost of long-term debt declined to 7.23% in 1993 as compared to 8.00% in 1992 and 8.94% in 1991.

     In December 1993, $50 million of 5 3/4% Collateralized Solid Waste Disposal Facility Revenue Bonds were issued to finance a portion of the costs of environmental compliance facilities currently under construction.

     Kentucky Utilities also issued $20 million of 6.53% preferred stock in December 1993. Proceeds from the sale of this issue were used to redeem the utility's 7.84% Preferred Stock on February 1, 1994. See Note 5 of the Notes to Consolidated Financial Statements for additional information on 1993 financing activities.

     Embedded Cost of Long-Term Debt

      As of December 31,                  1993        1992       1991        1990        1989
      Embedded Cost of Long-Term Debt    7.23%      8.00%       8.94%       8.93%       8.97%

     Nonutility Investments

     KU Energy has adopted a core energy strategy for its nonutility investments. Under this strategy, targeted investments that build on the Company's knowledge and expertise will be made in energy-related areas. In particular, the Company is focusing its attention on independent power projects (including qualifying facilities and exempt wholesale generators) and equipment leased to other utilities.

     In 1993, KU Capital purchased, for about $10 million, equity interests in leveraged leases of six combustion turbine generating units, which are leased to utility companies. Other nonutility investments include a hedged utility preferred stock portfolio totaling $16.0 million and short-term money market investments which totaled $23.2 million at the end of 1993.

     Construction

     Construction expenditures totaled $177.1 million in 1993 as compared to $86.1 million in 1992 and $65.6 million in 1991. The 1993 increase was largely attributable to $48.7 million expended for compliance with the 1990 Clean Air Act Amendments and $55.5 million expended for construction of peaking units.

     Projected construction requirements for the 1994-1998 period are $631.6 million. Included in this amount are $152.3 million for environmental compliance measures of which $128.6 million is for compliance with the 1990 Clean Air Act Amendments. Also included in the 1994-1998 construction total is $137.8 million for peaking units.

     Kentucky Utilities expects to provide about 79% of its 1994-1998 construction requirements through internal sources of funds with the balance primarily from long-term debt.

     Construction Expenditures by Function - Actual

      (in millions of dollars)           1989        1990        1991        1992        1993

      Total Construction Expenditures  $ 52.2     $ 59.2      $ 65.6      $ 86.1      $177.1

      Generation                         12.0%      25.7%       33.7%       42.1%       69.7%
      Distribution                       59.1%      53.6%       47.6%       36.3%       21.5%
      Transmission and Other             28.9%      20.7%       18.7%       21.6%        8.8%

      Construction Expenditures by Function - Projected

      (in millions of dollars)           1994        1995        1996        1997        1998

      Total Construction Expenditures  $183.6     $109.1      $128.6      $125.0      $ 85.3

      Generation                         70.9%      46.6%       53.9%       48.1%       18.5%
      Distribution                       19.6%      33.6%       29.3%       33.0%       51.2%
      Transmission and Other              9.5%      19.8%       16.8%       18.9%       30.3%


     Providing for Customer Growth

     Kentucky Utilities utilizes a least cost planning strategy to ensure that growth in customer demand is provided for in the most efficient and cost-effective manner. The Kentucky Public Service Commission (PSC) requires filing of an Integrated Resource Plan every two years. Kentucky Utilities filed its 1993 Integrated Resource Plan in October 1993. This plan includes a 15-year load forecast and description of existing and planned conservation programs, load management programs and generation facilities to meet forecasted requirements in a reliable manner at the lowest reasonable costs. The PSC has initiated an informal review of the plan according to existing regulations.

     As outlined in Kentucky Utilities' 1993 Integrated Resource Plan, annual growth in sales and customer peak demand is forecast at 1.8% and 1.9%, respectively, over the next 15 years. The utility plans to provide for customer growth in the '90s through purchased power and the addition of combustion turbine peaking units. Three 110-megawatt peaking units are currently under construction. Two of the units will be installed in 1994 and the other in 1995. An additional peaking unit may be required in each year from 1996-1998. There are no plans for additional baseload capacity before 2010.


     ENVIRONMENTAL MATTERS

     Clean Air Act Compliance

     Kentucky  Utilities'  compliance  strategy for  the  1990  Clean  Air Act
     Amendments includes installing flue gas desulfurization systems (scrubbers), low nitrogen oxide burners and continuous emission monitoring devices as well as fuel switching to lower sulfur coal. The key component of the utility's compliance plan for Phase I requirements, which are effective January 1, 1995, is a scrubber under construction at Ghent Unit 1. The flexible design of the Ghent Unit 1 scrubber provides the option of installing equipment to scrub flue gas from Ghent Unit 2 at an economical cost. Anticipated costs of implementing this option are included in the total estimated 1994-1998 construction expenditures shown above.

     In 1993, Kentucky Utilities revised its previous cost estimates for compliance to reflect lower than expected costs for construction of the Ghent Unit 1 scrubber. Kentucky Utilities also deferred, until the 2005 time frame, an additional scrubber originally planned at Brown Unit 3 for compliance with Phase II requirements, which are effective January 1, 2000. The utility had anticipated capital spending of about $359 million through 2000 for the 1990 Clean Air Act Amendments ($166 million for Phase I and $193 million for Phase II). With the above mentioned revisions and the anticipated additional equipment to scrub Ghent Unit 2, current estimates of the capital costs for compliance through the year 2000 are about $200 million (over two-thirds of which should be incurred by January 1, 1995). Through December 31, 1993, about $70 million had been spent for compliance.

     Kentucky Utilities has purchased 12,900 Phase I emission allowances and has been awarded about 114,000 additional allowances through participation in the Environmental Protection Agency's Phase I Extension Plan Program. The allowances give the utility additional flexibility in implementing its compliance plans and will be incorporated into its strategy to achieve the most economical means of compliance.

     Kentucky Utilities will continue to review and revise its compliance plans to ensure that its obligations are most effectively met.

     Environmental Surcharge

     In January 1994, Kentucky Utilities filed plans with the PSC to implement an environmental surcharge. The surcharge will permit the utility to recover certain ongoing operating and capital costs of compliance with any federal, state or local environmental requirements associated with the production of energy from coal, including the 1990 Clean Air Act Amendments. Upon PSC approval, the proposed environmental surcharge would begin August 1, 1994. Kentucky Utilities estimates that under the proposed surcharge, it would recover about $15.5 million in environmental costs during the first twelve months and about $23 million during the second twelve months.

     Other

     In 1990, the Company received a letter from the Environmental Protection Agency (EPA) identifying Kentucky Utilities and others as potentially responsible parties under the Comprehensive Environmental Response Compensation and Liability Act of 1980 for a disposal site in Daviess County, Kentucky. The EPA has turned over responsibility for investigation of the site and development of a remediation plan to a group (not including Kentucky Utilities) originally named as potentially responsible parties. Kentucky Utilities has entered into an agreement with the group as to the portion of the investigation and development costs to be borne by Kentucky Utilities in connection with the site. Any remediation plan would be subject to approval of the EPA. Although a final, approved plan has yet to be developed, Kentucky Utilities does not believe that any liability with respect to the site will have a material impact on its financial position or results of operations.


     NATIONAL ENERGY POLICY ACT

     The National Energy Policy Act of 1992 (Energy Act) promotes energy efficiency, environmental protection and increased competition. Provisions of the Energy Act of most importance to electric utilities are those that promote competition in the generation and transmission of electricity. The Energy Act removes long-standing constraints on the development of wholesale power generation by establishing a new class of independent power producers which are exempt from traditional utility regulation. The Energy Act also makes it easier for nonutility power producers to gain access to utility-owned transmission networks by allowing the Federal Energy Regulatory Commission to order wholesale "wheeling" by public utilities. While the final impact of the Energy Act is yet to be determined, the Company believes that it will increase competition and may affect the traditional business strategies of the utility industry. The Company further believes it is well positioned for increased competition because Kentucky Utilities' rates continue to be among the lowest in the nation.


     IMPACT OF ACCOUNTING STANDARDS

     Refer to Note 8 of the Notes to Consolidated Financial Statements for information concerning a new standard for accounting for investments in debt and equity securities.


     INFLATION

     Kentucky Utilities' rates are designed to recover operating and historical plant costs. Financial statements, which are prepared in accordance with generally accepted accounting principles, report operating results in terms of historic costs and do not evaluate the impact of inflation. Inflation affects Kentucky Utilities' construction costs, operating expenses and interest charges. Inflation can also impact Kentucky Utilities' financial performance if rate relief is not granted on a timely basis for increased operating costs.

      Consolidated Statements
      of Income and
      Retained Earnings

                                         KU Energy Corporation
                                            & Subsidiaries


      Year Ended December 31,                                        1993       1992      1991
      (in thousands of dollars, except for per share amounts)
      Operating Revenues                                        $  606,608 $ 576,260 $  587,660
      Operating Expenses:
          Fuel, principally coal, used in generation               178,910   168,470    183,167
          Electric power purchased                                  34,711    32,753     26,744
          Other operating expenses                                 106,124    95,109     93,648
          Maintenance                                               59,458    61,270     58,590
          Depreciation                                              60,811    58,931     57,337
          Federal and state income taxes                            47,752    40,992     45,837
          Other taxes                                               14,357    13,401     12,858
                                                                   502,123   470,926    478,181
      Net Operating Income                                         104,485   105,334    109,479
      Other Income and Deductions:
          Interest and dividend income                               4,737     7,866      8,744
          Other income and deductions - net                          6,033     4,415      3,503
                                                                    10,770    12,281     12,247
      Income Before Interest and Other Charges                     115,255   117,615    121,726

      Interest and Other Charges:
          Interest on long-term debt                                31,650    39,571     36,559
          Preferred stock dividend requirements of Subsidiary        2,558     2,518      3,031
          Other interest charges                                     1,064     1,344      1,549
                                                                    35,272    43,433     41,139

      Net Income                                                $   79,983 $  74,182 $   80,587
      Earnings per Average Common Share, based on average
            shares outstanding of 37,817,878                    $     2.11 $    1.96 $     2.13


      Retained Earnings Beginning of Year                       $  275,475 $ 260,289 $  238,614
      Add Net Income                                                79,983    74,182     80,587
                                                                   355,458   334,471    319,201
      Deduct:
          Dividends on common stock, $1.60, $1.56 and $1.50
            per share during 1993, 1992 and 1991, respectively      60,509    58,996     56,727
          Preferred stock redemption expense and other                   -         -      2,185
                                                                    60,509    58,996     58,912
      Retained Earnings End of Year                             $  294,949 $ 275,475 $  260,289








     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


      Consolidated Statements
      of Cash Flows

                                         KU Energy Corporation
                                            & Subsidiaries


      Year Ended December 31, (in thousands of dollars)               1993      1992      1991

      Cash Flows from Operating Activities:

          Net income                                              $ 79,983  $ 74,182  $ 80,587
          Items not requiring (providing) cash currently:
            Depreciation                                            60,811    58,931    57,337
            Deferred income taxes                                    6,064     3,262       272
            Investment tax credit deferred                          (4,131)   (4,149)   (4,377)
            Change in fuel inventory                                 7,694      (642)   15,836
            Change in accounts receivable                           (9,243)    5,443        25
            Change in accounts payable                              22,660    (1,823)    5,495
            Change in accrued utility revenues                      (2,019)   (1,970)      883
            Change in liability to ratepayers                       36,867         -         -
            Change in escrow funds                                 (37,752)        -         -
          Other - net                                                2,688    (1,253)    7,765

      Net Cash Provided by Operating Activities                    163,622   131,981   163,823

      Cash Flows from Investing Activities:

          Construction expenditures - utility                     (177,069)  (86,077)  (65,649)
          Nonutility property                                          (17)   (5,037)     (135)
          Purchase of long-term investments                           (944)  (15,160)        -
          Investment in leveraged leases                           (10,320)        -         -
          Other                                                        380       801       504

      Net Cash Used by Investing Activities                       (187,970) (105,473)  (65,280)

      Cash Flows from Financing Activities:

          Issuance of long-term debt                               173,500   219,930         -
          Funds deposited with trustee - net                       (18,268)      528     6,311
          Retirement of long-term debt, including premiums        (180,677) (190,756)     (711)
          Retirement of preferred stock                                  -         -   (32,732)
          Issuance of preferred stock                               20,000         -         -
          Payment of common stock dividends                        (60,509)  (58,996)  (56,727)

      Net Cash Used by Financing Activities                        (65,954)  (29,294)  (83,859)

      Net Increase (Decrease) in Cash and Cash Equivalents         (90,302)   (2,786)   14,684

      Cash and Cash Equivalents Beginning of Year                  122,802   125,588   110,904

      Cash and Cash Equivalents End of Year                       $ 32,500  $122,802  $125,588

      Supplemental Disclosures
      Cash paid for:
          Interest on long-term debt                              $ 33,860  $ 41,912  $ 36,441
          Federal and state income taxes                          $ 42,190  $ 38,696  $ 48,080



     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


      Consolidated
      Balance Sheets

                                         KU Energy Corporation
                                            & Subsidiaries


      As of December 31, (in thousands of dollars)                             1993       1992
      Assets
      Utility Plant:
        Plant in service, at cost                                        $2,004,688 $1,955,164
        Less:  Accumulated depreciation                                     879,960    823,502
                                                                          1,124,728  1,131,662

        Construction work in progress                                       158,829     37,422
                                                                          1,283,557  1,169,084

      Current Assets:
        Cash and cash equivalents                                            32,500    122,802
        Escrow funds - coal contract litigation                              37,752          -
        Construction funds held by trustee                                   18,268          -
        Accounts receivable, net of allowance for doubtful accounts          41,394     32,151
        Accrued utility revenues                                             25,575     23,556
        Fuel, principally coal, at average cost                              31,073     38,767
        Plant materials and operating supplies, at average cost              17,261     11,932
        Other                                                                 7,808      1,970
                                                                            211,631    231,178

      Investments, Deferred Charges and Other Assets:
        Investment in marketable securities                                  16,397     16,067
        Investment in leveraged leases                                       10,320          -
        Accumulated deferred income taxes                                    36,418     16,566
        Unamortized loss on reacquired debt                                  13,295      8,613
        Other                                                                37,994     32,158
                                                                            114,424     73,404
                                                                         $1,609,612 $1,473,666
      Capitalization and Liabilities
      Capitalization: (See Consolidated Statements of Capitalization)
        Common stock equity                                              $  602,503 $  583,319
        Preferred stock                                                      40,000     40,000
        Long-term debt                                                      442,045    443,977
                                                                          1,084,548  1,067,296

      Current Liabilities:
        Preferred stock and long-term debt due within one year               20,021         21
        Accounts payable                                                     43,894     21,234
        Accrued interest                                                      7,302     10,621
        Accrued taxes                                                         4,456      4,060
        Customers' deposits                                                  10,803     10,605
        Accrued payroll and vacations                                         7,719      6,762
        Liability to ratepayers - coal contract litigation                   36,867          -
        Other                                                                 6,444      6,003
                                                                            137,506     59,306
      Deferred Credits and Other Liabilities:
        Accumulated deferred income taxes                                   248,369    280,642
        Accumulated deferred investment tax credits                          42,385     46,516
        Regulatory liabilities                                               69,689      5,090
        Other                                                                27,115     14,816
                                                                            387,558    347,064
                                                                         $1,609,612 $1,473,666






     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


      Consolidated
      Statements of
      Capitalization

                                         KU Energy Corporation
                                            & Subsidiaries



      As of December 31, (in thousands of dollars)                             1993       1992

      Common Stock Equity:
          Common stock, without par value, authorized 160,000,000
             shares, outstanding 37,817,878 shares                       $  308,140 $   308,140
          Capital stock expense and other                                      (586)       (296)
          Retained earnings                                                 294,949     275,475
                                                                            602,503     583,319

      Preferred Stock, Kentucky Utilities cumulative,
             without par value, $100 stated value
          4 3/4%, outstanding 200,000 shares                                 20,000      20,000
          6.53%, outstanding 200,000 shares                                  20,000           -
          7.84%, outstanding 200,000 shares                                  20,000      20,000
          Less:  Amounts to be redeemed within one year                      20,000           -
                                                                             40,000      40,000

      Long-Term Debt:
          First mortgage bonds, substantially all of Kentucky Utilities'
            utility plant is pledged as security for these bonds            441,830     443,330
          Unamortized premium                                                   108         519
                                                                            441,938     443,849
          8% secured note, due January 5, 1999                                  128         149
          Less:  Amounts to be redeemed within one year                          21          21
                                                                            442,045     443,977

                                                                         $1,084,548 $ 1,067,296



















     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     1. Summary of Significant Accounting Policies

     Principles of Consolidation

     The consolidated financial statements include the accounts of KU Energy Corporation (KU Energy or the Company), a holding company, and its wholly owned subsidiaries, Kentucky Utilities Company (Kentucky Utilities), an electric utility, and KU Capital Corporation (KU Capital), which currently invests in marketable securities and leveraged leases. Kentucky Utilities is the principal subsidiary of KU Energy. All significant intercompany balances and transactions have been eliminated.

     Regulation

     Kentucky Utilities is a public utility subject to regulation by the Kentucky Public Service Commission (PSC), the Virginia State Corporation Commission (SCC) and the Federal Energy Regulatory Commission (FERC). With respect to accounting matters, Kentucky Utilities maintains its accounts in accordance with the Uniform System of Accounts as defined by these agencies. Its accounting policies conform to generally accepted accounting principles applicable to rate regulated enterprises and reflect the effects of the ratemaking process.

     Utility Plant

     Utility plant is stated at the original cost of construction. The cost of repairs and minor renewals is charged to maintenance expense as incurred. Property unit replacements are capitalized and the depreciation reserve is charged with the cost, less net salvage, of units retired.

     Depreciation

     Provision for depreciation of utility plant is based on straight-line composite rates applied to the cost of depreciable property. The rates approximated 3.3% in 1993, 1992 and 1991.

     Cash and Cash Equivalents

     For purposes of reporting cash flows, the Company considers highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

     The Company utilizes a cash management mechanism that funds certain bank accounts for checks as they are presented to those banks. The Company classified checks written but not presented to those banks, which amounted to $9.9 million at December 31, 1993, in accounts payable.

     Marketable Securities

     Investments in marketable securities are stated at the lower of aggregate

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     cost or market. The investment portfolio includes preferred stocks which are hedged with Treasury futures contracts. Gains and losses on purchased hedges of the equity securities are deferred as an adjustment to the carrying amount of the hedged equity securities.

     Unamortized Loss on Reacquired Debt

     Kentucky Utilities defers costs (primarily call premiums) arising from the reacquisition or retirement of long-term debt. Costs related to refinanced debt are amortized over the lives of the new debt issues. Costs related to retired debt not refinanced are amortized over the period to the scheduled maturity of the retired debt.

     Operating Revenues and Fuel Costs

     Revenues are recorded based on services rendered to customers. Kentucky Utilities accrues an estimate of revenues for electric service furnished from the meter reading dates to the end of each accounting period. Cost of fuel used in electric generation is charged to expense as the fuel is consumed. The cost of fuel for 1991 and 1992 included an amortization of buyout costs associated with the termination of a coal supply contract. A fuel adjustment clause adjusts operating revenues for changes in the level of fuel costs charged to expense.


     2.  Fuel Litigation Refund

     Kentucky Utilities had been involved in litigation which began in 1984 with a former coal supplier over the price and other terms of the parties' long-term contract for Ghent Unit 3. Pursuant to an order of the Fayette (KY) Circuit Court, Kentucky Utilities deposited part of the disputed coal prices with the Fayette Circuit Court pending a final decision. During the course of the proceedings, the supplier filed for relief under the Federal Bankruptcy Code. On February 1, 1993, the Bankruptcy Court for the Eastern District of Kentucky approved a settlement agreement disposing of all litigation and claims between
     Kentucky Utilities and the supplier. All other actions and appeals involving the various parties and claimants have been dismissed.

     In March 1993, the deposited funds (totaling approximately $44 million, including interest through that date) were released by the Fayette Circuit Court to Kentucky Utilities and have been held by Kentucky Utilities in a segregated escrow account pending disposition in accordance with appropriate orders of regulatory agencies.

     During 1993, Kentucky Utilities submitted plans to the FERC, PSC and SCC for distributing a portion of the deposited funds to customers.

     Kentucky Utilities' plan was approved by the SCC, as submitted, and refunds of the Virginia retail portion of the deposited funds (approximately $2.3 million), plus interest, are being made to Virginia

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     retail customers over 12 months beginning August 1, 1993. Kentucky Utilities' plan was approved by the FERC, as submitted, and a refund of that portion of the deposited funds (approximately $3.9 million) relating to wholesale customers was made in lump sum payments in September 1993.

     In an order which became final in February 1994, the PSC ordered Kentucky Utilities to refund that portion of the deposited funds relating to Kentucky retail customers (approximately $35.5 million), plus interest, to customers on its system from April 1985 through December 1990. The order allows Kentucky Utilities to retain $.8 million of incurred litigation costs and $2.4 million for savings attributable to off-system sales. The PSC order also allows Kentucky Utilities recovery of its costs incurred in administering an approved refund plan. A refund plan in accordance with the PSC order has been filed by Kentucky Utilities for PSC approval.

     The total escrow funds remaining after the above mentioned FERC and SCC refunds and the withdrawals for savings attributable to off-system sales ($2.4 million) and incurred litigation costs ($.8 million) resulting from the FERC and SCC orders are reflected on the Balance Sheet under the caption "Escrow funds - coal contract litigation." The "Liability to ratepayers - coal contract litigation" represents the fuel cost savings (including interest) that will be credited to Kentucky and Virginia retail customers. Approximately $3.2 million of "Other Deferred Credits" represents the portion of savings attributable to off-system sales and the Kentucky jurisdictional allowed litigation costs. Kentucky Utilities will record a $3.2 million reduction of expense (for the off-system sales and allowed litigation costs) in 1994.


     3.  Income Taxes

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). This statement requires an asset and liability approach for financial accounting and reporting for income taxes rather than the deferred method. It requires the Company to establish deferred tax assets and liabilities, as appropriate, for all temporary differences, and to adjust deferred tax balances to reflect changes in tax rates expected to be in effect during the periods the temporary differences reverse. At the date of adoption, because of the effects of rate regulation, the Company recorded an increase of $22 million in deferred tax assets and a decrease of $53 million in deferred tax liabilities, and established a corresponding regulatory liability of $75 million, primarily to recognize the probable future reduction in rates to flowback to customers amounts previously collected for deferred taxes in excess of current statutory tax rates. The adoption of this standard did not have a material impact on results of operation, cash flows or financial position.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Investment tax credits result from provisions of the tax law which permitted a reduction of the Company's tax liability based on certain construction expenditures. Such credits have been deferred in the accounts and are being amortized as reductions in income tax expense over the life of the related property.

     The  accumulated deferred  income  taxes as  set forth  below and  in the
     Consolidated   Balance   Sheets  arise   from  the   following  temporary
     differences at December 31 and January 1, 1993:


                                           December 31                       January 1
      (in thousands of dollars)      Deferred       Deferred           Deferred      Deferred
                                    Tax Assets  Tax Liabilities       Tax Assets   Tax Liabilities

      Accelerated depreciation
       and other property
        related differences         $   28,529   $  241,893          $   27,820     $   224,452

      Other                             13,786        6,476              10,732           2,631
      Total accumulated
        deferred income taxes       $   42,315   $  248,369          $   38,552     $   227,083

     Of the $3.8 million increase in deferred tax assets and the $21.3 million increase in deferred tax liabilities, approximately $1.3 million and $9.6 million, respectively, resulted from an increase in the federal statutory corporate income tax rate from 34% to 35% effective January 1, 1993. This resulted in a net decrease of $8.3 million in the regulatory liability.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     The components of income tax expense are as follows:

      Year Ended December 31, (in thousands of dollars)              1993      1992       1991
      Income taxes charged to Operating Income:
      Current    - federal                                     $   35,579 $  30,460  $  36,656
                 - state                                            9,403     7,851      9,105
                                                                   44,982    38,311     45,761
      Deferred   - federal                                          2,812     2,254        570
                 - state                                               65       557        160
                                                                    2,877     2,811        730
      Deferred investment tax credit                                 (107)     (130)      (654)
                                                                   47,752    40,992     45,837
      Income taxes charged to Other Income
      and Deductions:
      Current    - federal                                         (2,060)      807      1,581
                 - state                                             (577)      (12)       504
                                                                   (2,637)      795      2,085
      Deferred   - federal                                          2,591       361       (362)
                 - state                                              596        90        (96)
                                                                    3,187       451       (458)
      Amortization of deferred investment tax credit               (4,024)   (4,019)    (3,723)
                                                                   (3,474)   (2,773)    (2,096)

      Total income tax expense                                 $   44,278 $  38,219  $  43,741

      The provisions for deferred income taxes relate to the following items:

      Year Ended December 31, (in thousands of dollars)              1993      1992       1991

      Accelerated depreciation and other
        property related differences                           $    5,596 $   6,817  $   5,658
      Power plant inventory                                           418       (10)    (3,564)
      Loss on reacquired debt                                       3,459     1,165        (39)
      Other                                                        (3,409)   (4,710)    (1,783)
      Total provisions for deferred income taxes               $    6,064 $   3,262  $     272


     The Company's effective income tax rate, determined by dividing income taxes by the sum of such taxes and net income, was 35.6% in 1993, 34.0% in 1992 and 35.2% in 1991. The difference between the effective rate and the statutory federal income tax rate is attributable to the following factors:

     Year Ended December 31,  (in thousands of dollars)              1993      1992       1991

      Federal income tax computed at
       35%, 34% and 34%, respectively                          $   43,491 $  38,216  $  42,272
      Add (Deduct):
      State income taxes, net of federal income tax benefit         6,167     5,601      6,384
      Amortization of deferred investment tax credit               (4,131)   (4,140)    (3,857)
      Other, net                                                   (1,249)   (1,458)    (1,058)
      Total income tax expense                                 $   44,278 $  38,219  $  43,741


     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries



     4.  Retirement and Postemployment Benefits

     Pensions

     The Company has a noncontributory defined benefit pension plan covering substantially all of its employees. Benefits under this plan are based on years of service, final average base pay and age at retirement. The Company's funding policy is to make such contributions as are necessary to finance the benefits provided under the plan. The Company's contributions meet the funding standards set forth in the Employee Retirement Income Security Act of 1974. The plan assets consist primarily of equity and fixed income investments.

     The Company also has a Supplemental Security Plan for certain management personnel. Retirement benefits under this plan are based on years of service, earnings and age at retirement. The plan has no advance funding. Benefit payments are made to retired employees or their beneficiaries from the general assets of the Company.

     The reconciliation of the funded status of the retirement plans and the pension liability recorded by the Company is as follows:

      As of December 31, (in thousands of dollars)                            1993        1992

      Fair value of plan assets                                          $ 157,137   $ 147,235
      Projected benefit obligation                                        (169,309)   (144,380)
      Plan assets in excess of (less than)
       projected benefit obligation                                        (12,172)      2,855
      Unrecognized net (gain)/loss from past
       experience different than that assumed                                6,361      (7,628)
      Unrecognized prior service cost                                        4,966       5,334
      Unrecognized net asset                                                (1,949)     (2,099)
      Regulatory effect recorded                                            (5,146)     (5,090)
      Pension liability                                                  $  (7,940)  $  (6,628)

      Accumulated benefit obligation (including vested benefits
          of $128,779 and $105,442, respectively)                        $ 130,758   $ 107,503

      Components of Net Pension Cost:
      Year Ended December 31, (in thousands of dollars)          1993         1992        1991

      Service cost (benefits earned during the period)       $  5,036    $   4,774   $   4,307
      Interest cost on projected benefit obligation            12,311       11,482      10,473
      Actual return on plan assets                            (13,229)     (11,384)    (20,158)
      Net amortization and deferral                             1,785          350      10,941
      Regulatory effect based on funding                           56          705       1,139
      Net pension cost                                       $  5,959    $   5,927   $   6,702

      Assumptions Used in Determining Actuarial Valuations:
                                                                 1993         1992        1991
      Weighted average discount rate used to
       determine the projected benefit obligation              7 1/2%       8 3/4%      8 3/4%

      Rate of increase for compensation levels (1)             4 3/4%           6%          6%

      Weighted average expected long-term rate
       of return on assets                                     8 1/4%       8 3/4%      8 3/4%

      (1)  5  1/4%, 6  1/2% and 6  1/2%, respectively,  used for  the Supplemental Security  Plan valuation.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Other Postretirement Benefits

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). This standard provides accounting and disclosure requirements associated with the Company's obligation to provide postretirement benefits other than pensions to present and future retirees. In accordance with this standard, the Company will accrue, during the years that the employee renders service, the expected cost of providing these benefits for retired employees, their beneficiaries and covered dependents. The Company previously recognized these costs on a pay-as-you-go (cash) basis. Amounts paid for retirees for 1992 and 1991 amounted to $2.3 million and $2.4 million, respectively.

     The Company provides certain health care and life insurance benefits to eligible retired employees and their dependents. The postretirement health care plan is contributory for employees who retired after December 31, 1992, with retiree contributions indexed annually based upon the experience of retiree medical expenses for the preceding year. Pre-1993 retirees are not required to contribute to the plan. The Company's employees become eligible for retiree medical benefits after 15 years of service and attainment of age 55. The life insurance plan is noncontributory and is based on compensation levels prior to retirement. Employees may purchase additional life insurance equal to the amount provided by the Company.

     In 1993, the Company began funding, in addition to current requirements for benefit payments, the maximum tax-favored amount allowed through certain tax deductible funding vehicles. The Company anticipates making similar funding decisions in future years, but will consider and make such funding decisions on the basis of tax, regulatory and other relevant conditions in effect at such times.

     The PSC issued a decision in December 1992 stating that the rate treatment resulting from the adoption of SFAS 106 will be considered on a case-by-case basis in the context of a general rate case. Based on management's interpretation of this PSC Order, the Company is not deferring the Kentucky jurisdictional portion of these costs. The FERC and the SCC both have approved accrual of these costs for ratemaking purposes in accordance with SFAS 106. The Company is deferring, in accordance with the SCC and FERC Orders, the difference between costs determined in accordance with SFAS 106 and the level currently reflected in rates for the portion of costs associated with the Virginia and FERC jurisdictions until the next general rate cases in the respective jurisdictions as a result of the above mentioned Orders. The impact on results of operations, after giving effect to the regulatory treatment discussed above, is an increase in pre-tax expense for the year ended December 31, 1993 of $6.3 million (net of capitalized payroll benefits).

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     The   reconciliation  of  the  funded   status  of  the   plans  and  the
     postretirement benefit liability recorded by the Company is as follows:

     As of December 31, (in thousands of dollars)                                         1993

      Accumulated postretirement benefit obligation:
        Retirees                                                                      $( 38,331)
        Fully eligible active plan participants                                          (8,448)
        Other active plan participants                                                  (28,813)
                                                                                        (75,592)
      Plan assets at fair value                                                           2,440
      Accumulated postretirement benefit obligation
        in excess of plan assets                                                        (73,152)
      Unrecognized net loss from past
        experience different from that assumed                                            3,230
      Unrecognized transition obligation                                                 63,483
      Regulatory effect recorded                                                            689
      Accrued postretirement benefit liability                                        $  (5,750)

     Components of the net periodic postretirement benefit cost are as follows:

     Year Ended December 31, (in thousands of dollars)                                   1993
      Service cost (benefits attributed to                                            $   2,048
        service during the period)
      Interest cost on accumulated postretirement
        benefit obligation                                                                5,730
      Amortization of transition obligation                                               3,341
      Regulatory deferral                                                                  (689)
      Net periodic postretirement benefit cost                                        $  10,430

     For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits is assumed for 1994. The health care cost trend rate is assumed to decrease gradually to 5.25% through 2004 and remain at that level thereafter over the projected payout period of the benefits. Increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993, by $12 million (16%) and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year by $1.6 million (20%).

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. The weighted-average discount rate used in determining the initial transition amount was 8.75%. The rate of increase for compensation levels was assumed to be 4.75%.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Other Postemployment Benefits

     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers'
     Accounting for Postemployment Benefits". This statement establishes standards of accounting and reporting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. The Company provides medical and life insurance benefits to disabled employees that are covered by this statement. The Company adopted this standard in 1993. The adoption of this standard did not have a material impact on financial condition or results of operation.

     5.  Commitments and Contingencies

     The effects of certain commitments made by the Company are estimated below:

     (in thousands of dollars)                    1994     1995      1996      1997     1998
      Estimated Construction
        Expenditures                           $183,600 $109,100  $128,600  $125,000 $ 85,300
      Estimated Contract
        Obligations:
             Fuel                               153,400   92,500    66,300    54,200   12,500
             Purchased power                     25,000   23,300    25,500    26,300   26,100
             Operating leases                     3,100    3,100     3,000     3,000    3,000
      Sinking Fund Requirements
        and Redemptions:
             First mortgage bonds                   376      376       376       376      376
             Preferred stock                   $ 20,000 $      -  $      -  $      - $      -

     Construction Program

     Kentucky Utilities frequently reviews its construction program and may revise its projections of related expenditures based on revisions to its estimated load growth and projections of its future load.

     See Management's Discussion and Analysis - Construction for a discussion of future expenditures relating to compliance with the 1990 Clean Air Act Amendments and construction of peaking units.

     Coal Supply

     Obligations under Kentucky Utilities' coal purchase contracts are stated at prices effective January 1, 1994, and are subject to changes as defined by the terms of the contracts.

     Purchased Power Agreements

     Kentucky Utilities has purchase power arrangements with Owensboro Municipal Utilities (OMU), Electric Energy, Inc. (EEI) and Illinois Power Company (IP). Under the OMU agreement, which expires on January 1, 2020,

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Kentucky Utilities purchases, on an economic basis, all of the output of a 400-MW generating station not required by OMU. The amount of purchased power available to Kentucky Utilities during 1994-1998, which is expected to be approximately 8% of Kentucky Utilities' total kWh requirements, is dependent upon a number of factors including the units' availability, maintenance schedules, fuel costs and OMU requirements. Payments are based on the total costs of the station allocated per terms of the OMU agreement, which generally follows delivered kWh. Included in the total costs is Kentucky Utilities' proportionate share of debt service requirements on $30.1 million of OMU bonds outstanding at December 31, 1993. The debt service is allocated to Kentucky Utilities based on its annual allocated share of capacity, which averaged approximately 51% in 1993. In 1995, Kentucky Utilities' total costs will increase to include Kentucky Utilities' proportionate share of debt service requirements on approximately $171.5 million of additional OMU bonds issued to finance capital improvements designed to enable OMU to comply with the 1990 Clean Air Act Amendments.

     Kentucky Utilities has a 20% equity ownership in EEI, which is accounted for on the equity method of accounting. Through 1993, the equity ownership permitted Kentucky Utilities to share in the output of a 1,000-MW station not needed by EEI. Kentucky Utilities' entitlement, beginning January 1, 1994, will be 20% of the available capacity of the station. Payments are based on the total costs of the station allocated per terms of an agreement among the owners, which generally follows delivered kWh.

     Kentucky Utilities has contracted to purchase 75-MW of capacity from IP for the period of January 1993 through March 1994, and 125-MW of capacity from April 1994 through December 1994.

     Sinking Fund Requirements and Redemptions

     Annual sinking fund requirements for Kentucky Utilities' first mortgage bonds may be met with cash or expenditures for bondable property as provided in the Mortgage Indenture. Kentucky Utilities intends to meet the 1994 sinking fund requirements with expenditures for bondable property.

     Kentucky Utilities redeemed all of the outstanding shares of its 7.84% preferred stock on February 1, 1994, at a total price of $20.3 million.

     Lines of Credit

     Kentucky Utilities has aggregate bank lines of credit of $55 million, all of which remained unused at December 31, 1993. These lines of credit may not be withdrawn at the banks' option prior to September 30, 1994. In support of these lines of credit, Kentucky Utilities compensates the banks by paying a commitment fee.

     Short-Term Borrowings

     Kentucky Utilities' short-term financing requirements are satisfied through the sale of commercial paper. Beginning November 1993, Kentucky Utilities sold short-term commercial paper at interest rates varying from
     3.10 to 3.25 percent. At December 31, 1993, Kentucky Utilities had no short-term commercial paper borrowings outstanding.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Long-Term Debt

     First   Mortgage   Bonds   of   Kentucky   Utilities   (including   those
     collateralizing pollution control revenue  bonds) outstanding at December
     31, 1993 and 1992, were as follows:

     (in thousands of dollars)                                               1993         1992
      First Mortgage Bonds:
      7 5/8% Series H, due May 1, 1999                                   $        -   $  25,000
      8 3/4% Series I, due April 1, 2000                                          -      30,000
      5.95%  Series Q, due June 15, 2000                                     61,500           -
      7 5/8% Series J, due September 1, 2001                                      -      35,000
      7 3/8% Series K, due December 1, 2002                                  35,500      35,500
      6.32%  Series Q, due June 15, 2003                                     62,000           -
      9 1/8% Series L, due April 1, 2004                                          -      25,000
      9 1/4% Series M, due June 1, 2006                                           -      30,000
      8 1/2% Series N, due April 1, 2007                                          -      30,000
      7.92% Series P, due May 15, 2007                                       53,000      53,000
      8.55% Series P, due May 15, 2027                                       33,000      33,000
                                                                            245,000     296,500

      First Mortgage Bonds, Pollution Control Series:
      7 3/8% Pollution Control Series 7, due May 1, 2010                      4,000       4,000
      7.45% Pollution Control Series 8, due September 15, 2016               96,000      96,000
      6 1/4% Pollution Control Series 1B, due February 1, 2018               20,930      20,930
      6 1/4% Pollution Control Series 2B, due February 1, 2018                2,400       2,400
      6 1/4% Pollution Control Series 3B, due February 1, 2018                7,200       7,200
      6 1/4% Pollution Control Series 4B, due February 1, 2018                7,400       7,400
      7.60% Pollution Control Series 7, due May 1, 2020                       8,900       8,900
      5 3/4% Pollution Control Series 9, due December 1, 2023                31,900           -
      5 3/4% County of Carroll, Kentucky, Collateralized Solid
        Waste Disposal Facility Revenue Bonds, due December 1, 2023          18,100           -
                                                                            196,830     146,830
                                                                         $  441,830   $ 443,330


     Kentucky Utilities redeemed $30 million of Series M and $25 million of Series L First Mortgage Bonds (including redemption premiums of $1.4 million and $.9 million, respectively) in March and April of 1993, respectively.

     In June 1993, Kentucky Utilities issued $123.5 million of Series Q First Mortgage Bonds. Proceeds of the issue were used to redeem $25 million of Series H, $30 million of Series I, $35 million of Series J and $30 million of Series N First Mortgage Bonds (plus redemption premiums aggregating $3.3 million) in July 1993.

     In 1993, Kentucky Utilities entered into a loan agreement with the County of Carroll, Kentucky, to finance the construction of solid waste disposal facilities. The County issued $50 million of the 5 3/4% revenue bonds, with the proceeds held in a construction fund by a trustee. As the construction funds held by the trustee are drawn down, Kentucky Utilities Pollution Control Series 9 Bonds are delivered to the trustee in an amount equal to the amount drawn down.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     6.  Common Stock

     KU Energy is subject to restrictions applicable to all corporations under Kentucky law on the use of retained earnings for cash dividends on common stock. Kentucky Utilities is subject to the same restrictions as well as those contained in Virginia law, its Mortgage Indenture and Articles of Incorporation. At December 31, 1993, there were no restricted retained earnings.

     The Company has a shareholder rights plan designed to provide protection to shareholders in the event of an unsolicited attempt to acquire the Company. Under the shareholder rights plan, KU Energy shareholders will receive as a dividend one right for each share of KU Energy common stock. Should certain events occur (for instance, an acquirer becomes the beneficial owner of 20 percent or more of the Company's outstanding voting stock without approval by the Company, or certain transactions occur following an acquirer becoming the beneficial owner of 10 percent or more of such voting stock without Company approval), each right would entitle the holder, other than the acquirer, to purchase common shares of KU Energy or shares of any company that acquires KU Energy at a discount from the market value. In certain circumstances, the Company may redeem the rights at a price of $.01 per right. The rights expire in February 2002.


     7.  Preferred Stock

     KU Energy

     As of December 31, 1993, there were 20 million shares of KU Energy preferred stock, without par value, authorized for issuance.

     Kentucky Utilities

     Kentucky Utilities redeemed all 120,000 shares of its 8.65% preferred stock and 180,000 shares of its 9.96% preferred stock on March 1, 1991, and the remaining 10,000 shares of its 9.96% preferred stock on June 1, 1991 at a total price of $32.7 million.

     In  December 1993,  Kentucky  Utilities issued  200,000  shares of  6.53%
     preferred stock.   The  proceeds were used  to redeem  200,000 shares  of
     7.84% preferred stock on February 1, 1994.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Each  series of preferred  stock is redeemable at  the option of Kentucky
     Utilities upon 30 days' written notice as follows:


                                   Redemption Price per Share
      Series                       (plus accrued and unpaid dividends, if any)
      4 3/4%                                  $101.00

      6.53%                                   (Not redeemable prior to December 1, 2003.)
                                              $103.265 through November 30, 2004, decreasing
                                               approximately   $.33 each twelve months
                                               thereafter to $100 on or after December 1, 2013.

      7.84%                                   $101.50

     As of December 31, 1993, there were 5.3 million shares of Kentucky Utilities preferred stock, having a maximum aggregate stated value of $200 million, authorized for issuance.


     8.  Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash  and   cash  equivalents,  escrow  funds,   construction  funds  and
     customers' deposits carrying values approximate fair value because of the short maturity of these amounts.

     Investment in marketable securities are based on quoted market prices.

     Long-term debt fair values are based on quoted market prices for Kentucky Utilities' first mortgage bonds and on current rates available to Kentucky Utilities for debt of the same remaining maturities for Kentucky Utilities' pollution control bonds and promissory note.

     Kentucky Utilities has an interest rate swap agreement with a notional amount of $70 million. Fair value of this instrument is the estimated amount the counterparty would pay to Kentucky Utilities to terminate the swap at the date of measurement.

     The estimated fair values of the Company's financial instruments at December 31 are as follows:

                                                        1993                     1992
                                                Carrying   Estimated       Carrying  Estimated
      (in thousands of dollars)                  Amount    Fair Value       Amount   Fair Value
      Investment in marketable securities      $  16,397   $ 16,483      $  16,067    $  16,181

      Interest rate swap                               -      2,550              -        3,260

      Long-term debt                           $ 442,066   $489,042      $ 443,998    $ 471,278

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     If the excess of fair value over carrying value of Kentucky Utilities' long-term debt were settled at amounts approximating those above, the anticipated regulatory treatment would allow recovery of these amounts in rates over a prescribed amortization period. Accordingly, any settlement would not have a significant impact on the Company's financial position or results of operations.

     In May 1993, the FASB issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This statement, which must be adopted on January 1, 1994, addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all investments in debt securities. The Company does not anticipate that the new standard will have a material impact on its financial condition or results of operations.


     9. Leveraged Leases

     KU Capital purchased equity interests in three existing leveraged lease arrangements from a third party in 1993. KU Capital is co-lessor on each of these leases involving combustion turbine generating units. The leases expire in 1999. The residual values are estimated to be between 131% to 152% of the cost. KU Capital's equity investment represents 73% of the aggregate purchase price of the leases. The remaining 27% represents the nonrecourse debt provided by lenders at the inception of the leases in 1974. The lenders have been granted, as their sole remedy in the event of default by the lessees, an assignment of rentals due under the leases and a security interest in the leased properties.

     The following is a summary of the components of KU Capital's net investment in leveraged leases:

     As of December 31, (in thousands of dollars)                                        1993
      Rentals receivable (net of nonrecourse debt)                             $         3,032
      Estimated residual value of leased property                                       19,661
      Less:  Unearned and deferred income                                               12,373
      Investment in leveraged leases                                                    10,320
      Less:  Accumulated deferred income taxes                                             239
      Net investment in leveraged leases                                       $        10,081

      The following  is  a summary  of the  components of  income from  leveraged leases:
      Year Ended December 31, (in thousands of dollars)                                   1993
      Income before income taxes                                               $           565
      Income tax expense                                                                   228
      Income from leveraged leases                                             $           337



     Financial
     Information
     (Unaudited)

                                KU Energy Corporation
                                    & Subsidiaries

     Quarterly  financial  results  for  1993  and  1992  are summarized  below.
     Generally, quarterly results may fluctuate due to seasonal variations, changes in fuel costs and other factors.

     Quarter                                       4th         3rd           2nd           1st
                                      (in thousands of dollars, except for per share amounts)
      1993
      Operating Revenues                     $ 151,823    $ 160,609     $  139,903    $ 154,273
      Net Operating Income                      20,951       30,440         22,069       31,025
      Net Income                                15,251       24,447         16,436       23,849
      Earnings per Average
             Common Share                          .40          .64            .44          .63
      1992
      Operating Revenues                     $ 139,831    $ 152,024     $  137,911    $ 146,494
      Net Operating Income                      20,817       31,084         24,112       29,321
      Net Income                                13,953       22,258         16,057       21,914
      Earnings per Average
             Common Share                          .37          .59            .42          .58

     These  quarterly amounts reflect, in the Company's opinion, all adjustments
     (including  only  normal  recurring   adjustments)  necessary  for  a  fair
     presentation.

     Report of
     Independent
     Public
     Accountants

                               KU Energy Corporation
                                   & Subsidiaries

     To the Shareholders of
     KU Energy Corporation:

     We have audited the accompanying consolidated balance sheets and statements of capitalization of KU Energy Corporation (a Kentucky corporation) and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KU Energy Corporation and Subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As explained in Notes 3 and 4 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.



                                         /s/ Arthur Andersen & Co.
                                         Arthur Andersen & Co.



     Chicago, Illinois
     January 26, 1994