Form 10-K, Exhibit 13
period 1994-12-31
KU ENERGY CORP
filed 1995-03-10
CIK 835715

EXHIBIT 13

     Managements Discussion and Analysis of Financial Condition and Results of Operation


     KU Energy Corporation (KU Energy or the Company) is an investor-owned utility holding company with two wholly-owned subsidiaries. Kentucky Utilities Company (KU or the Utility), the principal subsidiary of KU Energy, is an electric utility, and KU Capital Corporation (KU Capital) is a nonutility subsidiary.

     RESULTS OF OPERATIONS

     1994 Compared to 1993

     Earnings and Dividends

     Earnings in 1994 were $2.01 per share as compared to $2.11 in 1993. The decline reflects increases in operating expenses primarily related to
     purchased power.   The benefits of weather in the first half of 1994 were
     offset by the impact of milder weather in the third and fourth quarters of the year. Earnings for 1994 include a one-time recovery of about 5 cents per share associated with the resolution of a coal contract dispute. For additional detail concerning the refunds resulting from resolution of the dispute, refer to Note 1 of the Notes to Consolidated Financial Statements, "Operating Revenues and Fuel Costs".

     Common stock dividends were increased 2.5% to $1.64 per share in 1994. In January 1995, the KU Energy Board increased the common dividend again to an indicated annual rate of $1.68. This increase was the 20th in the last 21 years.

     Sales and Revenues
                                                                Increase (Decrease)
                                                                  From Prior Years
                                                             1994                 1993
                                                      kWh      Revenues      kWh    Revenues
                                                      (%)       (000's)       (%)    (000's)

            Residential                                 -      $  2,815       10    $15,942
            Commercial                                  2         3,936        4      4,752
            Industrial                                  7         8,186       10      9,049
            Mine Power & Public
             Authorities                                3         3,248        2        853
                  Total Retail Sales                    3        18,185        7     30,596
            Other Electric Utilities                   62        27,202        1      3,484
            Miscellaneous Revenues
             and Other                                  -           709        -       (423)
                  Total Before Refund                  11        46,096        6     33,657
            Provision for Refund -
              Litigation Settlement                     -       (16,076)       -     (3,309)
                  Total                                11      $ 30,020        6    $30,348

     Kilowatt-hour (kWh) sales in 1994 were 11% above sales in 1993. The increase was primarily due to greater sales to neighboring utilities and increased sales to industrial customers. Sales to other electric utilities rose 62% in 1994 due to increased demand for power from neighboring utilities. While management believes the level of sales to other utilities was unusually high in 1994, KU will aggressively pursue future opportunities in the bulk power market. Industrial sales rose 7% in 1994 reflecting a continued trend of growth in the manufacturing sector of KU's service area. About 42% of the industrial sales increase for 1994 was due to greater sales to Toyota Motor Manufacturing, USA, Inc. (TMM), KU's largest customer. In March 1994, TMM completed an $800 million assembly plant expansion. Residential sales were flat as compared to 1993.

     As a result of refunds to customers of fuel costs savings associated with the resolution of a coal contract dispute, operating revenues in 1994 were reduced by about $19.4 million, and fuel expense was reduced by about $23.1 million (refer to Note 1 of the Notes to Consolidated Financial Statements, "Operating Revenues and Fuel Costs"). Excluding the impact of the refund to customers, revenues in 1994 increased $46.1 million (8%) over 1993 as a result of increased kWh sales.

     1994 Kilowatt-Hour Sales by Classification

      Year Ended December 31,                      1994
      Residential                                    27%
      Commercial                                     19%
      Industrial                                     21%
      Mine Power                                      5%
      Public Authorities                              7%
      Other Electric Utilities                       21%
          Total                                     100%


     Fuel Expense

     Excluding the effect of the above referenced refunds to customers, fuel expense increased $10.7 million (6%) in 1994. This increase was due to a 3% increase in annual coal consumption attributable to greater kWh generation and to a 2% increase in the average price per ton of coal consumed.

     Purchased Power Expense

     Purchased power expense increased $26.7 million (77%) in 1994 due to higher demand costs ($13.8 million) and increased kWh purchases ($12.9 million). The higher demand costs related to KU's decision to increase purchased power commitments as part of its strategy to obtain the most economical sources of energy supply, which allows the Utility to delay the need for additional baseload capacity. Effective January 1, 1994, KU elected to increase from 5% to 20% its entitlement to the available capacity of a 1,000-megawatt generating station owned by Electric Energy, Inc. (EEI). KU is a 20% owner of EEI. The increase in power purchases was primarily from EEI.

     Maintenance Expense

     Maintenance expense for 1994 was $6.7 million (11%) above 1993. The increase was primarily due to damage from two severe ice storms in the first quarter of 1994 and to scheduled maintenance at KU's generating stations.

     1993 Compared to 1992

     Earnings and Dividends

     Earnings were $2.11 per share in 1993 compared to $1.96 in 1992. The increase in 1993 was largely due to weather-related growth in sales and lower interest charges attributable to debt refinancings and redemptions. Earnings in 1993 were negatively impacted by an increase in other operating expenses and a decline in interest and dividend income.

     The Company paid common stock dividends of $1.60 per share in 1993, an increase from $1.56 per share in 1992.

     Sales and Revenues

     Sales in 1993 were 6% above 1992. The increase was the result of greater sales to residential and industrial customers. The increase in residential sales was largely weather-related. KU's customers set an all-time record peak demand for electricity of 3,176 megawatts in July 1993 during a period of unusually warm weather. The increase in industrial sales for 1993 reflected the general strength of the service area economy as well as an increase in the number of industrial customers.

     Excluding the effect of refunds to customers associated with the resolution of a coal contract dispute (refer to Note 1 of the Notes to Consolidated Financial Statements, "Operating Revenues and Fuel Costs"), revenues increased $33.7 million (6%) in 1993. This increase was primarily a result of greater kWh sales.

     Fuel and Purchased Power Expenses

     Fuel expense, excluding the effect of the above referenced refunds to customers, increased 9% in 1993. The increase was primarily due to a 7% increase in coal consumption attributable to greater kWh generation.

     Purchased power expense for 1993 was $2.0 million (6%) above 1992. The increase reflected greater demand charges associated with a new short-term capacity contract with a neighboring utility, partially offset by a 5% decrease in power purchases. The decline in power purchases was due to  a reduction  in  the availability  of Owensboro  Municipal Utilities'
     (OMU) generating units during scheduled maintenance of those units in the second quarter of 1993. A contract between KU and OMU allows KU to purchase, on an economic basis, surplus power from a 400-megawatt generating station owned by OMU.

     Other Operating Expenses

     Other operating expenses for 1993 increased $11.0 million (12%), $6.3 million of which resulted from the adoption of a new accounting standard. (Refer to Note 3 of the Notes to Consolidated Financial Statements, "Other Postretirement Benefits").

     Other Income and Deductions

     Other income and deductions in 1993 declined $1.5 million. A reduction in interest and dividend income was the result of lower levels of cash investments. This reduction was partially offset by an increase in income from nonutility investments.

     Interest and Other Charges

     Interest and other charges decreased $8.2 million (19%) in 1993. The decline resulted from the redemption of two debt issues near the beginning of the second quarter of 1993 and the refinancing of several debt issues during the second half of 1992 and early in the third quarter of 1993 at significantly lower interest rates.


     LIQUIDITY AND CAPITAL RESOURCES

     Financial Condition

     The  Company continues to maintain  a strong financial  position.  At the end of 1994, common stock equity represented 53.5% of total capitalization while long-term debt was 43.0%, and preferred stock was 3.5%. The Company's financial strength is reflected in excellent credit ratings. Rating agencies are applying stricter standards to utility credits in light of increasing competition in the utility industry. This has resulted in credit downgrades for some utilities. Despite the more stringent standards, KU has maintained high quality bond ratings of AA (Duff & Phelps), Aa2 (Moody's) and AA- (Standard & Poor's).


     Total Capitalization

      As of December 31,                 1994       1993        1992        1991        1990

      Capitalization (in millions)     $1,152     $1,085      $1,067      $1,016       $ 995

      Long-Term Debt                     43.0%      40.8%       41.6%       40.2%       41.1%
      Preferred Stock                     3.5%       3.7%        3.7%        3.9%        4.0%
      Common Stock Equity                53.5%      55.5%       54.7%       55.9%       54.9%


     Cash from operations accounted for 54% of cash requirements in 1994 as compared to 69% in 1993 and 87% for 1992. Cash requirements in the above percentages exclude optional debt refinancings and redemptions and optional preferred stock redemptions.

     Financing

     On behalf of KU, $54 million of Variable Rate Collateralized Solid Waste Disposal Facility Revenue Bonds was issued in 1994, and $50 million of 5 3/4% Collateralized Solid Waste Disposal Facility Revenue Bonds was issued in 1993. Proceeds from the sale of these tax exempt issues were used to fund a portion of the costs of certain environmental compliance facilities at the Utility's Ghent Generating Station.

     To  provide working capital for operations, KU issued commercial paper in
     1994.   At  the end of  1994, the  Utility had  $76.3 million outstanding under its commercial paper program.

     Taking advantage of favorable market conditions in 1993, KU refinanced $120 million of first mortgage bonds at significantly lower interest rates. The Utility had refinanced about $180 million of higher cost debt in 1992. These refinancings reduced annual interest expense by about $5.4 million.

     KU also issued $20 million of 6.53% preferred stock in December 1993. Proceeds from the sale of this issue were used to redeem the Utility's 7.84% preferred stock in February 1994.

     Through refinancing activities, the Company has lowered its embedded costs of long-term debt and preferred stock as shown below.

     Embedded Cost
      As of December 31,                                        1994        1993        1992
      Long-Term Debt                                            7.06%       7.23%       8.00%
      Preferred Stock                                           5.64%       6.37%       6.30%


     Construction Requirements

     Construction expenditures were  $193 million  in 1994.   Of that  amount,
     about $62 million related to compliance with the 1990 Clean Air Act Amendments, $21 million to other environmental compliance measures and $38 million to construction of combustion turbine generating units (peaking units).

     Projected construction expenditures for the 1995-1999 period are $521 million. Included in this amount is $120 million for peaking units. Also included in the 1995-1999 construction total is $23 million for environmental compliance measures of which $18 million is for compliance with the 1990 Clean Air Act Amendments.

     KU  expects   to  provide  about   93%  of  its   1995-1999  construction
     requirements through internal sources of funds with the balance primarily from long-term debt and/or preferred stock equity.


     Construction Expenditures by Function - Actual 1994 and Estimated 1995-1999

                                            Actual                 Estimated
      (in millions of dollars)                1994    1995     1996     1997    1998     1999

      Total Construction Expenditures        $ 193   $ 123    $ 117    $ 106   $ 100    $  75

      Environmental Compliance                42.7%    8.1%     6.3%     5.6%      -%       -%
      Generation                              25.4%   33.1%    36.8%    31.3%   31.1%    15.1%
      Distribution                            23.0%   36.5%    36.8%    42.9%   47.6%    67.9%
      Transmission and Other                   8.9%   22.3%    20.1%    20.2%   21.3%    17.0%


     Nonutility Activities

     KU Energy is pursuing a core energy strategy for its nonutility investments. Under this strategy, targeted investments that build on the Company's knowledge and expertise will be made in energy-related areas. The Company's nonutility investments are originated and managed by KU Capital.

     In 1994, KU Capital acquired interests in two combustion turbine generating units leased to a utility company. KU Capital's equity interests in combustion turbine generating units (all of which are leased to investment grade utility companies) total about $19 million.

     In  1994,  KU  Capital entered  into  agreements  with  Tenaska, Inc.  (a developer of gas-fired cogeneration and independent power generation projects) and its affiliates to purchase limited partnership interests in the ownership and development of certain domestic independent power projects. Under the agreements, KU Capital, through its wholly-owned subsidiaries, has become a limited partner in two operating cogeneration projects. KU Capital has also become a limited partner in two independent power projects which are in construction under the sponsorship of Tenaska. KU Capital's commitment related to these two projects in the 1995-1999 period is approximately $12 million. KU Capital has also agreed to participate in funding the development of future Tenaska-sponsored independent power projects in North America. KU Capital contributed $1.5 million for development funding during 1994 and has committed to fund about $9 million from 1995 to 1999. This development funding commitment provides KU Capital the opportunity to invest in future projects.

     During 1994, KU Capital liquidated its $16 million investment in a hedged utility preferred stock portfolio.

     UTILITY ISSUES

     Competition

     Increasing  competitive  pressures  continue  to  challenge  the  utility
     industry.    Set in  motion by  the National  Energy  Policy Act  of 1992
     (NEPA), these pressures are moving the utility industry to a less regulated and more competitive operating environment. Under NEPA, the Federal Energy Regulatory Commission (FERC) was given authority to order utilities to open their transmission lines to third parties. NEPA also removed long-standing constraints on the development of wholesale power generation by establishing a new class of independent power producers which are generally exempt from traditional utility regulation.

     While NEPA prohibits the FERC from ordering utilities to provide transmission access to retail customers (so-called retail wheeling), several states are considering proposals that would allow retail wheeling.

     To date, competition from independent power producers has not been a factor in KU's service area largely due to KU's low rates. There are no pending proposals for retail wheeling in Kentucky or Virginia. However, the final impact of NEPA on the utility industry is yet to be determined. The Company believes that competition will become more intense and that customers will demand and be given more energy options. With utility rates that are among the lowest in the nation, KU believes it is well-positioned for an increasingly competitive environment.

     In September 1994, KU filed for FERC approval of a Power Services Tariff which would allow KU to leverage its low-cost position by selling power at competitive market-based rates. In connection with the Power Services Tariff filing, KU also filed a Transmission Service Tariff. KU would offer the Transmission Service Tariff to customers seeking access to its transmission lines, and would use the transmission tariff for its own transmission needs when it makes opportunity sales.

     The Transmission Service Tariff became effective, subject to refund, on December 1, 1994, according to a November 1994 FERC order. In the same order, the FERC rejected, without prejudice, KU's proposed Power Services Tariff. KU has subsequently filed a response seeking clarification of certain aspects of the order. KU's filing included supplemental information which the FERC deemed necessary for approval of the Power Services Tariff.

     In addition, KU has launched a series of innovative marketing programs designed to increase market share. The Utility has also developed strategic initiatives to increase off-system sales and to expand its market through economic development. KU's strong competitive position was confirmed in 1994 by the findings of a management and operations audit by the Kentucky Public Service Commission (PSC).

     Management Audit

     In August 1994, the PSC released the findings of a comprehensive management and operations audit that found KU to be "one of the better managed electric utilities in the country".

     The audit, which began in November 1993, was a part of the PSC's ongoing management audit program. Vantage Consulting, Inc., selected by the PSC to perform the audit, found that "...KU is one of the most cost-effective utilities in the country." The audit findings cited KU's low embedded cost of generation, lean staff ratios, good corporate citizenship and favorable ratings from customers, employees and the financial community.

     Included in the audit report was a list of recommendations, accepted by KU, designed to maintain the Utility's strong position in the future. Most of these are strategic considerations that help position the Utility as an even stronger energy provider in the increasingly competitive electric utility industry.


     ENVIRONMENTAL MATTERS

     Clean Air Act

     The Clean Air Act Amendments of 1990 require KU to reduce sulfur dioxide and nitrogen oxide emissions in two phases. Phase I requirements, which were effective January 1, 1995, were met primarily through the installation of a flue gas desulfurization system (scrubber) on Unit 1 of KU's Ghent Generating Station. The scrubber became operational in December 1994. The Utility estimates capital costs for the scrubber and other equipment modifications related to Clean Air Act compliance to be $151 million through the year 1999. About $133 million of this amount had been spent through the end of 1994.

     The flexible design of the Ghent Unit 1 scrubber provides an option of installing an additional scrubber on Ghent Unit 2 at a favorable cost. This option, which is not included in the above capital costs, may be considered if it is cost beneficial to the KU system to meet Phase II requirements, which became effective January 1, 2000. KU has purchased 12,900 Phase I emission allowances and has been awarded about 114,000 additional allowances through the Environmental Protection Agency's (EPA) Phase I Extension Plan Program. The Utility's current emission allowance strategy is to bank unused sulfur dioxide emission allowances. Under the current strategy, allowances accumulated (from the additional allowances received from the EPA and expected reduced emissions from the installation of the scrubber) will begin to be consumed when Phase II requirements become effective.

     The Company will continue to review and revise its compliance plans accordingly, to ensure that its environmental obligations are met in the most efficient and cost-effective manner.

     Environmental Cost Recovery

     In July 1994, the PSC approved KU's January 1994 application to implement an environmental surcharge. The surcharge, authorized by a Kentucky statute enacted in 1992, is designed to recover certain operating and capital costs related to compliance with federal, state or local environmental requirements associated with the production of energy from coal, including the 1990 Clean Air Act Amendments. KU's environmental surcharge was implemented in August 1994. KU estimates that it will result in an average increase of about 4% in a customer's monthly bill, leaving the Utility's rates very competitive. The constitutionality of the surcharge is being challenged in the Franklin County (Kentucky) Circuit Court. Management believes that, based on its review of the circumstances, the surcharge statute is constitutional and the PSC approval of July 1994 will be upheld.

     Other

     In 1990, the Company received a letter from the EPA identifying KU and others as potentially responsible parties under the Comprehensive Environmental Response Compensation and Liability Act of 1980 for a disposal site in Daviess County, Kentucky. The EPA has turned over responsibility for investigation of the site and development of a remediation plan to a group (not including KU) originally named as potentially responsible parties. KU has entered into an agreement with the group as to the portion of the investigation and development costs to be borne by the Utility in connection with the site. Any remediation plan would be subject to approval of the EPA. Although a final, approved plan has yet to be developed, KU does not believe that any liability with respect to the site will have a material impact on its financial position or results of operations.


     PROVIDING FOR CUSTOMER GROWTH

     KU's forecast indicates annual growth in sales and peak demand of 2.1% and 1.7%, respectively, over the next 15 years. The Utility plans to provide for customer growth in the '90s through purchased power, the addition of combustion turbine peaking units and demand-side management. There are no plans for additional coal-fired baseload capacity before 2010.


     INFLATION

     KU's rates are designed to recover operating and historical plant costs. Financial statements, which are prepared in accordance with generally accepted accounting principles, report operating results in terms of historic costs and do not evaluate the impact of inflation. Inflation affects the Utility's construction costs, operating expenses and interest charges. Inflation can also impact KU's financial performance if rate relief is not granted on a timely basis for increased operating costs.

      Consolidated Statements
      of Income and
      Retained Earnings

                                         KU Energy Corporation
                                            & Subsidiaries


      Year Ended December 31,                                        1994       1993      1992
      (in thousands of dollars, except for per share amounts)
      Operating Revenues (See Note 1)                           $  636,628 $ 606,608 $  576,260
      Operating Expenses:
          Fuel, principally coal, used in generation
           (See Note 1)                                            170,654   178,910    168,470
          Electric power purchased                                  61,442    34,711     32,753
          Other operating expenses                                 114,551   106,124     95,109
          Maintenance                                               66,141    59,458     61,270
          Depreciation                                              65,441    60,811     58,931
          Federal and state income taxes                            43,904    47,752     40,992
          Other taxes                                               14,789    14,357     13,401
            Total Operating Expenses                               536,922   502,123    470,926
      Net Operating Income                                          99,706   104,485    105,334
      Other Income and Deductions:
          Interest and dividend income                               5,914     4,737      7,866
          Other income and deductions - net                          6,709     6,033      4,415
            Total Other Income and Deductions                       12,623    10,770     12,281
      Income Before Interest and Other Charges                     112,329   115,255    117,615

      Interest and Other Charges:
          Interest on long-term debt                                32,147    31,650     39,571
          Preferred stock dividend requirements of Subsidiary        2,384     2,558      2,518
          Other interest charges                                     1,922     1,064      1,344
            Total Interest and Other Charges                        36,453    35,272     43,433

      Net Income                                                $   75,876 $  79,983 $   74,182
      Earnings per Average Common Share, based on average
            shares outstanding of 37,817,878                    $     2.01 $    2.11 $     1.96


      Retained Earnings Beginning of Year                       $  294,949 $ 275,475 $  260,289
      Add Net Income                                                75,876    79,983     74,182
                                                                   370,825   355,458    334,471
      Deduct:
          Dividends on common stock, $1.64, $1.60 and $1.56
            per share during 1994, 1993 and 1992, respectively      62,021    60,509     58,996
          Preferred stock redemption expense                           257         -          -
                                                                    62,278    60,509     58,996
      Retained Earnings End of Year                             $  308,547 $ 294,949 $  275,475


      The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

      Consolidated Statements
      of Cash Flows

                                         KU Energy Corporation
                                            & Subsidiaries


      Year Ended December 31, (in thousands of dollars)               1994      1993      1992

      Cash Flows from Operating Activities:

          Net income                                              $ 75,876   $79,983  $ 74,182
          Items not requiring (providing) cash currently:
            Depreciation                                            65,441    60,811    58,931
            Deferred income taxes                                     (612)    6,064     3,262
            Investment tax credit deferred                          (4,110)   (4,131)   (4,149)
            Changes in current assets and liabilities:
             Change in fuel inventory                               (4,579)    7,694      (642)
             Change in accounts receivable                            (138)   (9,243)    5,443
             Change in accounts payable                              4,815    22,660    (1,823)
             Change in liability to ratepayers                     (29,958)   36,867         -
             Change in escrow funds                                 30,841   (37,752)        -
            Other - net                                              1,128       104    (3,223)

      Net Cash Provided by Operating Activities                    138,704   163,057   131,981

      Cash Flows from Investing Activities:

          Construction expenditures - utility                     (193,344) (177,069)  (86,077)
          Nonutility property                                         (509)      (17)   (5,037)
          Purchase of long-term investments                            (45)     (944)  (15,160)
          Proceeds from sale of long-term investments               15,440         -         -
          Investment in leveraged leases                            (6,609)   (9,924)        -
          Investment in independent power projects                  (6,742)        -         -
          Other                                                      1,481       549       801

      Net Cash Used by Investing Activities                       (190,328) (187,405) (105,473)

      Cash Flows from Financing Activities:

          Short-term borrowings - net                               76,300         -         -
          Issuance of long-term debt                                54,000   173,500   219,930
          Funds deposited with trustee - net                            95   (18,268)      528
          Retirement of long-term debt, including premiums             (21) (180,677) (190,756)
          Retirement of preferred stock, including premium         (20,302)        -         -
          Issuance of preferred stock                                    -    20,000         -
          Payment of common stock dividends                        (62,021)  (60,509)  (58,996)

      Net Cash Provided (Used) by Financing Activities              48,051   (65,954)  (29,294)

      Net Decrease in Cash and Cash Equivalents                     (3,573)  (90,302)   (2,786)

      Cash and Cash Equivalents Beginning of Year                   32,500   122,802   125,588

      Cash and Cash Equivalents End of Year                       $ 28,927  $ 32,500  $122,802

      Supplemental Disclosures

      Cash paid for:
          Interest on long-term debt                              $ 30,594  $ 33,860  $ 41,912
          Federal and state income taxes                          $ 44,343  $ 42,190  $ 38,696

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

      Consolidated
      Balance Sheets

                                         KU Energy Corporation
                                            & Subsidiaries


      As of December 31, (in thousands of dollars)                             1994       1993
      Assets
      Utility Plant:
        Plant in service, at cost                                        $2,238,926 $2,004,688
        Less:  Accumulated depreciation                                     933,394    879,960
                                                                          1,305,532  1,124,728

        Construction work in progress                                       104,385    158,829
           Total Utility Plant                                            1,409,917  1,283,557

      Current Assets:
        Cash and cash equivalents                                            28,927     32,500
        Escrow funds - coal contract litigation                               6,911     37,752
        Construction funds held by trustee                                   18,553     18,268
        Accounts receivable, net of allowance for doubtful accounts          41,532     41,394
        Accrued utility revenues                                             24,227     25,575
        Fuel, principally coal, at average cost                              35,652     31,073
        Plant materials and operating supplies, at average cost              20,081     17,261
        Other                                                                10,619      7,808
           Total Current Assets                                             186,502    211,631

      Investments, Deferred Charges and Other Assets:
        Investment in marketable securities                                       -     15,981
        Investment in leveraged leases                                       18,675     10,320
        Unamortized loss on reacquired debt                                  12,324     13,295
        Other                                                                41,876     38,410
           Total Investments, Deferred Charges and Other Assets              72,875     78,006
           Total Assets                                                  $1,669,294 $1,573,194

      Capitalization and Liabilities
      Capitalization: (See Consolidated Statements of Capitalization)
        Common stock equity                                              $  616,092 $  602,503
        Preferred stock                                                      40,000     40,000
        Long-term debt                                                      496,012    442,045
           Total Capitalization                                           1,152,104  1,084,548

      Current Liabilities:
        Preferred stock and long-term debt due within one year                   21     20,021
        Short-term borrowings                                                76,300          -
        Accounts payable                                                     48,709     43,894
        Accrued interest                                                      7,328      7,302
        Accrued taxes                                                         9,188      4,456
        Customers' deposits                                                   6,423     10,803
        Accrued payroll and vacations                                         8,222      7,719
        Liability to ratepayers - coal contract litigation                    6,909     36,867
        Other                                                                 6,471      6,444
           Total Current Liabilities                                        169,571    137,506

      Deferred Credits and Other Liabilities:
        Accumulated deferred income taxes                                   215,466    211,951
        Accumulated deferred investment tax credits                          38,275     42,385
        Regulatory tax liability                                             60,788     64,086
        Other                                                                33,090     32,718
           Total Deferred Credits and Other Liabilities                     347,619    351,140
           Total Capitalization and Liabilities                          $1,669,294 $1,573,194



     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

      Consolidated
      Statements of
      Capitalization                     KU Energy Corporation
                                            & Subsidiaries

      As of December 31, (in thousands of dollars)                             1994       1993
      Common Stock Equity:
        Common stock, without par value, authorized 160,000,000
          shares, outstanding 37,817,878 shares                          $  308,140 $   308,140
        Capital stock expense and other                                        (595)       (586)
        Retained earnings                                                   308,547     294,949
          Total Common Stock Equity                                         616,092     602,503

      Preferred Stock:
        Kentucky Utilities cumulative, without par value,
          $100 stated value
        4 3/4%, outstanding 200,000 shares                                   20,000      20,000
        6.53%,  outstanding 200,000 shares                                   20,000      20,000
        7.84%,  outstanding 200,000 shares                                        -      20,000
        Less:   Amounts to be redeemed within one year                            -      20,000
          Total Preferred Stock                                              40,000      40,000

      Long-Term Debt:
        First Mortgage Bonds:
          5.95%  Series Q, due June 15, 2000                                 61,500      61,500
          7 3/8% Series K, due December 1, 2002                              35,500      35,500
          6.32%  Series Q, due June 15, 2003                                 62,000      62,000
          7.92%  Series P, due May 15, 2007                                  53,000      53,000
          8.55%  Series P, due May 15, 2027                                  33,000      33,000
                                                                            245,000     245,000
        First Mortgage Bonds, Pollution Control Series:
          7 3/8% Pollution Control Series 7, due May 1, 2010                  4,000       4,000
          7.45%  Pollution Control Series 8, due September 15, 2016          96,000      96,000
          6 1/4% Pollution Control Series 1B, due February 1, 2018           20,930      20,930
          6 1/4% Pollution Control Series 2B, due February 1, 2018            2,400       2,400
          6 1/4% Pollution Control Series 3B, due February 1, 2018            7,200       7,200
          6 1/4% Pollution Control Series 4B, due February 1, 2018            7,400       7,400
          7.60%  Pollution Control Series 7, due May 1, 2020                  8,900       8,900
          5 3/4% Pollution Control Series 9, due December 1, 2023            50,000      31,900
          5 3/4% County of Carroll, Kentucky, Collateralized Solid
            Waste Disposal Facility Revenue Bonds, due December 1, 2023           -      18,100
          Variable Rate Pollution Control Series 10, due November 1, 2024    35,700           -
          Variable Rate County of Carroll, Kentucky, Collateralized Solid
            Waste Disposal Facility Revenue Bonds, due November 1, 2024      18,300           -
                                                                            250,830     196,830
            Total First Mortgage Bonds                                      495,830     441,830
        Unamortized premium                                                      96         108
        8% secured note, due January 5, 1999 (net of current maturity)           86         107
          Total Long-Term Debt                                              496,012     442,045
          Total Capitalization                                           $1,152,104 $ 1,084,548

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     1. Summary of Significant Accounting Policies

     Principles of Consolidation

     The consolidated financial statements include the accounts of KU Energy Corporation (KU Energy or the Company), a holding company, and its wholly owned subsidiaries, Kentucky Utilities Company (Kentucky Utilities), an electric utility, and KU Capital Corporation (KU Capital), a nonutility subsidiary. Certain amounts from prior periods have been reclassified to conform with the current year presentation.

     Regulation

     Kentucky Utilities is a public utility subject to regulation by the Kentucky Public Service Commission (PSC), the Virginia State Corporation Commission (SCC) and the Federal Energy Regulatory Commission (FERC). With respect to accounting matters, Kentucky Utilities maintains its accounts in accordance with the Uniform System of Accounts as defined by these agencies. Its accounting policies conform to generally accepted accounting principles applicable to rate regulated enterprises and reflect the effects of the ratemaking process. Other than the unamortized loss on reacquired debt, Kentucky Utilities' regulatory assets are insignificant.

     Utility Plant

     Utility plant is stated at the original cost of construction. The cost of repairs and minor renewals is charged to maintenance expense as incurred. Property unit replacements are capitalized and the depreciation reserve is charged with the cost, less net salvage, of units retired.

     Depreciation

     Provision  for depreciation of  utility plant  is based  on straight-line
     composite rates applied to  the cost of depreciable property.   The rates
     approximated 3.4% in 1994, and 3.3% in 1993 and 1992.

     Cash and Cash Equivalents

     For purposes of reporting cash flows, the Company considers highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

     The Company utilizes a cash management mechanism that funds certain bank accounts for checks as they are presented to those banks. The Company classified checks written but not presented to those banks, which amounted to $11.5 million and $9.9 million at December 31, 1994 and 1993, respectively, in accounts payable.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries



     Financial Instruments

     The Company's temporary cash investments are classified as held-to-maturity and are reported under the caption "Cash and cash equivalents" on the Consolidated Balance Sheet.

     The Company had investments in marketable securities which were classified as available-for-sale and were included in the caption "Investment in marketable securities" on the Consolidated Balance Sheet. Prior to 1994, investments in marketable securities were stated at the lower of aggregate cost or market. The investment portfolio included preferred stocks which were hedged with Treasury futures contracts.
     Gains and losses on purchased hedges of the equity securities were deferred as an adjustment to the carrying amount of the hedged equity securities and recognized when the related securities were sold in 1994, resulting in an insignificant impact on financial condition and results of operations.


     Unamortized Loss on Reacquired Debt

     Kentucky Utilities defers costs (primarily call premiums) arising from the reacquisition or retirement of long-term debt. Costs related to refinanced debt are amortized over the lives of the new debt issues. Costs related to retired debt not refinanced are amortized over the period to the scheduled maturity of the retired debt.

     Operating Revenues and Fuel Costs

     Revenues are recorded based on services rendered to customers. Kentucky Utilities accrues an estimate of revenues for electric service furnished from the meter reading dates to the end of each accounting period. Cost of fuel used in electric generation is charged to expense as the fuel is consumed. The cost of fuel for 1992 included an amortization of buyout costs associated with the termination of a coal supply contract. A fuel adjustment clause adjusts operating revenues for changes in the level of fuel costs charged to expense. An environmental surcharge, implemented in August 1994, permits the utility to recover certain ongoing operating and capital costs of compliance with federal, state or local environmental requirements associated with the production of energy from coal, including the 1990 Clean Air Act Amendments.

     Pursuant to regulatory orders, Kentucky Utilities has been refunding fuel cost savings related to the resolution of a coal contract dispute. Refunds to Kentucky retail customers commenced in July 1994. Refunds were made to Virginia retail customers during the period August 1993 through June 1994. Refunds were made to wholesale customers under the jurisdiction of the Federal Energy Regulatory Commission in lump sum payments in September 1993.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries





     Operating revenues and fuel expense for the respective periods were reduced by the following amounts resulting from the above-mentioned refunds:

      Year Ended December 31, (in thousands of dollars)                1994           1993

      Operating Revenues                                        $    19,385     $    3,309

      Fuel, principally coal, used in generation                $    23,082     $    4,095


     The difference between the reduction in Operating Revenues and the reduction in Fuel Expense is attributed to incurred litigation costs, fuel costs savings related to off-system sales and costs incurred to administer the refund plan. These amounts were allowed to be retained by Kentucky Utilities pursuant to regulatory orders.

     Income Taxes

     The Company establishes deferred tax assets and liabilities, as appropriate, for all temporary differences, and adjusts deferred tax balances to reflect changes in tax rates expected to be in effect during the periods the temporary differences reverse. Investment tax credits resulted from provisions of the tax law which permitted a reduction of the Company's tax liability based on certain construction expenditures. Such credits have been deferred in the accounts and are being amortized as reductions in income tax expense over the life of the related property. Because of rate regulation, changes in tax rates are deferred and amortized as the temporary differences reverse.


     2.  Income Taxes

     Effective  January 1,  1993, the  Company adopted Statement  of Financial
     Accounting Standards No. 109, "Accounting for Income Taxes". The adoption of this standard did not have a material impact on results of operation, cash flows or financial position.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     The accumulated  deferred  income taxes  as set  forth below  and in  the
     Consolidated   Balance  Sheets   arise   from  the   following  temporary
     differences:

      As of December 31, (in thousands of dollars)                        1994           1993


      Deferred Tax Assets:
        Unamortized investment tax credit and other property
          related differences                                        $  31,805      $  28,529

        Other                                                           18,080         13,786
        Less: Amounts included in current assets                         6,726          5,897
                                                                        43,159         36,418

      Deferred Tax Liabilities:
        Accelerated depreciation and other property
          related differences                                          251,282        241,893
        Other                                                            7,343          6,476
                                                                       258,625        248,369

      Net accumulated deferred income tax liability                  $ 215,466      $ 211,951


     The components of income tax expense are as follows:

      Year Ended December 31, (in thousands of dollars)              1994      1993       1992
      Income taxes charged to Operating Income:
      Current    - federal                                     $   36,332 $  35,579  $  30,460
                 - state                                            8,623     9,403      7,851
                                                                   44,955    44,982     38,311
      Deferred   - federal                                           (997)    2,812      2,254
                 - state                                               32        65        557
                                                                     (965)    2,877      2,811
      Deferred investment tax credit                                  (86)     (107)      (130)
                                                                   43,904    47,752     40,992
      Income taxes charged to Other Income
      and Deductions:
      Current    - federal                                          1,507    (2,060)       807
                 - state                                              266      (577)       (12)
                                                                    1,773    (2,637)       795
      Deferred   - federal                                            325     2,591        361
                 - state                                               28       596         90
                                                                      353     3,187        451
      Amortization of deferred investment tax credit               (4,024)   (4,024)    (4,019)
                                                                   (1,898)   (3,474)    (2,773)

      Total income tax expense                                 $   42,006 $  44,278  $  38,219

     The  provision for  deferred  income  taxes in  1992  primarily related  to

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     accelerated depreciation and other property related differences.

     The Company's effective income tax rate, determined by dividing income taxes by the sum of such taxes and net income, was 35.6% in 1994 and 1993 and 34.0% in 1992. The difference between the effective rate and the statutory federal income tax rate is attributable to the following factors:

     Year Ended December 31,  (in thousands of dollars)             1994      1993       1992

      Federal income tax computed at
       35%, 35% and 34%, respectively                          $   41,259 $  43,491  $  38,216
      Add (Deduct):
      State income taxes, net of federal income tax benefit         5,817     6,167      5,601
      Amortization of deferred investment tax credit               (4,110)   (4,131)    (4,140)
      Other, net                                                     (960)   (1,249)    (1,458)
      Total income tax expense                                 $   42,006 $  44,278  $  38,219

     3.  Retirement Benefits

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

     The reconciliation of the funded status of the retirement plans and the pension liability recorded by the Company is as follows:

      As of December 31, (in thousands of dollars)                           1994         1993

      Fair value of plan assets                                          $ 154,314   $ 157,137
      Projected benefit obligation                                        (169,599)   (169,309)
      Plan assets less than projected benefit obligation                   (15,285)    (12,172)
      Unrecognized net loss from past
       experience different than that assumed                                5,246       6,361
      Unrecognized prior service cost                                        4,705       4,966
      Unrecognized net asset                                                (1,799)     (1,949)
      Regulatory effect recorded                                            (3,229)     (5,146)
      Pension liability                                                  $ (10,362)  $  (7,940)

      Accumulated benefit obligation (including vested benefits
          of $124,094 and $128,779, respectively)                        $ 126,146   $ 130,758

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

      Components of Net Pension Cost:
      Year Ended December 31, (in thousands of dollars)           1994       1993         1992

      Service cost (benefits earned during the period)       $  6,017    $   5,036   $   4,774
      Interest cost on projected benefit obligation            12,366       12,311      11,482
      Actual return on plan assets                             (3,723)     (13,229)    (11,384)
      Net amortization and deferral                            (8,765)       1,785         350
      Regulatory effect recorded                               (1,916)          56         705
      Net pension cost                                       $  3,979    $   5,959   $   5,927

      Assumptions Used in Determining Actuarial Valuations:
                                                                 1994         1993        1992
      Weighted average discount rate used to
       determine the projected benefit obligation              8 1/4%       7 1/2%      8 3/4%

      Rate of increase for compensation levels (1)              5 1/2%       4 3/4%         6%

      Weighted average expected long-term rate
       of return on assets                                     8 1/4%       8 1/4%      8 3/4%

      (1)    6%,  5  1/4% and  6 1/2%,  respectively, used  for  the Supplemental  Security  Plan valuation.

     Other Postretirement Benefits

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This standard provides accounting and disclosure requirements associated with the Company's obligation to provide postretirement benefits other than pensions to present and future retirees. In accordance with this standard, the Company accrues, during the years that the employee renders service, the expected cost of providing these benefits for retired employees, their beneficiaries and covered dependents. The impact on results of operations was an increase in pre-tax expense for the year ended December 31, 1993 of $6.3 million (net of capitalized payroll benefits). The Company, prior to 1993, recognized these costs on a pay-as-you-go (cash) basis. Amounts paid for retirees for 1992 amounted to $2.3 million.

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

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     In 1993, the Company began funding, in addition to current requirements for benefit payments, the maximum tax-favored amount allowed through certain tax deductible funding vehicles. The Company anticipates making similar funding decisions in future years, but will consider and make such funding decisions on the basis of tax, regulatory and other relevant conditions in effect at such times. The plan assets consist primarily of equity investments.

     The   reconciliation  of  the  funded   status  of  the   plans  and  the
     postretirement benefit liability recorded by the Company is as follows:

     As of December 31, (in thousands of dollars)                    1994                  1993

      Accumulated postretirement benefit obligation:
        Retirees                                                $ (31,992)             $(38,331)
        Fully eligible active plan participants                    (8,287)               (8,448)
        Other active plan participants                            (25,578)              (28,813)
                                                                  (65,857)              (75,592)
      Plan assets at fair value                                     5,341                 2,440
      Accumulated postretirement benefit obligation
        in excess of plan assets                                  (60,516)              (73,152)
      Unrecognized net (gain)/loss from past
        experience different from that assumed                    (11,353)                3,230
      Unrecognized transition obligation                           60,142                63,483
      Regulatory effect recorded                                        -                   689
      Accrued postretirement benefit liability                  $ (11,727)             $ (5,750)

     Components of the net periodic postretirement benefit cost are as follows:

     Year Ended December 31, (in thousands of dollars)               1994                  1993
      Service cost (benefits attributed to
        service during the period)                              $   2,105              $  2,048
      Interest cost on accumulated postretirement
        benefit obligation                                          4,926                 5,730
      Actual return on plan assets                                    (80)                    -
      Net amortization and deferral                                  (118)                    -
      Amortization of transition obligation                         3,341                 3,341
      Regulatory effect recorded                                      689                  (689)
      Net periodic postretirement benefit cost                  $  10,863              $ 10,430


      Assumptions Used in Determining Actuarial Valuations:
                                                                     1994                  1993
      Weighted average discount rate used to
        determine the projected benefit obligation                 8 1/4%                7 1/2%

      Rate of increase for compensation levels                     5 1/2%                4 3/4%

      Weighted average expected long-term rate of
        return on assets                                           8 1/4%                    -

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits is assumed for 1995. The health care cost trend rate is assumed to decrease gradually to 5.5% through 2003 and remain at that level thereafter over the projected payout period of the benefits. Increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $11 million (17%) and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year by $1.5 million (21%).


     4.  Commitments and Contingencies

     The effects of certain commitments made by the Company are estimated below:

     (in thousands of dollars)      1995      1996     1997     1998     1999  1995-1999
      Estimated Construction
        Expenditures             $122,900  $117,400 $105,600 $100,200  $75,000 $  521,100
      Estimated Contract
        Obligations:
           Fuel                   136,400    79,700   66,100   29,100   20,800    332,100
           Purchased power         24,800    26,100   27,100   26,700   26,400    131,100
           Operating leases         3,100     3,100    3,000    3,000    3,000     15,200
      Independent Power Project
        Commitments                 3,000    10,300    7,600        -        -     20,900
      Sinking Fund Requirements:
           First mortgage bonds  $    376  $    376 $    376 $    376  $   376 $    1,880

     Construction Program

     Kentucky Utilities frequently reviews its construction program and may revise its projections of related expenditures based on revisions to its estimated load growth and projections of its future load.

     See Management's Discussion and Analysis - Construction Requirements for a discussion of future expenditures relating to construction of peaking units and compliance with the 1990 Clean Air Act Amendments.

     Coal Supply

     Obligations under Kentucky Utilities' coal purchase contracts are stated at prices effective January 1, 1995, and are subject to changes as defined by the terms of the contracts.

     Purchased Power Agreements

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Kentucky Utilities has purchase power arrangements with Owensboro Municipal Utilities (OMU) and Electric Energy, Inc. (EEI). Under the OMU agreement, which expires on January 1, 2020, Kentucky Utilities purchases, on an economic basis, all of the output of a 400-MW generating station not required by OMU. The amount of purchased power available to Kentucky Utilities during 1995-1999, which is expected to be approximately 9% of Kentucky Utilities' total kWh requirements, is dependent upon a number of factors including the units' availability, maintenance schedules, fuel costs and OMU requirements. Payments are based on the total costs of the station allocated per terms of the OMU agreement, which generally follows delivered kWh. Included in the total costs is Kentucky Utilities' proportionate share of debt service requirements on $27.3 million of OMU bonds outstanding at December 31, 1994. The debt service is allocated to Kentucky Utilities based on its annual allocated share of capacity, which averaged approximately 51% in 1994. In 1995, Kentucky Utilities' total costs will increase to include its proportionate share of debt service requirements on approximately $176.9 million of additional OMU bonds issued to finance capital improvements designed to enable OMU to comply with the 1990 Clean Air Act Amendments.

     Kentucky Utilities has a 20% equity ownership in EEI, which is accounted for on the equity method of accounting. Kentucky Utilities' entitlement, beginning January 1, 1994, is 20% of the available capacity of a 1,000-MW station. Payments are based on the total costs of the station allocated per terms of an agreement among the owners, which generally follows delivered kWh.

     Sinking Fund Requirements

     Annual sinking fund requirements for Kentucky Utilities' first mortgage bonds may be met with cash or expenditures for bondable property as provided in the Mortgage Indenture. Kentucky Utilities intends to meet the 1995 sinking fund requirements with expenditures for bondable property.

     Independent Power Project Commitments

     During 1994, the Company entered into agreements with Tenaska, Inc. (a developer of gas-fired cogeneration and independent power generation projects) and its affiliates to purchase limited partnership interests in the ownership and development of certain domestic independent power projects. Under the agreements, the Company (through its wholly owned subsidiaries) has become a limited partner in two operating cogeneration projects during 1994. The Company has also become a limited partner in two independent power projects which are in construction under the sponsorship of Tenaska (see Credit Arrangements below). The Company has also agreed to participate in funding the development of future Tenaska-sponsored independent power projects in North America. The Company contributed $1.5 million for development funding during 1994.

     Credit Arrangements

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Kentucky Utilities has aggregate bank lines of credit of $90 million, all of which remained unused at December 31, 1994. A portion of these credit lines ($30 million) expires in September, 1995 and the balance ($60 million) expires in December, 1997. In support of these lines of credit, Kentucky Utilities compensates the banks by paying a commitment fee.

     KU Capital has standby letters of credit totalling about $12 million in support of future commitments to independent power projects. These letters of credit are effective for varying periods of one to two years. In support of these letters of credit, KU Capital compensates the bank by paying a commitment fee.


     5.  Common Stock

     KU Energy is subject to restrictions applicable to all corporations under Kentucky law on the use of retained earnings for cash dividends on common stock. Kentucky Utilities is subject to the same restrictions as well as those contained in Virginia law, its Mortgage Indenture and Articles of Incorporation. At December 31, 1994, there were no restricted retained earnings.

     The Company has a shareholder rights plan designed to provide protection to shareholders in the event of an unsolicited attempt to acquire the Company. Under the shareholder rights plan, in certain circumstances, KU Energy shareholders will receive as a dividend one right for each share of KU Energy common stock. Should certain events occur (for instance, an acquirer becomes the beneficial owner of 20 percent or more of the Company's outstanding voting stock without approval by the Company, or certain transactions occur following an acquirer becoming the beneficial owner of 10 percent or more of such voting stock without Company approval), each right would entitle the holder, other than the acquirer, to purchase common shares of KU Energy or shares of any company that acquires KU Energy at a discount from the market value. In certain circumstances, the Company may redeem the rights at a price of $.01 per right. The rights expire in February 2002.

     6.  Preferred Stock

     KU Energy

     As of December 31, 1994, there were 20 million shares of KU Energy preferred stock, without par value, authorized for issuance.

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

     As of December 31, 1994, there were 5.3 million shares of Kentucky Utilities preferred stock, having a maximum aggregate stated value of $200 million, authorized for issuance.

     7.  Short-Term and Long-Term Debt

     Kentucky Utilities' short-term financing requirements are satisfied through the sale of commercial paper. The weighted average interest rate on the year-end balance was 6.07% for 1994.

     In 1993, Kentucky Utilities entered into a loan agreement with the County of Carroll, Kentucky to finance the construction of solid waste disposal facilities. The County of Carroll issued $50 million of revenue bonds, with the proceeds held in a construction fund by a trustee. In 1994, Kentucky Utilities completed the draw down of the remaining $18.1 million revenue bond proceeds.

     In 1994, Kentucky Utilities entered into a loan agreement with the County of Carroll, Kentucky to finance the construction of solid waste disposal facilities. The County of Carroll issued $54 million of variable rate revenue bonds, with the proceeds held in a construction fund. In 1994, Kentucky Utilities drew down $35.7 million relating to these bonds. Kentucky Utilities Pollution Control Series 10 Bonds are issued under Kentucky Utilities' Mortgage Indenture.

     Under the provisions for the variable rate revenue bonds, Kentucky Utilities can choose between various interest rate options. Currently, the daily interest rate mode is being utilized. The average annual interest rate on the bonds during 1994 was 4.10%. The variable rate bonds are subject to tender for purchase at the option of the holder and to mandatory tender for purchase upon the occurrence of certain events. If tendered bonds are not remarketed, the Company has available lines of credit which may be used to repurchase the bonds.

     Substantially all of Kentucky Utilities' utility plant is pledged as security for the First Mortgage Bonds.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     8.  Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and cash equivalents, escrow funds, construction funds, short-term borrowings and customers' deposits carrying values approximate fair value because of the short maturity of these amounts.

     Long-term debt fair values are based on quoted market prices for Kentucky Utilities' first mortgage bonds and on current rates available to Kentucky Utilities for debt of the same remaining maturities for Kentucky Utilities' pollution control bonds and promissory note.

     Kentucky Utilities has an interest rate swap agreement with a notional amount of $70 million. Fair value of this instrument is the estimated amount the counter-party would pay to Kentucky Utilities to terminate the swap at the date of measurement. This agreement expires in 1996. Kentucky Utilities has no downside interest rate risk associated with this agreement.

     The estimated fair values of the Company's financial instruments at December 31 are as follows:

                                                        1994                      1993
                                                Carrying   Estimated       Carrying  Estimated
      (in thousands of dollars)                  Amount    Fair Value       Amount   Fair Value
      Investment in marketable securities      $       -   $      -      $  15,981    $  15,981

      Interest rate swap                       $       -   $  1,550      $       -    $   2,550

      Long-term debt                           $ 496,033   $475,976      $ 442,066    $ 489,042

     If the difference between fair value and carrying value of Kentucky Utilities' long-term debt was settled at amounts approximating those above, the anticipated regulatory treatment would require return of or allow recovery of these amounts in rates over a prescribed amortization period. Accordingly, any settlement would not have a significant impact on the Company's financial position or results of operations.


     9. Leveraged Leases

     KU Capital owns equity interests in several existing leveraged leases for combustion turbine units leased to utility companies. The leases expire in 1999. KU Capital's equity investment represents 75% of the aggregate purchase price of the leases. The remaining 25% represents the nonrecourse debt provided by lenders at the inception of the leases in 1974. The lenders have been granted, as their sole remedy in the event of default by the lessees, an assignment of rentals due under the leases and a security interest in the leased properties.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     The following is a summary of the components of KU Capital's net investment in leveraged leases:

     As of December 31, (in thousands of dollars)                             1994         1993
      Rentals receivable (net of nonrecourse debt)                       $   4,455    $   3,032
      Estimated residual value of leased property                           32,707       19,661
      Less:  Unearned and deferred income                                   18,487       12,373
      Investment in leveraged leases                                        18,675       10,320
      Less:  Accumulated deferred income taxes                               1,170          239
      Net investment in leveraged leases                                 $  17,505    $  10,081


     The following  is a  summary  of the  components of  income from  leveraged leases:
     Year Ended December 31, (in thousands of dollars)                        1994         1993
     Income before income taxes                                            $ 2,140     $    565
     Income tax expense                                                        829          228
     Income from leveraged leases                                          $ 1,311     $    337

     Financial
     Information
     (Unaudited)

                                KU Energy Corporation
                                    & Subsidiaries

     Quarterly  financial  results  for  1994  and  1993  are summarized  below.
     Generally, quarterly results may fluctuate due to seasonal variations, changes in fuel costs and other factors. Operating revenues for the third quarter of 1994 were reduced by $17.5 million related to refunds to customers of fuel cost savings associated with the resolution of a coal contract dispute. Operating revenues for other quarters were insignificantly impacted by the refunds. Refer to Note 1 of the Notes to Consolidated Financial Statements for additional information.

     Quarter                                      4th          3rd            2nd          1st
                                         (in thousands of dollars, except for per share amounts)
      1994
      Operating Revenues                     $ 159,579    $ 156,506     $  154,020    $ 166,523
      Net Operating Income                      20,127       29,444         19,811       30,324
      Net Income                                13,921       22,651         14,285       25,019
      Earnings per Average
             Common Share                          .37          .60            .38          .66
      1993
      Operating Revenues                     $ 151,823    $ 160,609     $  139,903    $ 154,273
      Net Operating Income                      20,951       30,440         22,069       31,025
      Net Income                                15,251       24,447         16,436       23,849
      Earnings per Average
             Common Share                          .40          .64            .44          .63

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

     Report of
     Independent
     Public
     Accountants

                               KU Energy Corporation
                                   & Subsidiaries

     To the Shareholders of
     KU Energy Corporation:

     We have audited the accompanying consolidated balance sheets and statements of capitalization of KU Energy Corporation (a Kentucky corporation) and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KU Energy Corporation and Subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As explained in Notes 2 and 3 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.



                                         /s/ Arthur Andersen LLP
                                         Arthur Andersen LLP



     Chicago, Illinois
     January 30, 1995