Form 10-K405, Exhibit 13
period 1995-12-31
KU ENERGY CORP
filed 1996-03-11
CIK 835715

EXHIBIT 13


     Management's Discussion and Analysis of Financial Condition and Results of Operation

     KU Energy Corporation (KU Energy or the Company) is an investor-owned utility holding company with two wholly owned subsidiaries. Kentucky Utilities Company (KU or the Utility), the principal subsidiary of KU Energy, is an electric utility, and KU Capital Corporation (KU Capital) is a nonutility subsidiary.

     Material changes in the consolidated financial condition and results of operations of the Company are primarily attributable to the operations of KU.

     RESULTS OF OPERATIONS

     1995 Compared to 1994

     Earnings and Dividends

     KU Energy's earnings in 1995 were $2.01 per share and compare to earnings of $2.01 for 1994 (which include a one-time recovery of about $.05 per share associated with the resolution of a coal contract dispute). Refer to Note 1 of the Notes to Consolidated Financial Statements, "Operating Revenues and Fuel Costs."

     Common stock dividends were increased 2.4% to $1.68 per share in 1995. In January 1996, KU Energy's Board increased the common dividend again to an indicated annual rate of $1.72. This increase was the 21st in the last 22 years.

     Sales and Revenues

                                                               Increase (Decrease)
                                                                From Prior Years
                                                             1995                 1994
                                                      kWh      Revenues      kWh    Revenues
                                                      (%)       (000's)       (%)    (000's)

            Residential                                 7      $ 19,186        -    $ 2,815
            Commercial                                  4         9,571        2      3,936
            Industrial                                  6        10,023        7      8,186
            Mine Power & Public
             Authorities                                1         3,870        3      3,248
                  Total Retail Sales                    5        42,650        3     18,185

            Wholesale                                   5         2,738        2      1,063
            Opportunity                               (42)      (16,463)     176     26,139
                  Total Other Electric Utilities      (23)      (13,725)      62     27,202

            Miscellaneous Revenues
             and Other                                  -         1,462        -        709
                  Total Before Refund                  (1)       30,387       11     46,096
            Provision for Refund -
              Litigation Settlement                     -        19,385        -    (16,076)
                  Total                                (1)     $ 49,772       11    $30,020


                                              -38-

     Kilowatt-hour  (kWh) sales  in 1995  were 1%  below sales  in 1994.   The
     decrease was  largely due  to a  42% decline  in opportunity  sales which reflects a return to more normal levels from the unusually high levels of opportunity sales in 1994.

     Sales to residential   customers increased by 7% in  1995 as a result  of
     favorable weather  in the second  half of  1995, continued growth  in the number of residential customers and the impact of KU's marketing efforts.
     Industrial sales rose 6% as a result of continued economic growth in KU's
     service area.    About 29% of  the increase in industrial  sales for 1995
     was  due to  greater sales  to Toyota  Motor Manufacturing,  KU's largest customer.

     Operating revenues  for 1995  were $686.4 million, up  $30.4 million (5%)
     from  1994, excluding the impact  of the refunds  to customers associated
     with  the  above  mentioned  resolution  of  a   coal  contract  dispute.
     Operating  revenues in 1994 were reduced by about $19.4 million, and fuel expense was reduced by about $23.1 million as a result of the refunds.

     The increase in 1995 revenues was largely due to the growth in retail sales described above and to amounts recovered under an environmental surcharge (about $17.9 million in 1995 compared to $3.5 million in 1994).
     Refer  to  Note 10 of  the  Notes to  Consolidated  Financial Statements,
     "Environmental Cost Recovery."

     1995 kWh Sales by Classification

     Year Ended December 31,                                         1995
     Residential                                                       29%
     Commercial                                                        20%
     Industrial                                                        22%
     Mine Power & Public Authorities                                   13%
     Opportunity                                                        7%
     Wholesale                                                          9%
        Total                                                         100%

     Operating Expenses

     Fuel expense  for 1995 was  $189.8 million, a $3.9 million  (2%) decrease
     from 1994, excluding the effect  of the 1994 refunds to customers.   This
     decrease was  due to  a 1% decline  in annual coal  consumption and  a 1%
     decrease in the average price per ton of coal consumed.

     Purchased  power  expense increased  $8.1 million  (13%) in  1995  due to
     increased  demand ($2.5 million)  and energy  costs ($5.6 million).   The
     increase in  energy costs reflects a 6% increase in kWh purchases as well
     as  higher  prices.     The  increase  in  kWh  purchases   is  primarily
     attributable  to the  significant  demand for  electricity  in the  third quarter of 1995 due to unusually warm weather.

     Other  operating expenses  increased  $9.5 million (8%)  in  1995 due  to increased generating plant  operations expenses  (primarily  attributable
     to costs  associated with  environmental compliance)   and administrative
     and general expenses.

                                        -39-

     Maintenance expense  decreased $3.5 million (5%)  in 1995.    Maintenance
     expense for 1994 included additional costs for damage from two severe ice storms in the first quarter of 1994.

     Depreciation  expense increased  $9.8 million (15%).   This  increase was
     related to the  Ghent Unit 1 scrubber, which was placed into service late in 1994, and  two combustion  turbine peaking units  placed into  service late in 1994 and early in 1995.

     Interest and Other Charges

     Interest and other charges rose $5.8 million (16%) in 1995 reflecting the issuance of $54 million of long-term debt in the fourth quarter of 1994, $50 million of long-term debt in the second quarter of 1995 and an increase in the average amount of short-term debt outstanding during the first half of 1995.

     1994 Compared to 1993

     Earnings and Dividends

     Earnings in 1994 were $2.01 per share  as compared to $2.11 in 1993.  The decline  was largely due to  increased operating expenses which primarily related to purchased power.  The benefits of weather in the first half of
     1994 were offset by  the impact of milder weather in the third and fourth quarters  of the year.  Earnings for  1994 include a one-time recovery of about $.05 per  share associated  with the resolution  of a coal contract
     dispute.   Refer  to  Note 1  of  the  Notes  to  Consolidated  Financial
     Statements, "Operating Revenues and Fuel Costs."

     In 1994, common stock dividends were increased to $1.64 per share from $1.60 in 1993.

     Sales and Revenues

     Sales  in 1994  increased  11% from  sales  in 1993.    The increase  was
     primarily  due to  greater opportunity  sales and  to increased  sales to
     industrial  customers.    Opportunity sales  rose  176%  in  1994 due  to
     increased demand  for power from neighboring  utilities. Industrial sales
     rose  7%  in  1994  reflecting  a   continued  trend  of  growth  in  the
     manufacturing sector of KU's  service area.  About 42% of  the industrial sales increase  for  1994  was  due to  greater  sales  to  Toyota  Motor
     Manufacturing.  In March 1994, Toyota completed  an $800 million assembly plant expansion.  Residential sales were flat as compared to 1993.

     Excluding  the effect  of  the refunds  to  customers, revenues  in  1994 increased  $46.1 million  (8%) over  1993 as  a  result of  increased kWh sales.

     Operating Expenses

     Fuel expense, excluding the effect of the above referenced refunds to customers, increased $10.7 million (6%) in 1994. This increase was due

                                        -40-

     to a 3% increase in annual coal consumption attributable to greater kWh generation and to a 2% increase in the average price per ton of coal consumed.

     Purchased  power expense  increased  $26.7 million (77%)  in 1994  due to
     higher  demand  costs  ($13.8 million)   and  increased  energy   charges
     ($12.9 million).  The higher demand costs are related to KU's decision to increase  purchased power commitments as  part of its  strategy to obtain the most  economical sources of energy  supply, which allows KU  to delay the need for additional baseload capacity.  Effective January 1, 1994, KU elected  to increase  from  5% to  20% its  entitlement to  the available capacity of a 1,000-megawatt generating station owned by Electric Energy,
     Inc. (EEI).  KU is  a 20% owner of EEI.  The increase  in power purchases was primarily from EEI.

     Maintenance  expense for  1994 was  $6.7 million (11%)  above 1993.   The
     increase was  primarily due to damage  from two severe ice  storms in the first quarter of  1994 and  to scheduled maintenance  at KU's  generating stations.


     LIQUIDITY AND CAPITAL RESOURCES

     Financial Condition

     The Company  continues to maintain a  strong financial position.   At the
     end  of   1995,   common  stock   equity  represented   51.8%  of   total
     capitalization, while long-term  debt was 44.9%  and preferred stock  was
     3.3%.   The  Company's financial  strength is  reflected in  high quality credit ratings.  KU's senior  debt securities have ratings of AA  (Duff &
     Phelps), Aa2 (Moody's) and AA- (Standard & Poor's).



      As of December 31,                 1995       1994        1993        1992         1991

      Capitalization (in millions)     $1,215     $1,152      $1,085      $1,067       $1,016

      Long-Term Debt                     44.9%      43.0%       40.8%       41.6%       40.2%
      Preferred Stock                     3.3%       3.5%        3.7%        3.7%        3.9%
      Common Stock Equity                51.8%      53.5%       55.5%       54.7%       55.9%

     Cash from  operations accounted for 78%  of cash requirements in  1995 as
     compared  to 54%  in 1994  and 69%  in 1993.   For  these purposes,  cash
     requirements  exclude  optional  debt  refinancings  and  redemptions and optional preferred stock redemptions.

     Financing

     Taking advantage of lower interest rates, KU issued $36 million of Series S First Mortgage Bonds at a rate of 5.99% in January 1996 and used the proceeds to redeem the $35.5 million of Series K First Mortgage Bonds which carried a rate of 7 3/8%.

     In  June 1995,  KU issued  $50 million of  Series R First  Mortgage Bonds bearing interest at 7.55%.  The proceeds were used primarily to refinance
     short-term   indebtedness  incurred   to  finance   ongoing  construction

                                        -41-

     expenditures and general corporate requirements.

     In 1994, $54 million of Variable Rate Collateralized Solid Waste Disposal
     Facility Revenue Bonds were issued on behalf of KU.  In 1993, $50 million of 5 3/4% Collateralized Solid Waste Disposal Facility Revenue Bonds were issued.  Proceeds from the sale  of these tax exempt issues were used  to
     fund  a  portion   of  the  costs  of  certain  environmental  compliance
     facilities at the Utility's Ghent Generating Station.

     In  1993,   KU  refinanced  $120 million  of  first   mortgage  bonds  at
     significantly lower interest rates.

     KU also issued  $20 million of  6.53% preferred stock  in December  1993.
     Proceeds from  the sale of this  issue were used to  redeem the Utility's
     7.84% preferred stock in February 1994.

     To provide  working capital for  operations, KU began  issuing commercial paper in  1994.  At  the end  of 1994, KU  had $76.3 million  outstanding
     under  its commercial paper program.   KU's commercial  paper balance was
     lowered to  $55.6 million by year-end 1995 through refinancing with long-
     term debt.

     The Company's financial strength is enhanced by its low cost of  capital.
     Shown below are the Company's embedded costs of long-term debt and preferred stock at the end of 1995, 1994 and 1993.


     Embedded Cost                                   1995      1994      1993
     Long-Term Debt                                  7.15%     7.06%     7.23%
     Preferred Stock                                 5.64%     5.64%     6.37%

     Construction Requirements

     Construction expenditures  were $124.5 million  in 1995. Of  that amount,
     about  $23.1 million  related  to   construction  of  combustion  turbine
     generating  units (peaking  units),  $11.7 million related  to compliance with  the 1990  Clean  Air  Act  Amendments  and  $5.6 million  to  other environmental compliance measures.

     Projected  construction  expenditures  for   the  1996-2000  period   are
     $547.3 million.  Included in this amount is $120.4 million for additional peaking  units.  Also included  in  the 1996-2000  construction  total is
     $9.7 million for environmental compliance measures.

     KU  expects  to   provide  about  92%   of  its  1996-2000   construction
     requirements through internal sources of funds with the balance primarily from long-term debt.


     Construction Expenditures by Function - Actual 1995 and Estimated 1996-2000

                                             Actual                 Estimated
      (in millions of dollars)                1995    1996     1997     1998    1999     2000

      Total Construction Expenditures        $ 125   $ 108    $ 143    $ 115   $  97    $  84
      Generation                                42%     32%      48%      35%     33%      19%
      Distribution                              38%     43%      32%      42%     43%      53%
      Transmission & Other                      20%     25%      20%      23%     24%      28%

     Nonutility Activities

     KU Energy continues to pursue a core energy strategy for its nonutility business activities. Under this strategy, targeted opportunities are energy-related activities that build on the Company's knowledge and expertise and have the appropriate risk/reward profile.

     KU Capital, KU Energy's nonutility subsidiary, has invested $22 million in equity interests in eight combustion turbine generating units (all of which are leased to investment grade utility companies).

     KU Capital also has limited partnership interests in the ownership and development of certain domestic independent power projects through agreements with Tenaska, Inc. (a developer of gas-fired cogeneration and independent power generation projects) and its affiliates.

     Under the agreements with Tenaska, KU Capital, through its wholly owned subsidiaries, has invested about $5 million in limited partnership interests in two operating cogeneration projects and committed about $12 million for interests in two independent power projects for which construction has not been completed.

     Construction on one of these projects, a 248-megawatt gas-fired generation plant in Frederickson, Washington, was suspended in 1995 after the Bonneville Power Administration (BPA) notified Tenaska of its intent to cancel a power purchase agreement that BPA had entered into for electricity that would be produced by the Frederickson project. Tenaska has filed a $1 billion claim against the BPA in the United States Court of Federal Claims (Court of Claims). The Court of Claims has ordered the case to arbitration proceedings but the arbitrators have not yet been selected. KU Capital's commitment related to this project is less than $8 million. The Company believes the possibility of any material impact on results of operations or financial position as a result of these proceedings is remote.

     KU Capital has also agreed to participate in funding the development of future Tenaska-sponsored independent power projects in North America. KU Capital contributed about $5 million for development funding in 1994-1995 and has committed to fund another $5 million between 1996 and 2000.

     UTILITY ISSUES

     Competition

     The utility industry continues to move to a more competitive and less regulated operating environment. Competition at the wholesale level was set in motion with the National Energy Policy Act of 1992 (NEPA). Under NEPA, the Federal Energy Regulatory Commission (FERC) was given authority to order utilities to open their transmission lines to third parties. NEPA also removed long-standing constraints on the development of wholesale power generation by establishing a new class of independent power producers which are generally exempt from traditional utility regulation.

     In March of 1995, the FERC issued a Notice of Proposed Rulemaking (NOPR) which would require electric utilities to file nondiscriminatory open access transmission tariffs that would apply to all wholesale buyers and sellers of electricity as well as to the utility's own wholesale sales and purchases. A natural outgrowth of NEPA, the NOPR also proposes to allow, in certain circumstances, the collection of charges for the recovery of stranded costs (fixed costs which would likely be unrecoverable in a fully competitive market) when customers change power suppliers. The FERC expects to issue final rules in 1996.

     For KU, the risks associated with stranded costs are small. A 1995 study by Moody's Investors Service estimated that stranded costs for the
     U. S. investor-owned utility industry total some $135 billion. A significant portion of these costs would become unrecoverable at competitive market prices. KU was identified in the Moody's study as one of the best-positioned companies with no stranded costs.

     KU placed a Transmission Services (TS) Tariff into effect in 1994 and a Power Services (PS) Tariff into effect in 1995. Both tariffs are subject to refund pending final FERC approval. The TS Tariff covers wholesale transactions involving the use of KU's transmission system, while the PS Tariff allows KU to leverage its low-cost position by selling wholesale power at market-based rates.

     While NEPA prohibits the FERC from ordering utilities to provide transmission access to retail customers, several states are considering proposals that would allow retail wheeling. Regulators and legislators have not pushed for retail wheeling in KU's service territory, largely because rates in the area are already among the very lowest in the country. There is also some concern that retail wheeling might put upward pressure on rates for some customer classes.

     The Company believes that competition and change will continue to impact the industry going forward. With utility rates that are among the lowest in the nation, KU believes it is well-positioned for an increasingly competitive environment.

     KU has launched a series of innovative marketing programs that are increasing the Utility's market share. In addition, KU has developed strategic initiatives to increase opportunity sales and to expand its market through economic development.

     Environmental Matters

     Clean Air Act

     The Clean  Air Act Amendments  of 1990  require a two-phase  reduction in emissions of sulfur dioxide and nitrogen oxide. KU met its Phase I requirements (which were effective January 1, 1995) primarily through the addition of a flue gas desulfurization system (scrubber) on Unit 1 of the Utility's Ghent Generating Station. The scrubber began commercial operation late in 1994.

     KU estimates capital costs for the scrubber and other equipment modifications related to Clean Air Act compliance to be $145 million through the year 1999. Substantially all of this amount had been spent through the end of 1995.

     KU's current strategy for Phase II requirements (which will be effective January 1, 2000) is to use accumulated emission allowances to delay additional capital expenditures. These allowances will accumulate from saved emission allowances as a result of reduced emissions from the Ghent Unit 1 scrubber and allowances received through the Environmental Protection Agency's Phase I Extension Plan Program.

     KU's future compliance plans are contingent upon many factors including developments in the emission allowance market and the fuel market as well as regulatory and legislative actions and advances in clean air technology. KU will continue to review and revise its compliance plans accordingly to ensure that its environmental obligations are met in the most efficient and cost-effective manner.

     Environmental Cost Recovery

     In August 1994, KU implemented an environmental cost recovery mechanism (surcharge). Authorized by a 1992 state statute and approved by the Kentucky Public Service Commission (PSC), the surcharge is designed to recover certain environmental compliance costs, including costs to comply with the Federal Clean Air Act as amended, through a surcharge on customers' bills.

     The constitutionality of the surcharge was challenged in a state court action brought against KU and the PSC by the Attorney General of Kentucky and joined by representatives of consumer groups. In July 1995, the state court upheld the constitutionality of the surcharge statute but disallowed recovery of expenditures incurred before January 1, 1993. All parties (including KU) have appealed to the Kentucky Court of Appeals. Refer to Note 10 of the Notes to Consolidated Financial Statements, "Environmental Cost Recovery."

     Other

     In 1990, the Company received a letter from the Environmental Protection Agency (EPA) identifying KU and others as potentially responsible parties under the Comprehensive Environmental Response Compensation and Liability Act of 1980 for a disposal site in Daviess County, Kentucky. The EPA has turned over responsibility for investigation of the site and development of a remediation plan to a group (not including KU) originally named as potentially responsible parties. KU has entered into an agreement with the group as to the portion of the investigation and development costs to be borne by the Utility in connection with the site. A remediation plan is before the EPA awaiting approval. Even when the final plan is approved, KU does not believe that any liability with respect to the site will have a material impact on its financial position or results of operations.

     Meeting Future Power Needs

     The Company's energy supply strategy is designed to provide an adequate and reliable supply of electricity in an environmentally responsible and cost-effective manner. KU projects an annual growth in sales and peak demand of 2.8% and 3.0%, respectively, over the next 5 years. The Utility plans to provide for the future power needs of its customers primarily through purchased power and the addition of combustion turbine peaking units. Three 110-megawatt gas/oil-fired peaking units have been installed over the past two years. An additional 485 megawatts of peaking unit capacity is planned through 2000 including a 110-megawatt unit scheduled for commercial operation in 1996. There are no plans for additional coal-fired baseload capacity before 2010.

     Inflation

     KU's rates are designed to recover operating and historical plant investment costs. Financial statements, which are prepared in accordance with generally accepted accounting principles, report operating results in terms of historic costs and do not evaluate the impact of inflation. Inflation affects the Utility's construction costs, operating expenses and interest charges. Inflation can also impact KU's financial performance if rate relief is not granted on a timely basis for increased operating costs.


      Consolidated Statements
      of Income and
      Retained Earnings

                                         KU Energy Corporation
                                            & Subsidiaries


      Year Ended December 31,                                        1995       1994      1993
      (in thousands of dollars, except for per share amounts)
      Operating Revenues (See Note 1)                           $  686,400 $ 636,628 $  606,608
      Operating Expenses:
          Fuel, principally coal, used in generation
           (See Note 1)                                            189,845   170,654    178,910
          Electric power purchased                                  69,579    61,442     34,711
          Other operating expenses                                 124,044   114,551    106,124
          Maintenance                                               62,599    66,141     59,458
          Depreciation                                              75,268    65,441     60,811
          Federal and state income taxes                            43,426    43,904     47,752
          Other taxes                                               15,038    14,789     14,357
            Total Operating Expenses                               579,799   536,922    502,123
      Net Operating Income                                         106,601    99,706    104,485
      Other Income and Deductions:
          Interest and dividend income                               4,115     5,914      4,737
          Other income and deductions - net                          7,610     6,709      6,033
            Total Other Income and Deductions                       11,725    12,623     10,770
      Income Before Interest and Other Charges                     118,326   112,329    115,255

      Interest and Other Charges:
          Interest on long-term debt                                36,095    32,147     31,650
          Preferred stock dividend requirements of Subsidiary        2,256     2,384      2,558
          Other interest charges                                     3,922     1,922      1,064
            Total Interest and Other Charges                        42,273    36,453     35,272

      Net Income                                                $   76,053 $  75,876 $   79,983
      Earnings per Average Common Share, based on average
            shares outstanding of 37,817,878                    $     2.01 $    2.01 $     2.11


      Retained Earnings Beginning of Year                       $  308,547 $ 294,949 $  275,475
      Add Net Income                                                76,053    75,876     79,983
                                                                   384,600   370,825    355,458
      Deduct:
          Dividends on common stock, $1.68, $1.64 and $1.60 per
            share during 1995, 1994 and 1993, respectively          63,534    62,021     60,509
          Preferred stock redemption expense                             -       257          -
                                                                    63,534    62,278     60,509
      Retained Earnings End of Year                             $  321,066 $ 308,547 $  294,949

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



      Consolidated Statements
      of Cash Flows

                                         KU Energy Corporation
                                            & Subsidiaries


      Year Ended December 31, (in thousands of dollars)               1995      1994      1993

      Cash Flows from Operating Activities:
          Net income                                              $ 76,053  $ 75,876  $ 79,983
          Items not requiring (providing) cash currently:
            Depreciation                                            75,268    65,441    60,811
            Deferred income taxes                                   16,919      (612)    6,064
            Investment tax credit deferred                          (4,095)   (4,110)   (4,131)
            Changes in current assets and liabilities:
             Change in fuel inventory                                6,214    (4,579)    7,694
             Change in accounts receivable                          (7,945)     (138)   (9,243)
             Change in accounts payable                            (10,774)    4,815    22,660
             Change in liability to ratepayers                        (310)  (29,958)   36,867
             Change in escrow funds                                    312    30,841   (37,752)
            Other - net                                             (4,779)    1,823     2,023

      Net Cash Provided by Operating Activities                    146,863   139,399   164,976

      Cash Flows from Investing Activities:

          Construction expenditures - utility                     (124,515) (193,344) (177,069)
          Proceeds from sale of long-term investments                    -    15,440         -
          Investment in leveraged leases                                 -    (6,609)   (9,924)
          Investment in independent power projects                  (3,204)   (6,742)        -
          Other                                                      1,288       927      (412)

      Net Cash Used by Investing Activities                       (126,431) (190,328) (187,405)

      Cash Flows from Financing Activities:

          Short-term borrowings - net                              (20,700)   76,300         -
          Issuance of long-term debt                                49,288    53,305   171,581
          Funds deposited with trustee - net                        15,100        95   (18,268)
          Retirement of long-term debt, including premiums             (21)      (21) (180,677)
          Retirement of preferred stock, including premiums              -   (20,302)        -
          Issuance of preferred stock                                    -         -    20,000
          Payment of common stock dividends                        (63,534)  (62,021)  (60,509)

      Net Cash Provided (Used) by Financing Activities             (19,867)   47,356   (67,873)

      Net Increase (Decrease) in Cash and Cash Equivalents             565    (3,573)  (90,302)

      Cash and Cash Equivalents Beginning of Year                   28,927    32,500   122,802

      Cash and Cash Equivalents End of Year                       $ 29,492  $ 28,927  $ 32,500

      Supplemental Disclosures

      Cash paid for:
          Interest on short- and long-term debt                   $ 37,961  $ 31,864  $ 33,860
          Federal and state income taxes                          $ 31,507  $ 44,343  $ 42,190

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


      Consolidated
      Balance Sheets

                                         KU Energy Corporation
                                            & Subsidiaries


      As of December 31, (in thousands of dollars)                             1995       1994
      Assets
      Utility Plant:
        Plant in service, at cost                                        $2,394,018 $2,238,926
        Less:  Accumulated depreciation                                     997,366    933,394
                                                                          1,396,652  1,305,532

        Construction work in progress                                        61,410    104,385
           Total Utility Plant                                            1,458,062  1,409,917

      Current Assets:
        Cash and cash equivalents                                            29,492     28,927
        Escrow funds - coal contract litigation                               6,599      6,911
        Construction funds held by trustee                                    3,743     18,553
        Accounts receivable, net of allowance for doubtful accounts          49,529     41,584
        Accrued utility revenues                                             27,900     24,227
        Fuel, principally coal, at average cost                              29,438     35,652
        Plant materials and operating supplies, at average cost              23,064     20,081
        Other                                                                 8,121     10,619
           Total Current Assets                                             177,886    186,554

      Investments, Deferred Charges and Other Assets:
        Investment in leveraged leases                                       21,509     18,675
        Unamortized loss on reacquired debt                                  11,304     12,324
        Other                                                                46,213     41,824
           Total Investments, Deferred Charges and Other Assets              79,026     72,823
           Total Assets                                                  $1,714,974 $1,669,294

      Capitalization and Liabilities
      Capitalization: (See Consolidated Statements of Capitalization)
        Common stock equity                                              $  628,611 $  616,092
        Preferred stock                                                      40,000     40,000
        Long-term debt                                                      545,980    496,012
           Total Capitalization                                           1,214,591  1,152,104

      Current Liabilities:
        Long-term debt due within one year                                       21         21
        Short-term borrowings                                                55,600     76,300
        Accounts payable                                                     37,935     48,709
        Accrued interest                                                      7,556      7,328
        Accrued taxes                                                         4,960      9,188
        Customers' deposits                                                   6,876      6,423
        Accrued payroll and vacations                                         8,759      8,222
        Liability to ratepayers - coal contract litigation                    6,599      6,909
        Other                                                                 6,992      6,471
           Total Current Liabilities                                        135,298    169,571

      Deferred Credits and Other Liabilities:
        Accumulated deferred income taxes                                   233,707    215,466
        Accumulated deferred investment tax credits                          34,180     38,275
        Regulatory tax liability                                             57,726     60,788
        Other                                                                39,472     33,090
           Total Deferred Credits and Other Liabilities                     365,085    347,619
           Total Capitalization and Liabilities                          $1,714,974 $1,669,294

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


      Consolidated
      Statements of
      Capitalization                     KU Energy Corporation
                                            & Subsidiaries


      As of December 31, (in thousands of dollars)                             1995       1994
      Common Stock Equity:
        Common stock, without par value, authorized 160,000,000
          shares, outstanding 37,817,878 shares                          $  308,140 $   308,140
        Capital stock expense and other                                        (595)       (595)

        Retained earnings                                                   321,066     308,547
          Total Common Stock Equity                                         628,611     616,092

      Preferred Stock:
        Kentucky Utilities cumulative, without par value,
             $100 stated value
        4 3/4%, outstanding 200,000 shares                                   20,000      20,000
        6.53%,  outstanding 200,000 shares                                   20,000      20,000
          Total Preferred Stock                                              40,000      40,000

      Long-Term Debt:
        First Mortgage Bonds:
          5.95%  Series Q, due June 15, 2000                                 61,500      61,500
          7 3/8% Series K, due December 1, 2002                              35,500      35,500
          6.32%  Series Q, due June 15, 2003                                 62,000      62,000
          7.92%  Series P, due May 15, 2007                                  53,000      53,000
          7.55%  Series R, due June 1, 2025                                  50,000           -
          8.55%  Series P, due May 15, 2027                                  33,000      33,000
                                                                            295,000     245,000
        First Mortgage Bonds, Pollution Control Series:
          7 3/8% Pollution Control Series 7, due May 1, 2010                  4,000       4,000
          7.45%  Pollution Control Series 8, due September 15, 2016          96,000      96,000
          6 1/4% Pollution Control Series 1B, due February 1, 2018           20,930      20,930
          6 1/4% Pollution Control Series 2B, due February 1, 2018            2,400       2,400
          6 1/4% Pollution Control Series 3B, due February 1, 2018            7,200       7,200
          6 1/4% Pollution Control Series 4B, due February 1, 2018            7,400       7,400
          7.60%  Pollution Control Series 7, due May 1, 2020                  8,900       8,900
          5 3/4% Pollution Control Series 9, due December 1, 2023            50,000      50,000
          Variable Rate Pollution Control Series 10, due November 1, 2024    50,800      35,700
          Variable Rate County of Carroll, Kentucky, Collateralized Solid
             Waste Disposal Facility Revenue Bonds, due November 1, 2024      3,200      18,300
                                                                            250,830     250,830
            Total First Mortgage Bonds                                      545,830     495,830
        Unamortized premium                                                      86          96
        8% secured note, due January 5, 1999 (net of current maturity)           64          86

          Total Long-Term Debt                                              545,980     496,012
          Total Capitalization                                           $1,214,591 $ 1,152,104

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


      1. Summary of Significant Accounting Policies

     General

     The consolidated financial statements include the accounts of KU Energy Corporation (KU Energy or the Company), a holding company, and its wholly owned subsidiaries, Kentucky Utilities Company (KU) and KU Capital Corporation (KU Capital). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant intercompany balances and transactions have been eliminated from the consolidated financial statements. Certain amounts from prior periods have been reclassified to conform with the current year presentation.

     KU is a public utility engaged in producing and selling electric energy. KU provides electric service to about 425,500 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky and to about 28,600 customers in 5 counties in southwestern Virginia.

     KU Capital has adopted a core energy investment strategy. Under this strategy, energy-related investments that utilize KU Energy's knowledge and expertise are targeted. In particular, KU Capital is focusing its attention on independent power projects (including qualifying facilities and exempt wholesale generators) and equipment leased to other utilities.

     Regulation

     KU is subject  to regulation  by the Kentucky  Public Service  Commission
     (PSC), the Virginia State Corporation Commission (SCC) and the Federal Energy Regulatory Commission (FERC). With respect to accounting matters, KU maintains its accounts in accordance with the Uniform System of Accounts as defined by these agencies. KU's accounting policies conform to generally accepted accounting principles applicable to rate regulated enterprises and reflect the effects of the ratemaking process. Other than the unamortized loss on reacquired debt, KU's regulatory assets are insignificant.

     Utility Plant

     Utility plant is stated at the original cost of construction. The cost of repairs and minor renewals is charged to maintenance expense as incurred. Property unit replacements are capitalized and the depreciation reserve is charged with the cost, less net salvage, of units retired.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Depreciation

     Provision for  depreciation of  utility plant  is based  on straight-line
     composite rates applied  to the cost of depreciable property.   The rates
     approximated 3.5% in 1995, 3.4% in 1994, and 3.3% in 1993.

     Cash and Cash Equivalents

     For purposes of reporting cash flows, the Company considers highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

     The Company utilizes a cash management mechanism that funds certain bank accounts for checks as they are presented to those banks. The Company classified checks written but not presented to those banks, which amounted to $10.5 million and $11.5 million at December 31, 1995 and 1994, respectively, in accounts payable.

     Financial Instruments

     The Company's temporary cash investments are classified as held-to-maturity and are reported under the caption "Cash and cash equivalents" on the Consolidated Balance Sheet.

     Unamortized Loss on Reacquired Debt

     KU defers costs (primarily call premiums) arising from the reacquisition or retirement of long-term debt. Costs related to refinanced debt are amortized over the lives of the new debt issues. Costs related to retired debt not refinanced are amortized over the period to the scheduled maturity of the retired debt.

     Operating Revenues and Fuel Costs

     Revenues are recorded based on services rendered to customers. KU accrues an estimate of revenues for electric service furnished from the meter reading dates to the end of each accounting period. Cost of fuel used in electric generation is charged to expense as the fuel is consumed. Fuel adjustment clauses adjust operating revenues for changes in the level of fuel costs charged to expense. An environmental surcharge for Kentucky retail customers, implemented in August 1994, permits the utility to recover certain ongoing operating and capital costs of compliance with federal, state or local environmental requirements associated with the production of energy from coal, including the Federal Clean Air Act as amended. See Note 10 of the Notes to Consolidated Financial Statements, "Environmental Cost Recovery," for an update of environmental surcharge legal proceedings.

     Pursuant to regulatory orders, KU has been refunding fuel cost savings related to the resolution of a coal contract dispute. Refunds were made to Virginia retail customers during the period August 1993 through June

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     1994. Refunds were made to wholesale customers under the jurisdiction of the FERC in lump sum payments in September 1993. Refunds to Kentucky retail customers commenced in July 1994. A portion remains to be refunded to Kentucky customers who have not filed claims. Any amounts not claimed within seven years of the initial refunds will escheat to the state.

     Operating revenues and fuel expense for 1994 were reduced by $19.4 million and $23.1 million, respectively, resulting from the above-mentioned refunds. Operating revenues and fuel expense were reduced by $3.3 million and $4.1 million, respectively, in 1993. The refunding had no impact on operating revenues or fuel expense for 1995. The difference between the reduction in operating revenues and the reduction in fuel expense is attributed to incurred litigation costs, fuel cost savings related to opportunity sales and costs incurred to administer the refund plan. These amounts were allowed to be retained by KU pursuant to regulatory orders.

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


      2.  Income Taxes

     The accumulated  deferred income taxes  as set forth in  the Consolidated
     Balance Sheets arise from the following temporary differences:

      As of December 31, (in thousands of dollars)                        1995           1994


      Deferred Tax Assets:
        Unamortized investment tax credit and other property
          related differences                                        $  31,667      $  31,805

        Other                                                           16,728         18,080
        Less: Amounts included in current assets                         4,985          6,726
                                                                        43,410         43,159

      Deferred Tax Liabilities:
        Accelerated depreciation and other property
          related differences                                          268,203        251,282
        Other                                                            8,914          7,343
                                                                       277,117        258,625

      Net accumulated deferred income tax liability                  $ 233,707      $ 215,466

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     The components of income tax expense are as follows:

      Year Ended December 31, (in thousands of dollars)              1995      1994       1993
      Income taxes charged to Operating Income:
      Current    - federal                                     $   22,011 $  36,332  $  35,579
                 - state                                            4,734     8,623      9,403
                                                                   26,745    44,955     44,982
      Deferred   - federal                                         12,809      (997)     2,812
                 - state                                            3,943        32         65
                                                                   16,752      (965)     2,877
      Deferred investment tax credit                                  (71)      (86)      (107)
                                                                   43,426    43,904     47,752
      Income taxes charged to Other Income
      and Deductions:
      Current    - federal                                          1,868     1,507     (2,060)
                 - state                                              384       266       (577)
                                                                    2,252     1,773     (2,637)
      Deferred   - federal                                            176       325      2,591
                 - state                                               (9)       28        596
                                                                      167       353      3,187
      Amortization of deferred investment tax credit               (4,024)   (4,024)    (4,024)
                                                                   (1,605)   (1,898)    (3,474)

      Total income tax expense                                 $   41,821 $  42,006  $  44,278

     The Company's effective income tax rate, determined by dividing income taxes by the sum of such taxes and net income, was 35.5% in 1995 and 35.6% in 1994 and 1993. The difference between the effective rate and the statutory federal income tax rate is attributable to the following factors:

     Year Ended December 31,  (in thousands of dollars)             1995      1994       1993

      Federal income tax computed at 35%                       $   41,256 $  41,259  $  43,491
      Add (Deduct):
      State income taxes, net of federal income tax benefit         5,884     5,817      6,167
      Amortization of deferred investment tax credit               (4,095)   (4,110)    (4,131)
      Other, net                                                   (1,224)     (960)    (1,249)
      Total income tax expense                                 $   41,821 $  42,006  $  44,278

       3.  Retirement Benefits

     Pensions

     The Company has a noncontributory defined benefit pension plan covering substantially all of its employees. Benefits under this plan are based on years of service, final average base pay and age at retirement. The Company's funding policy is to make such contributions as are necessary to finance the benefits provided under the plan. The Company's contributions meet the funding standards set forth in the Employee Retirement Income Security Act of 1974. The plan assets consist

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     primarily  of   common  stocks,  corporate  bonds   and  U.S.  Government
     Securities.

     The Company also has a Supplemental Security Plan for certain management personnel. Retirement benefits under this plan are based on years of service, earnings and age at retirement. The plan has no advance funding. Benefit payments are made to retired employees or their beneficiaries from the general assets of the Company.

     The reconciliation of the funded status of the retirement plans and the pension liability recorded by the Company is as follows:

      As of December 31, (in thousands of dollars)                           1995         1994

      Fair value of plan assets                                          $ 179,203   $ 154,314
      Projected benefit obligation                                        (183,795)   (169,599)
      Plan assets less than projected benefit obligation                    (4,592)    (15,285)
      Unrecognized net (gain)/loss from past
       experience different than that assumed                               (5,907)      5,246
      Unrecognized prior service cost                                        4,344       4,705
      Unrecognized net asset                                                (1,649)     (1,799)
      Regulatory effect recorded                                            (1,634)     (3,229)
      Pension liability                                                  $  (9,438)  $ (10,362)

      Accumulated benefit obligation (including vested benefits
          of $139,250 and $124,094, respectively)                        $ 141,531   $ 126,146



      Components of Net Pension Cost:
      Year Ended December 31, (in thousands of dollars)           1995       1994         1993

      Service cost (benefits earned during the period)       $  6,060    $   6,017   $   5,036
      Interest cost on projected benefit obligation            13,560       12,366      12,311
      Actual return on plan assets                            (27,064)      (3,723)    (13,229)
      Net amortization and deferral                            14,608       (8,765)      1,785
      Regulatory effect recorded                               (1,595)      (1,916)         56
      Net pension cost                                       $  5,569    $   3,979   $   5,959

      Assumptions Used in Determining Actuarial Valuations:
                                                                 1995         1994        1993
      Weighted average discount rate used to
       determine the projected benefit obligation              7 3/4%       8 1/4%      7 1/2%

      Rate of increase for compensation levels (1)             4 3/4%       5 1/2%      4 3/4%

      Weighted average expected long-term rate
       of return on assets                                     8 1/4%       8 1/4%      8 1/4%

      (1) 4  3/4%,  6% and  5  1/4%, respectively,  used for  the Supplemental  Security Plan valuation.

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

     The   reconciliation  of  the  funded   status  of  the   plans  and  the
     postretirement benefit liability recorded by the Company is as follows:

     As of December 31, (in thousands of dollars)                   1995                  1994

      Accumulated postretirement benefit obligation:
        Retirees                                                $ (28,575)             $ (31,992)
        Fully eligible active plan participants                    (8,250)                (8,287)
        Other active plan participants                            (26,831)               (25,578)
                                                                  (63,656)               (65,857)
      Plan assets at fair value                                    10,427                  5,341
      Accumulated postretirement benefit obligation
        in excess of plan assets                                  (53,229)               (60,516)
      Unrecognized net (gain)/loss from past
        experience different from that assumed                    (18,773)               (11,353)
      Unrecognized transition obligation                           56,801                 60,142
      Accrued postretirement benefit liability                  $ (15,201)             $ (11,727)

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     Components of the net periodic postretirement benefit cost are as follows:

     Year Ended December 31, (in thousands of dollars)              1995       1994       1993
      Service cost (benefits attributed to
        service during the period)                               $  1,918   $  2,105   $  2,048
      Interest cost on accumulated postretirement
        benefit obligation                                          4,926      4,926      5,730
      Actual return on plan assets                                 (1,722)       (80)         -
      Net amortization and deferral                                   792       (118)         -
      Amortization of transition obligation                         3,341      3,341      3,341
      Regulatory effect recorded                                        -        689       (689)
      Net periodic postretirement benefit cost                   $  9,255   $ 10,863   $ 10,430


      Assumptions Used in Determining Actuarial Valuations:          1995       1994       1993
      Weighted average discount rate used to
        determine the projected benefit obligation                 7 3/4%     8 1/4%     7 1/2%

      Rate of increase for compensation levels                     4 3/4%     5 1/2%     4 3/4%

      Weighted average expected long-term rate of
        return on assets                                           8    %     8 1/4%          -

     For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits is assumed for 1996. The health care cost trend rate is assumed to decrease gradually to 4.75% through 2003 and remain at that level thereafter over the projected payout period of the benefits. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by $10.6 million (17%) and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year by $1.4 million (20%).


     4.  Commitments and Contingencies

     The effects of certain commitments made by the Company are estimated below:

     (in thousands of dollars)       1996      1997      1998      1999      2000 1996-2000
      Estimated Construction
        Expenditures             $ 108,000 $ 143,500 $ 114,700  $ 97,200  $ 83,900  $547,300
      Estimated Contract
        Obligations:
           Fuel                    152,500   114,800    77,000    39,800     4,600   388,700
           Purchased power          27,700    28,900    27,400    26,300    25,600   135,900
           Operating leases          2,800     2,800     2,800     2,700     2,700    13,800
      Independent Power Project
        Commitments                 13,780     1,760     1,965         -         -    17,505
      Sinking Fund Requirements:
           First mortgage bonds  $     376 $     376 $     376  $    376  $    355  $  1,859

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     Construction Program

     KU frequently reviews its construction program and may revise its projections of related expenditures based on revisions to its estimated load growth and projections of its future load.

     See Management's Discussion and Analysis - Construction Requirements for a discussion of future construction expenditures including those relating to construction of peaking units and compliance with the Federal Clean Air Act as amended.

     Coal Supply

     Obligations under KU's coal purchase contracts are stated at prices effective January 1, 1996, and are subject to changes as defined by the terms of the contracts.

     Purchased Power Agreements

     KU  has purchase  power arrangements  with Owensboro  Municipal Utilities
     (OMU), Electric Energy, Inc. (EEI), and Virginia Electric and Power Company (Virginia Power). Under the OMU agreement, which expires on January 1, 2020, KU purchases, on an economic basis, all of the output of a 400-MW generating station not required by OMU. The amount of purchased power available to KU during 1996-2000, which is expected to be approximately  8% of  KU's total  kWh requirements,  is dependent  upon a number of factors including the units' availability, maintenance schedules, fuel costs and OMU requirements. Payments are based on the total costs of the station allocated per terms of the OMU agreement, which generally follows delivered kWh. Included in the total costs is KU's proportionate share of debt service requirements on $198.8 million of OMU bonds outstanding at December 31, 1995. The debt service is allocated to KU based on its annual allocated share of capacity, which averaged approximately 49% in 1995.

     KU has a 20% equity ownership in EEI, which is accounted for on the equity method of accounting. KU's entitlement, beginning January 1, 1994, is 20% of the available capacity of a 1,000-MW station. Payments are based on the total costs of the station allocated per terms of an agreement among the owners, which generally follows delivered kWh.

     KU has contracted to purchase 110-MW of capacity from Virginia Power for the periods of June 1997 through September 1997 and January 1998 through February 1998.

     Sinking Fund Requirements

     Annual sinking fund requirements for KU's first mortgage bonds may be met with cash or expenditures for bondable property as provided in the
     Mortgage Indenture. KU intends to meet the 1996 sinking fund requirements with expenditures for bondable property.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Independent Power Project Commitments

     During 1994, the Company entered into agreements with Tenaska, Inc. (a developer of gas-fired cogeneration and independent power generation projects), and its affiliates to purchase limited partnership interests in the ownership and development of certain domestic independent power projects. Under the agreements, the Company (through its wholly owned subsidiaries) has become a limited partner in two operating cogeneration projects. The Company has also become a limited partner in two independent power projects under the sponsorship of Tenaska, for which construction has not been completed (see Credit Arrangements below and Management's Discussion and Analysis-Nonutility Activities). The Company also has agreed to participate in funding the development of future Tenaska-sponsored independent power projects in North America. The Company paid $3.1 million and $1.5 million for development funding during 1995 and 1994, respectively.

     Credit Arrangements

     KU has aggregate bank lines of credit of $80 million, all of which remained unused at December 31, 1995. A portion of these credit lines ($20 million) expires in September 1996, and the balance ($60 million) expires in December 1997. In support of these lines of credit, KU compensates the banks by paying a commitment fee.

     KU Capital has standby letters of credit totalling about $12 million in support of future commitments to independent power projects. These letters of credit are effective for one year. In support of these letters of credit, KU Capital compensates the bank by paying a commitment fee.


      5.  Common Stock

     KU Energy is subject to restrictions applicable to all corporations under Kentucky law on the use of retained earnings for cash dividends on common stock. KU is subject to the same restrictions as well as those contained in Virginia law, its Mortgage Indenture and Articles of Incorporation. At December 31, 1995, there were no restricted retained earnings.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


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


     6.  Preferred Stock

     KU Energy

     As of December 31, 1995, there were 20 million shares of KU Energy preferred stock, without par value, authorized for issuance.

     Kentucky Utilities

     Each series of preferred stock is redeemable at the option of KU upon 30 days' written notice as follows:


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

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     As  of December 31, 1995, there  were 5.3 million shares  of KU preferred
     stock,  having   a  maximum  aggregate  stated   value  of  $200 million,
     authorized for issuance.


      7.  Short-Term and Long-Term Debt

     KU's short-term financing requirements are  satisfied through the sale of
     commercial paper.   The weighted  average interest rate  on the  year-end
     balance was 5.83% for 1995 and 6.07% for 1994.

     In 1994, KU entered into a loan agreement with the County of Carroll, Kentucky to finance the construction of solid waste disposal facilities. The County of Carroll issued $54 million of variable rate revenue bonds, with the proceeds held in a construction fund. In 1994 and 1995, KU drew down $35.7 million and $15.1 million, respectively, relating to these bonds. Kentucky Utilities Pollution Control Series 10 Bonds are issued under KU's Mortgage Indenture.

     Under the provisions for the variable rate revenue bonds, KU can choose between various interest rate options. Currently, the daily interest rate option is being utilized. The average annual interest rate on the bonds during 1995 was 3.95% and was 4.10% for 1994. The variable rate bonds are subject to tender for purchase at the option of the holder and to mandatory tender for purchase upon the occurrence of certain events. If tendered bonds are not remarketed, the Company has available lines of credit which may be used to repurchase the bonds.

     In June 1995, KU issued $50 million of Series R First Mortgage Bonds. The proceeds were used primarily to refinance short-term indebtedness incurred to finance ongoing construction expenditures and general corporate requirements.

     Substantially all of KU's utility plant is pledged as security for the First Mortgage Bonds.


      8.  Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and cash equivalents, escrow funds, construction funds, short-term borrowings, commercial paper and customers' deposits carrying values approximate fair value because of the short maturity of these amounts.

     Long-term debt fair values are based on quoted market prices for KU's first mortgage bonds and on current rates available to KU for debt of the same remaining maturities for KU's pollution control bonds and promissory note.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     KU has an interest rate swap agreement with a notional amount of $70 million. Fair value of this instrument is the estimated amount the counter-party would pay to KU to terminate the swap at the date of measurement. This agreement expires in early 1996. KU has no downside interest rate risk associated with this agreement.

     The estimated fair values of the Company's financial instruments at December 31 are as follows:

                                                1995                     1994
                                                Carrying   Estimated       Carrying  Estimated
      (in thousands of dollars)                  Amount    Fair Value       Amount   Fair Value
      Interest rate swap                       $       -   $    600      $       -    $   1,550
      Long-term debt                           $ 546,001   $594,395      $ 496,033    $ 475,976

     If the difference between fair value and carrying value of KU's long-term debt were settled at amounts approximating those above, the anticipated regulatory treatment would require return of or allow recovery of these amounts in rates over a prescribed amortization period. Accordingly, any settlement would not have a significant impact on the Company's financial position or results of operations.


      9. Leveraged Leases

     KU Capital owns equity interests in several leveraged leases for combustion turbine units leased to utility companies. The leases expire in 1999. KU Capital's equity investment represents 75% of the aggregate purchase price of the leases. The remaining 25% represents the nonrecourse debt provided by lenders at the inception of the leases in 1974. The lenders have been granted, as their sole remedy in the event of default by the lessees, an assignment of rentals due under the leases and a security interest in the leased properties.

     The following is a summary of the components of KU Capital's net investment in leveraged leases:

     As of December 31, (in thousands of dollars)                            1995         1994
      Rentals receivable (net of nonrecourse debt)                       $   3,983    $   4,455
      Estimated residual value of leased property                           32,707       32,707
      Less:  Unearned and deferred income                                   15,181       18,487
      Investment in leveraged leases                                        21,509       18,675
      Less:  Accumulated deferred income taxes                               2,407        1,170
      Net investment in leveraged leases                                 $  19,102    $  17,505


     The following is a summary of the components of income from leveraged leases:

      Year Ended December 31, (in thousands of dollars)              1995      1994       1993
      Income before income taxes                               $    3,306 $   2,140  $     565
      Income tax expense                                            1,286       829        228
      Income from leveraged leases                             $    2,020 $   1,311  $     337

                                                 -62-

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     10. Environmental Cost Recovery

     Since August 1994, KU has been collecting an environmental surcharge from its Kentucky retail  customers under a Kentucky  statute which authorizes electric  utilities (including  KU)  to implement,  beginning  January 1,
     1993, an environmental surcharge.   The surcharge is designed  to recover
     certain  operating and capital costs of compliance with federal, state or local environmental requirements associated with the production of energy
     from  coal,  including  the  Federal Clean  Air  Act  as  amended.   KU's
     environmental surcharge  was approved  by the  PSC in  July 1994 and  was implemented in August 1994.

     The constitutionality  of the  surcharge was  challenged in  the Franklin
     County (Kentucky) Circuit Court  in an action brought against  KU and the
     PSC by the  Attorney General of Kentucky and joined by representatives of
     consumer groups.   In  July 1995,  the Circuit  Court entered  a judgment
     upholding the constitutionality of the statute, but vacating that part of the PSC's July 1994 order which the judgment describes as  allowing KU to recover, under the surcharge, environmental expenditures incurred  before
     January 1,   1993,  and  ordering  the  case  remanded  to  the  PSC  for determination in accordance with the Circuit Court judgment.

     The Attorney General and other  consumer representatives appealed to  the
     Kentucky  Court  of  Appeals that  part  of  the  Circuit Court  judgment upholding the constitutionality of the surcharge statute.  The PSC and KU appealed  that part  of the  judgment denying  recovery of  environmental
     expenditures incurred before  January 1, 1993.   On August 22, 1995,  the
     PSC ordered all surcharge revenues collected by KU from that date subject
     to  refund pending  final  determination  of  all  appeals.    The  total
     collections under the surcharge from August 22, 1995 through December 31,
     1995 were approximately $7 million.

     KU  believes the  constitutionality  of  the  surcharge statute  will  be upheld, but  it cannot predict  the outcome of  that part of  the Circuit
     Court   judgment  disallowing  recovery   of  environmental  expenditures
     incurred  before January 1,  1993.   If  the  Circuit Court  judgment  is
     ultimately upheld as  entered, KU estimates that  the amount it  would be required  to refund  (which  is based  solely  on costs  associated  with environmental expenditures incurred before January 1, 1993) for surcharge
     collections  through  December 31,  1995,   from  the  inception  of  the
     surcharge  would be  approximately $6 million,  and from  August 22, 1995 would be approximately $2 million.  At this time, KU has not recorded any reserve for refund.



                                        -63-

     Financial
     Information
     (Unaudited)

                               KU Energy Corporation
                                   & Subsidiaries

     Quarterly  financial results  for  1995 and  1994  are summarized  below.
     Generally, quarterly  results may  fluctuate due to  seasonal variations,
     changes  in fuel  costs and  other factors.   Operating revenues  for the
     third quarter of 1994 were reduced by $17.5 million related to refunds to customers of fuel  cost savings associated with the resolution  of a coal
     contract dispute.   Operating revenues  for other quarters  in 1994  were
     insignificantly impacted by the refunds.  The refunding had  no impact on
     operating  revenues  for  1995.    Refer  to  Note 1  of  the  Notes   to
     Consolidated Financial Statements for additional information.


     Quarter                                      4th          3rd            2nd          1st
                                        (in thousands of dollars, except for per share amounts)
      1995
      Operating Revenues                     $ 170,144    $ 194,367     $  154,749    $ 167,140
      Net Operating Income                      30,161       32,536         17,893       26,011
      Net Income                                22,245       24,579         10,422       18,807
      Earnings per Average
             Common Share                          .59          .65            .27          .50
      1994
      Operating Revenues                     $ 159,579    $ 156,506     $  154,020    $ 166,523
      Net Operating Income                      20,127       29,444         19,811       30,324
      Net Income                                13,921       22,651         14,285       25,019
      Earnings per Average
             Common Share                          .37          .60            .38          .66

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

     Report of
     Independent
     Public
     Accountants

                               KU Energy Corporation
                                   & Subsidiaries

     To the Shareholders of
     KU Energy Corporation:

     We have audited the accompanying consolidated balance sheets and statements of capitalization of KU Energy Corporation (a Kentucky corporation) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KU Energy Corporation and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                         /s/ Arthur Andersen LLP
                                         Arthur Andersen LLP



     Chicago, Illinois
     January 29, 1996



                                        -65-