Form 10-K405, Exhibit 13
period 1996-12-31
KU ENERGY CORP; KENTUCKY UTILITIES CO
filed 1997-03-11
CIK 835715, 55387

EXHIBIT 13


     Management's Discussion and Analysis of Financial Condition and Results of Operation

     COMPANY DESCRIPTION

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


     RESULTS OF OPERATIONS

     1996 Compared to 1995

     Earnings & Dividends

     KU Energy's earnings in 1996 were $2.17 per share, up 8% from $2.01 per share in 1995. The increase in 1996 earnings was largely due to kilowatt-hour (kWh) sales growth which was attributable to increased sales to neighboring utilities, continued economic growth in KU's service area and the impact of KU's successful marketing efforts.

     Common stock dividends were increased 2.4% to $1.72 per share in 1996. In January 1997, KU Energy's Board increased the common dividend again to an indicated annual rate of $1.76 per share. This marked the 16th consecutive year in which dividends have increased.

     1996 kWh Sales by Classification

     Year Ended December 31,                                             1996
     Residential                                                           28%
     Commercial                                                            18%
     Industrial                                                            22%
     Mine Power                                                             5%
     Public Authorities                                                     7%
     Sales for Resale                                                      20%
         Total                                                            100%

     Sales & Revenues

                                                1996             1995
                                             kWh    Revenue     kWh   Revenue
                                           Change   Variance  Change Variance
                                             (%)    (000's)     (%)   (000's)

     Residential                              3     $ 3,469       7   $19,186
     Commercial                               -      (1,138)      4     9,571
     Industrial                               7       6,790       6    10,023
     Mine Power                              (4)     (2,062)     (5)     (422)
     Public Authorities                       4       1,862       6     4,292
          Total Retail Sales                  3       8,921       5    42,650
     Sales for Resale                        27      13,268     (23)  (13,725)
     Miscellaneous Revenues and Other         -       3,097       -     1,462
          Total Before Refund                 7      25,286      (1)   30,387
     Provisions for Refund -
       Litigation Settlement                  -           -       -    19,385
          Total                               7     $25,286      (1)  $49,772


     Sales totaled 18.6 billion kWh in 1996, a 7% increase from 1995. Sales for resale, which include wholesale and opportunity sales, rose 27% in 1996. Industrial sales increased 7% while residential sales increased 3%. These increases are the result of the Company's successful marketing efforts. In addition, the increase in industrial sales reflects continued economic growth in KU's service area.

     Operating  revenues  for  1996 were $711.7 million, up $25.3 million (4%)
     from  1995.   The increase in 1996 revenues was largely due to the growth in kWh sales described above.


     Operating Expenses

     Fuel expense for 1996 was $198.2 million, an $8.4 million (4%) increase from 1995. This increase was due to increased generation for kWh sales, partially offset by a 3% decrease in the cost per million British thermal units (MBTU) of coal consumed.

     Purchased power expense decreased $7.1 million (10%) in 1996. The decline was due to a reduction in kWh purchases and to a reduction in demand costs ($4.0 million) under a contract with a neighboring utility.

     Depreciation expense increased $5.3 million (7%) in 1996. This increase was due to increased plant in service including a combustion turbine peaking unit placed into service in May 1996.

     Federal and state income taxes increased $6.8 million (16%) in 1996. The increase was primarily due to the increase in pretax income.

     Other Income and Deductions

     Other income and deductions of $8.3 million in 1996 were down 29% from 1995. Other income and deductions for 1996 include a $5.5 million pretax write-off associated with nonutility investments. (For additional information refer to Management's Discussion and Analysis - Nonutility Activities.)

     1995 Compared To 1994

     Earnings & Dividends

     KU Energy s earnings in 1995 were $2.01 per share and compare to earnings of $2.01 for 1994 (which included a one-time recovery of about $.05 per share associated with the resolution of a coal contract dispute). Refer to Note 1 of the Notes to Consolidated Financial Statements, Operating Revenues and Fuel Costs.

     In 1995, common stock dividends were increased to $1.68 per share from $1.64 in 1994.

     Sales & Revenues

     KWh sales in 1995 were 1% below sales in 1994. The decrease was largely due to a 23% decline in sales for resale which reflected a return to more normal levels from the unusually high levels of those sales in 1994.

     Sales  to  residential  customers  increased by 7% in 1995 as a result of favorable weather in the second half of 1995, continued growth in the number of residential customers and the impact of KU's marketing efforts. Industrial sales rose 6% as a result of continued economic growth in KU's service area. About 29% of the increase in industrial sales for 1995 was due to greater sales to Toyota Motor Manufacturing (TMM), KU's largest customer. A plant expansion at TMM completed in March 1994 was operational the entire year of 1995.

     Operating revenues for 1995 were $686.4 million, up $30.4 million (5%) from 1994, excluding the impact of the refunds to customers associated with the above mentioned resolution of a coal contract dispute. Operating revenues in 1994 were reduced by about $19.4 million, and fuel expense was reduced by about $23.1 million as a result of the refunds.

     The increase in 1995 revenues was largely due to the growth in retail sales described above and to amounts recovered under an environmental surcharge (about $17.9 million in 1995 compared to $3.5 million in
     1994). Refer to Note 9 of the Notes to Consolidated Financial Statements, Environmental Cost Recovery.

     Operating Expenses

     Fuel expense for 1995 was $189.8 million, a $3.9 million (2%) decrease from 1994, excluding the effect of the 1994 refunds to customers. This decrease was due to a 1% decline in coal consumption and a 1% decrease in the cost per MBTU of coal consumed.

     Purchased power expense increased $8.1 million (13%) in 1995 due to increased demand charges ($2.5 million) and energy costs ($5.6 million). The increase in energy costs reflected a 6% increase in kWh purchases as well as higher prices. The increase in kWh purchases was primarily attributable to the significant demand for electricity in the third quarter of 1995 due to unusually warm weather.

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

     Depreciation expense for 1995 increased $9.8 million (15%). This increase was related to the Ghent Unit 1 scrubber, which was placed into service late in 1994, and two combustion turbine peaking units placed into service late in 1994 and early in 1995.

     Interest and Other Charges

     Interest and other charges rose $5.8 million (16%) in 1995 which reflected the issuance of $54 million of long-term debt in the fourth quarter of 1994, $50 million of long-term debt in the second quarter of 1995 and an increase in the average amount of short-term debt outstanding during the first half of 1995.


     LIQUIDITY & CAPITAL RESOURCES

     The Company s financial position remained strong in 1996. At the end of the year, common stock equity represented 52.4% of total capitalization while long-term debt was 44.4%, and preferred stock was 3.2%. This capital structure supports the Company's goal of maintaining double A credit ratings. Current ratings on KU's senior debt securities are as follows:

     Duff & Phelps                          AA
     Moody's                                Aa2
     Standard & Poor's                      AA-

     As of December 31,               1996     1995    1994     1993     1992
     Capitalization (in millions)   $1,232   $1,215  $1,152   $1,085   $1,067

     Long-Term Debt                   44.4%    44.9%   43.0%    40.8%   41.6%
     Preferred Stock                   3.2%     3.3%    3.5%     3.7%    3.7%
     Common Stock Equity              52.4%    51.8%   53.5%    55.5%   54.7%

     Cash from operations accounted for 99% of cash requirements in 1996 as compared to 78% in 1995 and 54% in 1994. For these purposes, cash requirements exclude optional debt refinancings and redemptions and optional preferred stock redemptions.

     At the end of 1996, KU's short-term borrowings were $54 million compared to $56 million at December 31, 1995. The Company has used short-term borrowings to temporarily finance ongoing construction expenditures and general corporate requirements.

     Taking advantage of lower interest rates, KU issued $36 million of Series S First Mortgage Bonds at a rate of 5.99% in January 1996 and used the proceeds to redeem $35.5 million of Series K First Mortgage Bonds which carried a rate of 7 3/8%.

     In June 1995, KU issued $50 million of Series R First Mortgage Bonds which will mature in 2025 and bear interest at 7.55%. The proceeds were used primarily to pay short-term indebtedness incurred to finance ongoing construction expenditures and general corporate requirements.

     In 1994, $54 million of Variable Rate Collateralized Solid Waste Disposal

     Facility Revenue Bonds were issued on behalf of KU. Proceeds from the sale of this tax exempt issue were used to fund a portion of the costs of certain environmental compliance facilities at the Utility's Ghent Generating Station.

     The  Company's financial strength is enhanced by its competitive cost of
     capital.   Shown below are the Company's embedded costs of long-term debt and preferred stock at year-end:

     Embedded Cost                           1996         1995          1994
     Long-Term Debt                           6.98%        7.15%         7.06%
     Preferred Stock                          5.64%        5.64%         5.64%


     Capital Requirements

     Construction Expenditures - 1996 Actual, 1997-2001 Estimated

                                   Actual                Estimated
     (In millions of dollars)        1996    1997    1998    1999    2000  2001

     Construction Expenditures       $107    $ 90    $ 98    $114    $114  $115

     During 1996, construction expenditures were $106.5 million. Construction expenditures are expected to be approximately $89.7 million in 1997. For the five-year period 1997-2001, construction expenditures are projected to be $531.2 million. This compares to $687.5 million spent in the five-year period ending in 1996. Included in the five-year projection for 1997-2001 is $95.4 million for additional peaking units.

     In addition to construction expenditures, projected capital requirements for 1997-2001 include $61.5 million for scheduled debt retirements. Capital requirements for the five-year period 1997-2001 are expected to be met primarily through internal sources of funds. External financing to fund scheduled debt retirements will be required.

     KU forecasts annual growth in sales and peak demand of 2.6% and 3.0%, respectively, over the next 5 years. The Utility plans to provide for the future power needs of its customers primarily through purchased power and the addition of combustion turbine peaking units. There are no plans for additional baseload capacity before 2010.


     NONUTILITY ACTIVITIES

     KU Energy continues to pursue a core energy strategy for its nonutility business activities. Under this strategy, targeted opportunities are energy-related activities that build on the Company's knowledge and expertise and have the appropriate risk/reward profile.

     KU Capital, KU Energy's nonutility subsidiary, has an investment of $25 million in equity interests in eight combustion turbine generating units (all of which are leased to investment grade utility companies).

     KU Capital has limited partnership interests in the identification, development and ownership of certain independent power projects in North America through agreements with Tenaska Inc. (a developer of gas-fired cogeneration and independent power generation projects) and its affiliates.

     Under the agreements with Tenaska, KU Capital, through its wholly owned subsidiaries, has invested $5.0 million in limited partnership interests in two operating cogeneration projects. KU Capital has committed $4.8 million to an additional independent power project which began operation in January 1997, and expects to fund this commitment in the first quarter of 1997.

     KU Capital also has a limited partnership interest in a 248-megawatt gas-fired generation plant in Frederickson, Washington, under the sponsorship of Tenaska. Construction of this independent power project was suspended in 1995 after the Bonneville Power Administration (BPA) notified Tenaska of its intent to cancel a power purchase agreement which BPA had entered into for electricity which would be produced by the Frederickson project. Tenaska has a $650 million claim for damages against BPA in the United States Court of Federal Claims (Court of Claims). The arbitration ordered by the Court of Claims began in February 1997. Although it is not possible at this time to determine the outcome of such arbitration, the Company believes the possibility of any material adverse impact on the results of operations or the financial position of the Company as a result of these matters is remote.

     KU Capital also has been funding a portion of the costs associated with identifying and pursuing potential independent power projects in North America. During 1996, KU Capital determined that none of the costs funded during 1994-1996 (approximately $5.5 million) would lead to successful projects; therefore, this amount was written-off. KU Capital's remaining funding commitment over the next several years totals $4.5 million.


     UTILITY ISSUES

     Competition

     The electric utility industry has been rapidly moving to a less regulated and more competitive environment since the passage of the National Energy Policy Act of 1992 (NEPA). NEPA gave the Federal Energy Regulatory Commission (FERC) the authority to order electric utilities to provide wholesale transmission access to independent power producers and other utilities. It also reduced restrictions on the ownership and operation of independent power producers.

     Pursuant to NEPA, in 1995 the FERC issued a Notice of Proposed Rulemaking
     (NOPR) to promote competition and deregulation in the wholesale electric market by requiring electric utilities to offer nondiscriminatory open access to their transmission systems.

     In April 1996, the FERC issued two final rules and a new NOPR. FERC Order No. 888 (Order 888) addresses both open access transmission service and stranded cost issues. FERC Order No. 889 (Order 889) requires utilities to establish an electronic Open Access Same-Time Information System (OASIS) to share information about available transmission capacity and also requires the establishment by each utility of standards of conduct for its transmission system operation. The 1996 NOPR proposes to establish a new system for utilities to use in reserving capacity on their own and other s transmission lines.

     In July 1996, KU filed an open access transmission tariff (TS) with the FERC designed to comply with provisions of Order 888. This tariff has been accepted by the FERC, superseding the TS which had been in effect since December 1994. The provisions of the new TS are similar to the terms and conditions of service contained in KU s previously existing tariff.

     Although Order 888 does address stranded cost issues, KU is expected to have very little, if any, stranded costs.

     In  conjunction  with  other  utility  members  of  the East Central Area
     Reliability Coordination Agreement, KU has developed an OASIS and finalized its standards of conduct pursuant to Order 889. KU met the FERC's deadline (January 1997) for implementation of these requirements.

     KU is also in the process of evaluating the FERC s 1996 NOPR. This NOPR would replace certain aspects of KU s transmission tariff now in effect with a capacity reservation tariff by the end of 1997. The FERC has received comments from interested parties regarding the potential tariff change and is currently evaluating those comments. KU cannot predict when a final rule will be issued.

     KU is one of 24 utilities in a ten-state region attempting to form the Midwest Independent System Operator (ISO). The primary objectives of the ISO are to advance wholesale competition by ensuring nondiscriminatory open transmission access to all customers and to enhance transmission reliability.

     Proposals to bring competition to the retail level of the electric utility industry are being considered in several states and at the
     federal  level.    These  proposals  reflect  many  divergent  opinions
     concerning the complex issues surrounding retail competition. Some states are conducting pilot projects to allow retail customers to choose their electric supplier. Kentucky and Virginia have not initiated projects of this nature.

     The Company advocates competition in the electric utility industry and believes customer choice should be extended to the retail level. With low-cost generation and rates that are among the lowest in the nation, the Company is well-positioned for the challenges and opportunities of a competitive marketplace.

     Environmental Matters

     Clean Air Act

     KU met Phase I requirements of the Clean Air Act Amendments of 1990 (which were effective January 1, 1995) primarily through the addition of a flue gas desulfurization system (scrubber) on Unit 1 of the Utility's Ghent Generating Station. The scrubber began commercial operation in December 1994.

     The Company's current strategy for Phase II requirements (which will be effective January 1, 2000) is to use accumulated emission allowances to delay additional capital expenditures.

     The Company's future compliance plans are contingent upon many factors, including developments in the emission allowance market and the fuel market as well as regulatory and legislative actions and advances in clean air technology. The Company will continue to review and revise its compliance plans accordingly to ensure that its environmental obligations are met in the most efficient and cost-effective manner.

     Environmental Cost Recovery

     In August 1994, KU implemented an environmental cost recovery mechanism (surcharge) in Kentucky. Authorized by a 1992 state statute and approved by the Kentucky Public Service Commission (PSC), the surcharge is designed to recover certain environmental compliance costs, including costs to comply with the 1990 Clean Air Act Amendments, through a surcharge on customers bills.

     The constitutionality of the surcharge was challenged in a Kentucky state court action brought against KU and the PSC by the Attorney General of Kentucky and representatives of consumer groups. In July 1995, the state court upheld the constitutionality of the surcharge statute but vacated that part of the PSC's order which the state court described as allowing KU to recover certain environmental expenditures characterized by the state court as having been incurred before January 1, 1993. All parties (including KU) have appealed to the Kentucky Court of Appeals.

     KU believes the constitutionality of the surcharge statute will be upheld, but it cannot predict the outcome of that part of the state court judgment disallowing recovery of certain environmental expenditures characterized by the state court as having been incurred before January 1, 1993. If the state court judgment is ultimately upheld as entered, KU estimates that the amount it would be required to refund (which is based solely on costs associated with certain environmental expenditures characterized by the state court as having been incurred before January 1, 1993) for surcharge collections through December 31, 1996, from the implementation of the surcharge would be approximately $11 million, and from February 1, 1995 would be approximately $9 million. At this time, KU has not recorded any reserve for refund. Refer to
     Note 9 of the Notes to Consolidated Financial Statements, Environmental Cost Recovery.

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


     FORWARD LOOKING STATEMENTS

     This report includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements made herein which are not based on historical facts are forward looking and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Such forward looking statements include those under Management's Discussion and Analysis relating to (i) amounts of future construction expenditures, sources of funds to meet capital requirements and financing requirements,
     (ii) forecasts of annual growth in sales and peak demand and anticipated sources of additional power supply to meet customer demand, (iii) the anticipated level of stranded costs resulting from competitive conditions and deregulation, (iv) the anticipated strategy to comply with the Clean Air Act Amendments of 1990, (v) the anticipated results of proceedings related to the environmental surcharge and (vi) the anticipated results of the arbitration relating to the Frederickson project. Such statements are based on management's belief, judgment and analysis as well as assumptions made by and information available to management at the date hereof. In addition to any assumptions and cautionary factors referred to specifically in this report in connection with such forward looking statements, factors that could cause actual results to differ materially from those contemplated by the forward looking statements include (i) the speed and nature of increased competition and deregulation in the electric and gas utility industry, (ii) economic or weather conditions affecting future sales and margins, (iii) changing energy prices,
     (iv) legislative and regulatory changes including revised environmental requirements, (v) availability and cost of capital, (vi) unanticipated or adverse decisions in regulatory proceedings or litigation and (vii) other matters detailed from time to time in the Company's or KU's reports filed with the Securities and Exchange Commission.

     Consolidated Statements
      of Income and
      Retained Earnings

                                         KU Energy Corporation
                                            & Subsidiaries


      Year Ended December 31,                                        1996       1995      1994
      (in thousands of dollars, except for per share amounts)
      Operating Revenues                                        $  711,686 $ 686,400 $  636,628
      Operating Expenses:
          Fuel, principally coal, used in generation               198,198   189,845    170,654
          Electric power purchased                                  62,490    69,579     61,442
          Other operating expenses                                 125,351   124,044    114,551
          Maintenance                                               64,170    62,599     66,141
          Depreciation                                              80,612    75,268     65,441
          Federal and state income taxes                            50,247    43,426     43,904
          Other taxes                                               15,049    15,038     14,789
            Total Operating Expenses                               596,117   579,799    536,922
      Net Operating Income                                         115,569   106,601     99,706
      Other Income and Deductions:
          Interest and dividend income                               2,800     4,115      5,914
          Other income and deductions - net                          5,469     7,610      6,709
            Total Other Income and Deductions                        8,269    11,725     12,623
      Income Before Interest and Other Charges                     123,838   118,326    112,329

      Interest and Other Charges:
          Interest on long-term debt                                37,584    36,095     32,147
          Preferred stock dividend requirements of Subsidiary        2,256     2,256      2,384
          Other interest charges                                     2,049     3,922      1,922
            Total Interest and Other Charges                        41,889    42,273     36,453

      Net Income                                                $   81,949 $  76,053 $   75,876
      Earnings per Average Common Share, based on average
            shares outstanding of 37,817,878                    $     2.17 $    2.01 $     2.01


      Retained Earnings Beginning of Year                       $  321,066 $ 308,547 $  294,949
      Add Net Income                                                81,949    76,053     75,876
                                                                   403,015   384,600    370,825

      Deduct:
          Dividends on common stock, $1.72, $1.68 and $1.64 per
            share during 1996, 1995 and 1994, respectively          65,047    63,534     62,021
          Preferred stock redemption expense                             -         -        257
                                                                    65,047    63,534     62,278

      Retained Earnings End of Year                             $  337,968 $ 321,066 $  308,547

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



     Consolidated Statements
      of Cash Flows

                                         KU Energy Corporation
                                            & Subsidiaries

      Year Ended December 31, (in thousands of dollars)               1996      1995       1994

      Cash Flows from Operating Activities:

          Net income                                              $  81,949 $  76,053  $ 75,876
          Items not requiring (providing) cash currently:
            Depreciation                                             80,612    75,268   65,441
            Deferred income taxes                                     5,891    16,919     (612)
            Investment tax credit deferred                           (4,013)   (4,095)  (4,110)
            Changes in current assets and liabilities:
             Change in accounts receivable                             (969)   (7,945)    (190)
             Change in accounts payable                              (9,682)  (10,774)   4,815
             Change in liability to ratepayers                       (6,599)     (310) (29,958)
             Change in escrow funds                                   6,599       312   30,841
             Change in other current assets and liabilities           5,778      (433)  (7,954)
            Other - net                                              10,181     1,868    5,250

      Net Cash Provided by Operating Activities                     169,747   146,863  139,399

      Cash Flows from Investing Activities:

          Construction expenditures - utility                      (106,503) (124,515)(193,344)
          Proceeds from sale of long-term investments                     -         -   15,440
          Investment in leveraged leases                                  -         -   (6,609)
          Investment in independent power projects                   (1,310)   (3,204)  (6,742)
          Other                                                       2,038     1,288      927

      Net Cash Used by Investing Activities                        (105,775) (126,431)(190,328)

      Cash Flows from Financing Activities:

          Short-term borrowings - net                                (1,400)  (20,700)  76,300
          Issuance of long-term debt                                 35,666    49,288   53,305
          Funds deposited with trustee - net                          3,779    15,100       95
          Retirement of long-term debt, including premiums          (36,192)      (21)     (21)
          Retirement of preferred stock, including premiums               -         -  (20,302)
          Payment of common stock dividends                         (65,047)  (63,534) (62,021)

      Net Cash Provided (Used) by Financing Activities              (63,194)  (19,867)  47,356

      Net Increase (Decrease) in Cash and Cash Equivalents              778       565   (3,573)

      Cash and Cash Equivalents Beginning of Year                    29,492    28,927   32,500

      Cash and Cash Equivalents End of Year                       $  30,270 $  29,492 $ 28,927

      Supplemental Disclosures

      Cash paid for:
          Interest                                                $  36,729 $  37,961 $ 31,864
          Income Taxes                                            $  45,775 $  31,507 $ 44,343

     The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

     Consolidated
     Balance Sheets

                                         KU Energy Corporation
                                            & Subsidiaries

      As of December 31, (in thousands of dollars)                             1996       1995
      Assets
      Utility Plant:
        Plant in service, at cost                                        $2,482,812 $2,394,018
        Less:  Accumulated depreciation                                   1,067,911    997,366
                                                                          1,414,901  1,396,652

        Construction work in progress                                        63,435     61,410
           Total Utility Plant                                            1,478,336  1,458,062

      Current Assets:
        Cash and cash equivalents                                            30,270     29,492
        Escrow funds - coal contract litigation                                   -      6,599
        Construction funds held by trustee                                        -      3,743
        Accounts receivable, net of allowance for doubtful accounts          50,498     49,529
        Accrued utility revenues                                             24,239     27,900
        Fuel, principally coal, at average cost                              30,895     29,438
        Plant materials and operating supplies, at average cost              21,656     23,064
        Other                                                                 7,486      8,121
           Total Current Assets                                             165,044    177,886

      Other Assets:
        Investment in leveraged leases                                       24,650     21,509
        Unamortized loss on reacquired debt                                  10,838     11,304
        Other                                                                48,080     46,213
           Total Other Assets                                                83,568     79,026
           Total Assets                                                  $1,726,948 $1,714,974

      Capitalization and Liabilities
      Capitalization: (See Consolidated Statements of Capitalization)
        Common stock equity                                              $  645,513 $  628,611
        Preferred stock                                                      40,000     40,000
        Long-term debt                                                      546,373    545,980
           Total Capitalization                                           1,231,886  1,214,591

      Current Liabilities:
        Long-term debt due within one year                                       21         21
        Short-term borrowings                                                54,200     55,600
        Accounts payable                                                     28,253     37,935
        Accrued interest                                                      8,048      7,556
        Accrued taxes                                                         4,005      4,960
        Customer deposits                                                     8,746      6,876
        Accrued payroll and vacations                                         9,921      8,759
        Liability to ratepayers - coal contract litigation                        -      6,599
        Other                                                                 5,954      6,992
           Total Current Liabilities                                        119,148    135,298

      Other Liabilities:
        Accumulated deferred income taxes                                   242,674    233,707
        Accumulated deferred investment tax credits                          30,167     34,180
        Regulatory tax liability                                             54,388     57,726
        Other                                                                48,685     39,472
           Total Other Liabilities                                          375,914    365,085
           Total Capitalization and Liabilities                          $1,726,948 $1,714,974

      The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

     Consolidated
      Statements of
      Capitalization                     KU Energy Corporation
                                            & Subsidiaries

      As of December 31, (in thousands of dollars)                             1996       1995
      Common Stock Equity:
        Common stock, without par value, authorized 160,000,000
          shares, outstanding 37,817,878 shares                          $  308,140 $  308,140
        Capital stock expense and other                                        (595)      (595)
        Retained earnings                                                   337,968    321,066
          Total Common Stock Equity                                         645,513    628,611
      Preferred Stock:
        Kentucky Utilities cumulative, without par value,
          $100 stated value
        4 3/4%, outstanding 200,000 shares                                   20,000     20,000
        6.53%,  outstanding 200,000 shares                                   20,000     20,000
          Total Preferred Stock                                              40,000     40,000

      Long-Term Debt:
        First Mortgage Bonds:
          5.95%  Series Q, due June 15, 2000                                 61,500     61,500
          7 3/8% Series K, due December 1, 2002                                   -     35,500
          6.32%  Series Q, due June 15, 2003                                 62,000     62,000
          5.99%  Series S, due January 15, 2006                              36,000          -
          7.92%  Series P, due May 15, 2007                                  53,000     53,000
          7.55%  Series R, due June 1, 2025                                  50,000     50,000
          8.55%  Series P, due May 15, 2027                                  33,000     33,000
                                                                            295,500    295,000
        First Mortgage Bonds, Pollution Control Series:
          7 3/8% Pollution Control Series 7, due May 1, 2010                  4,000      4,000
          7.45%  Pollution Control Series 8, due September 15, 2016          96,000     96,000
          6 1/4% Pollution Control Series 1B, due February 1, 2018           20,930     20,930
          6 1/4% Pollution Control Series 2B, due February 1, 2018            2,400      2,400
          6 1/4% Pollution Control Series 3B, due February 1, 2018            7,200      7,200
          6 1/4% Pollution Control Series 4B, due February 1, 2018            7,400      7,400
          7.60%  Pollution Control Series 7, due May 1, 2020                  8,900      8,900
          5 3/4% Pollution Control Series 9, due December 1, 2023            50,000     50,000
          Variable Rate Pollution Control Series 10, due November 1, 2024    54,000     50,800
          Variable Rate County of Carroll, Kentucky, Collateralized Solid
            Waste Disposal Facility Revenue Bonds, due November 1, 2024           -      3,200
                                                                            250,830    250,830
            Total First Mortgage Bonds                                      546,330    545,830
        Unamortized premium                                                       -         86
        8% secured note, due January 5, 1999 (net of current maturity)           43         64
          Total Long-Term Debt                                              546,373    545,980
          Total Capitalization                                           $1,231,886 $1,214,591

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

     KU is a public utility engaged in producing, transmitting and selling electric energy. KU provides electric service to about 432,900 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky and to about 28,800 customers in 5 counties in southwestern Virginia.

     KU Capital continues to pursue a core energy strategy for its nonutility business activities. Under this strategy, targeted opportunities are energy-related activities that build on the Company's knowledge and expertise and have the appropriate risk/reward profile.

     Regulation

     The Company is exempt from regulation as a registered holding company under the Public Utility Holding Company Act of 1935. KU is subject to regulation by the Kentucky Public Service Commission (PSC), the Virginia State Corporation Commission (SCC) and the Federal Energy Regulatory Commission (FERC). With respect to accounting matters, KU maintains its accounts in accordance with the Uniform System of Accounts as defined by these agencies. KU's accounting policies conform to generally accepted accounting principles applicable to rate regulated enterprises and reflect the effects of the ratemaking process. Other than the unamortized loss on reacquired debt, KU's regulatory assets are immaterial.

     Utility Plant

     Utility plant is stated at the original cost of construction. The cost of repairs of property units and replacements of minor items is charged to maintenance expense as incurred. Property unit replacements are capitalized and the depreciation reserve is charged with the cost, less net salvage, of units retired.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     Depreciation

     Provision for depreciation of utility plant is based on straight-line composite rates applied to the cost of depreciable property. The rates approximated 3.5% in 1996 and 1995 and 3.4% in 1994.

     Cash and Cash Equivalents

     For purposes of reporting cash flows, the Company considers highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

     The Company utilizes a cash management mechanism that funds certain bank accounts for checks as they are presented to those banks. The Company classified checks written but not presented to those banks, which amounted to $6.1 million and $10.5 million at December 31, 1996 and 1995, respectively, in accounts payable.

     Financial Instruments

     The Company's temporary cash investments are classified as held-to-maturity and are reported under the caption "Cash and cash equivalents" on the Consolidated Balance Sheet.

     Stock-Based Compensation

     The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," in 1996 by continuing to account for stock compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." If the Company had recognized compensation expense for awards under its stock-based compensation plan according to the new standard, net income and earnings per share for the year-ended 1996, 1995 and 1994 would not have been materially different from amounts recorded.

     Unamortized Loss on Reacquired Debt

     KU defers costs (primarily call premiums) arising from the reacquisition or retirement of long-term debt. Costs related to refinanced debt are amortized over the lives of the new debt issues. Costs related to retired debt not refinanced are amortized over the period to the scheduled maturity of the retired debt.

     Operating Revenues and Fuel Costs

     Revenues are recorded based on services rendered to customers. KU accrues an estimate of revenues for electric service furnished from the meter reading dates to the end of each accounting period. Cost of fuel used in electric generation is charged to expense as the fuel is consumed. Fuel adjustment clauses adjust operating revenues for changes in the level of fuel costs charged to expense. An environmental surcharge for Kentucky retail customers, implemented in August 1994, permits the utility to recover certain ongoing operating and capital
     costs  of  compliance   with  federal,  state  or  local  environmental

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     requirements associated with the production of energy from coal, including the Federal Clean Air Act as amended. See Note 9 of the Notes to Consolidated Financial Statements, "Environmental Cost Recovery," for an update of environmental surcharge legal proceedings.

     Pursuant to regulatory orders, KU had been refunding fuel cost savings related to the resolution of a coal contract dispute. Refunds were made to Virginia retail customers during the period August 1993 through June 1994. Refunds were made to wholesale customers under the jurisdiction of the FERC in lump sum payments in September 1993. Refunds to Kentucky retail customers commenced in July 1994. Pursuant to legislation adopted in 1996, KU paid the remaining balance of unclaimed Kentucky retail customer refunds to the Kentucky Workers' Compensation Funding Commission to pay certain workers compensation benefits.

     By virtue of the legislation, KU's payment of the unclaimed refunds to the State released KU from any future liability to customers relating to such refunds. The legislation also preserved the rights of ratepayers entitled to claim a refund who have not yet done so and authorized the Funding Commission to honor future refund claims using any funds available.

     Operating revenues and fuel expense for 1994 were reduced by $19.4 million and $23.1 million, respectively, resulting from the above-mentioned refunds. The refunds had no impact on operating revenues or fuel expense for 1995 or 1996. The difference between the reduction in operating revenues and the reduction in fuel expense is attributable to incurred litigation costs, fuel cost savings related to opportunity sales and costs incurred to administer the refund plan. These amounts were retained by KU pursuant to regulatory orders.

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

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


      2.  Income Taxes

     The accumulated deferred income taxes as set forth in the Consolidated Balance Sheets arise from the following temporary differences:

     As of December 31, (in thousands of dollars)                        1996           1995

      Deferred Tax Assets:
        Unamortized investment tax credit and other property
          related differences                                        $  29,294      $  31,667

        Other                                                           21,627         16,728
        Less: Amounts included in current assets                         4,723          4,985
                                                                        46,198         43,410

      Deferred Tax Liabilities:
        Accelerated depreciation and other property
          related differences                                          278,044        268,203
        Other                                                           10,828          8,914
                                                                       288,872        277,117

      Net accumulated deferred income tax liability                  $ 242,674      $ 233,707

     The components of income tax expense are as follows:

     Year Ended December 31, (in thousands of dollars)              1996      1995       1994
      Income taxes charged to Operating Income:
      Current    - federal                                     $   34,255 $  22,011  $  36,332
                 - state                                            6,585     4,734      8,623
                                                                   40,840    26,745     44,955
      Deferred   - federal                                          5,949    12,809       (997)
                 - state                                            3,458     3,943         32
                                                                    9,407    16,752       (965)
      Deferred investment tax credit                                    -       (71)       (86)
                                                                   50,247    43,426     43,904
      Income taxes charged to Other Income
      and Deductions:
      Current    - federal                                          2,716     1,868      1,507
                 - state                                              900       384        266
                                                                    3,616     2,252      1,773
      Deferred   - federal                                         (3,138)      176        325
                 - state                                             (378)       (9)        28
                                                                   (3,516)      167        353
      Amortization of deferred investment tax credit               (4,013)   (4,024)    (4,024)
                                                                   (3,913)   (1,605)    (1,898)

      Total income tax expense                                 $   46,334 $   41,821 $  42,006

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     The Company's effective income tax rate, determined by dividing income taxes by the sum of such taxes and net income, was 36.1% in 1996, 35.5% in 1995 and 35.6% in 1994. The difference between the effective rate and the statutory federal income tax rate is attributable to the following factors:

     Year Ended December 31,  (in thousands of dollars)             1996      1995       1994

      Federal income tax computed at 35%                       $   44,899 $  41,256  $  41,259
      Add (Deduct):
      State income taxes, net of federal income tax benefit         6,867     5,884      5,817
      Amortization of deferred investment tax credit               (4,013)   (4,095)    (4,110)
      Other, net                                                   (1,419)   (1,224)      (960)
      Total income tax expense                                 $   46,334 $  41,821  $  42,006

       3.  Retirement Benefits

     Pensions

     The Company has a noncontributory defined benefit pension plan covering substantially all of its employees. Benefits under this plan are based on years of service, final average base pay and age at retirement. The Company's funding policy is to make such contributions as are necessary to finance the benefits provided under the plan. The Company's contributions meet the funding standards set forth in the Employee Retirement Income Security Act of 1974. The plan assets consist primarily of common stocks, corporate bonds and U.S. Government Securities.

     The Company also has a Supplemental Security Plan for certain management personnel. Retirement benefits under this plan are based on years of service, earnings and age at retirement. The plan has no advance funding. Benefit payments are made to retired employees or their beneficiaries from the general assets of the Company.

     The reconciliation of the funded status of the retirement plans and the pension liability recorded by the Company is as follows:

     As of December 31, (in thousands of dollars)                           1996         1995

      Fair value of plan assets                                          $ 191,778   $ 179,203
      Projected benefit obligation                                        (194,874)   (183,795)
      Plan assets less than projected benefit obligation                    (3,096)     (4,592)
      Unrecognized net (gain)/loss from past
       experience different than that assumed                              (12,448)     (5,907)
      Unrecognized prior service cost                                        3,990       4,344
      Unrecognized net asset                                                (1,500)     (1,649)
      Regulatory effect recorded                                               201      (1,634)
      Pension liability                                                  $ (12,853)  $  (9,438)

      Accumulated benefit obligation (including vested benefits
          of $147,103 and $139,250, respectively)                        $ 149,814   $ 141,531

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     Components of Net Pension Cost:
      Year Ended December 31, (in thousands of dollars)           1996       1995         1994

      Service cost (benefits earned during the period)       $  6,399    $   6,060   $   6,017
      Interest cost on projected benefit obligation            13,856       13,560      12,366
      Actual return on plan assets                            (20,798)     (27,064)     (3,723)
      Net amortization and deferral                             6,568       14,608      (8,765)
      Regulatory effect recorded                               (1,835)      (1,595)     (1,916)
      Net pension cost                                       $  4,190    $   5,569   $   3,979

      Assumptions Used in Determining Actuarial Valuations:
                                                                 1996         1995        1994
      Weighted average discount rate used to
       determine the projected benefit obligation               7.75%        7.75%       8.25%
                                               (1)
      Rate of increase for compensation levels                  4.75%        4.75%       5.50%

      Weighted average expected long-term rate
       of return on assets                                      8.25%        8.25%       8.25%

      (1)
         4.75%,  4.75%,  and  6.00%,  respectively, used for the Supplemental Security Plan valuation.

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

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries


     The   reconciliation  of  the  funded  status  of  the  plans  and  the postretirement benefit liability recorded by the Company is as follows:

     As of December 31, (in thousands of dollars)                   1996         1995

      Accumulated postretirement benefit obligation:
        Retirees                                                $ (29,313)   $ (28,575)
        Fully eligible active plan participants                    (8,678)      (8,250)
        Other active plan participants                            (28,528)     (26,831)
                                                                  (66,519)     (63,656)
      Plan assets at fair value                                    13,322       10,427
      Accumulated postretirement benefit obligation
        in excess of plan assets                                  (53,197)     (53,229)
      Unrecognized net (gain)/loss from past
        experience different from that assumed                    (20,029)     (18,773)
      Unrecognized transition obligation                           53,460       56,801
      Accrued postretirement benefit liability                  $ (19,766)   $ (15,201)

      Components of the net periodic postretirement benefit cost are as follows:

     Year Ended December 31, (in thousands of dollars)              1996       1995       1994
      Service cost (benefits attributed to
        service during the period)                               $  1,859   $  1,918   $  2,105
      Interest cost on accumulated postretirement
        benefit obligation                                          4,751      4,926      4,926
      Actual return on plan assets                                 (1,633)    (1,722)       (80)
      Net amortization and deferral                                   103        792       (118)
      Amortization of transition obligation                         3,341      3,341      3,341
      Regulatory effect recorded                                        -          -        689
      Net periodic postretirement benefit cost                   $  8,421   $  9,255   $ 10,863


      Assumptions Used in Determining Actuarial Valuations:          1996       1995       1994
      Weighted average discount rate used to
        determine the projected benefit obligation                  7.75%      7.75%      8.25%

      Rate of increase for compensation levels                      4.75%      4.75%      5.50%

      Weighted average expected long-term rate of
        return on assets                                            8.00%      8.00%      8.25%

     For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits is assumed for 1997. The health care cost trend rate is assumed to decrease gradually to 4.75% through 2003 and remain at that level thereafter over the projected

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     payout period of the benefits. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $10.4 million (16%) and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year by $1.2 million (19%).


      4.  Commitments and Contingencies

     The effects of certain commitments made by the Company are estimated below:

     (in thousands of dollars)       1997      1998      1999       2000      2001  1997-2001
      Estimated Construction
        Expenditures             $  89,700 $  98,300 $ 114,300  $ 113,700 $ 115,200 $ 531,200
      Estimated Contract
        Obligations:
           Fuel                    142,200    86,500    48,300      6,600         -   283,600
           Purchased power          31,600    30,400    29,000     28,000    30,600   149,600
           Operating leases          2,800     2,800     2,700      2,700     2,700    13,700
      Independent Power Project
        Commitments                  5,700     1,000     1,000        900       700     9,300
      First Mortgage Bond
        Maturities:
           Series Q              $      -  $      -  $      -   $  61,500 $       - $  61,500

      Construction Program

     KU frequently reviews its construction program and may revise its projections of related expenditures based on revisions to its estimated load growth and projections of its future load.

     See Management's Discussion and Analysis - Construction Requirements for a discussion of future construction expenditures including those relating to construction of peaking units.

     Coal Supply

     Obligations under KU's coal purchase contracts are stated at prices effective January 1, 1997, and are subject to changes as defined by the terms of the contracts.

     Purchased Power

     KU  has  purchase  power  arrangements with Owensboro Municipal Utilities
     (OMU), Electric Energy, Inc. (EEI), and other parties. Under the OMU agreement, which expires on January 1, 2020, KU purchases, on an economic basis, all of the output of a 400-MW generating station not required by
     OMU. The amount of purchased power available to KU during 1997-2001, which is expected to be approximately 8% of KU's total kWh requirements, is dependent upon a number of factors including the units' availability, maintenance schedules, fuel costs and OMU requirements. Payments are

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     based on the total costs of the station allocated per terms of the OMU agreement, which generally follows delivered kWh. Included in the total costs is KU's proportionate share of debt service requirements on $192.9 million of OMU bonds outstanding at December 31, 1996. The debt service is allocated to KU based on its annual allocated share of capacity, which averaged approximately 48% in 1996.

     KU has a 20% equity ownership in EEI, which is accounted for on the equity method of accounting. KU's entitlement is 20% of the available capacity of a 1,000-MW station. Payments are based on the total costs of the station allocated per terms of an agreement among the owners, which generally follows delivered kWh.

     KU has several other contracts for purchased power during 1997-2001 of various MW capacities and for varying periods with a maximum entitlement at any time of 282 MW.

     Independent Power Projects

     During 1994, the Company entered into agreements with Tenaska, Inc. (a developer of gas-fired cogeneration and independent power generation projects), and its affiliates to purchase limited partnership interests in the identification, development and ownership of certain independent power projects in North America. Under the agreements, the Company (through its wholly owned subsidiaries) is a limited partner in three operating cogeneration projects, one of which became operational in January 1997 and will be funded by the Company ($4.8 million) in the first quarter of 1997 (see Credit Arrangements below). The Company also has agreed to participate in funding the costs associated with identifying and pursuing potential independent power projects in North America. The remaining funding commitment over the next several years totals $4.5 million.

     Credit Arrangements

     KU has aggregate bank lines of credit of $60 million, all of which remained unused at December 31, 1996. All of these credit lines expire in December 1999. In support of these lines of credit, KU compensates the banks by paying a commitment fee.

     KU Capital has a standby letter of credit in the amount of $4.8 million to support its future commitment to an independent power project. This letter of credit is effective for one year. In support of this letter of credit, KU Capital compensates the bank by paying a commitment fee.

      5.  Common Stock

     KU Energy is subject to restrictions applicable to all corporations under Kentucky law on the use of retained earnings for cash dividends on common stock. KU is subject to the same restrictions as well as those contained in Virginia law, its Mortgage Indenture and Articles of Incorporation. At December 31, 1996, there were no restricted retained earnings.

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

      6.  Preferred and Preference Stock

     KU Energy

     As of December 31, 1996, there were 20 million shares of KU Energy preferred stock, without par value, authorized for issuance.

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


     As  of  December  31, 1996, there were 5.3 million shares of KU preferred
     stock,   having  a  maximum  aggregate  stated  value  of  $200  million, authorized for issuance, of which 400,000 shares were outstanding.

     As of December 31, 1996, there were 2 million shares of KU preference stock, without par value, authorized for issuance.


      7.  Short-Term and Long-Term Debt

     KU's  short-term financing requirements are satisfied through the sale of
     commercial  paper.    The  weighted average interest rate on the year-end
     balance was 6.17% for 1996 and 5.83% for 1995.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     In 1994, KU entered into a loan agreement with the County of Carroll, Kentucky to finance the construction of solid waste disposal facilities. The County of Carroll issued $54 million of variable rate revenue bonds, with the proceeds held in a construction fund. In 1994, 1995 and 1996, KU drew down $35.7 million, $15.1 million and $3.2 million, respectively, relating to these bonds. Kentucky Utilities Pollution Control Series 10 Bonds are issued under KU's Mortgage Indenture.

     Under the provisions for the variable rate revenue bonds, KU can choose between various interest rate options. Currently, the daily interest rate option is being utilized. The average annual interest rate on the bonds during 1996 and 1995 was 3.53% and 3.95%, respectively. The variable rate bonds are subject to tender for purchase at the option of the holder and to mandatory tender for purchase upon the occurrence of certain events. If tendered bonds are not remarketed, the Company has available lines of credit which may be used to repurchase the bonds.

     In January 1996, KU issued $36 million of Series S First Mortgage Bonds which bear interest at 5.99% and will mature January 15, 2006. The proceeds were used to redeem $35.5 million of Series K First Mortgage Bonds.

     Substantially all of KU's utility plant is pledged as security for the first mortgage bonds.


      8.  Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     The carrying values of cash and cash equivalents, escrow funds, construction funds, short-term borrowings, commercial paper and customer deposits approximate fair value because of the short maturity of these amounts.

     Long-term debt fair values are based on quoted market prices for KU's first mortgage bonds and on current rates available to KU for debt of the same remaining maturities for KU's pollution control bonds and promissory note. The carrying value of long-term debt on December 31, 1996 and 1995 was $546 million and $546 million, respectively, and the estimated fair value was $587 million and $594 million, respectively.

     If the difference between fair value and carrying value of KU's long-term debt were settled at amounts approximating those above, the anticipated regulatory treatment (based on the current regulatory environment) would allow recovery of these amounts in rates over a prescribed amortization period. Accordingly, any settlement would not have a material impact on the Company's financial position or results of operations.

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

     9. Environmental Cost Recovery

     Since August 1994, KU has been collecting an environmental surcharge from its Kentucky retail customers under a Kentucky statute which authorizes electric utilities (including KU) to implement, beginning January 1, 1993, an environmental surcharge. The surcharge is designed to recover certain operating and capital costs of compliance with federal, state or local environmental requirements associated with the production of energy from coal, including the Federal Clean Air Act as amended. KU's environmental surcharge was approved by the PSC in July 1994 and was implemented in August 1994. The total surcharge collections from August 1, 1994 through December 31, 1996 were approximately $40 million.

     The constitutionality of the surcharge statute was challenged in the Franklin County (Kentucky) Circuit Court in an action brought against KU and the PSC by the Attorney General of Kentucky and joined by representatives of consumer groups. In July 1995, the Circuit Court entered a judgment upholding the constitutionality of the statute, but vacating that part of the PSC's July 1994 order which the judgment describes as allowing KU to recover, under the surcharge, certain environmental expenditures characterized by the Circuit Court as having been incurred before January 1, 1993. The Circuit Court further ordered the case remanded to the PSC for a determination in accordance with the judgment. KU and the PSC assert that none of the costs included in the surcharge were incurred prior to June 1994.

     The Attorney General and other consumer representatives appealed to the Kentucky Court of Appeals that part of the Circuit Court judgment upholding the constitutionality of the surcharge statute. The PSC and KU a p pealed that part of the judgment denying recovery of certain environmental expenditures characterized by the Circuit Court as having been incurred before January 1, 1993. The PSC has ordered all surcharge revenues collected by KU from February 1, 1995 subject to refund pending final determination of all appeals. The total surcharge collections from February 1, 1995 through December 31, 1996 were approximately
     $36 million.

     KU believes the constitutionality of the surcharge statute will be upheld, but it cannot predict the outcome of that part of the Circuit Court judgment disallowing recovery of certain environmental expenditures characterized by the Circuit Court as having been incurred before January 1, 1993. If the Circuit Court judgment is ultimately upheld as entered, KU estimates that the amount it would be required to refund (which is based solely on costs associated with certain environmental expenditures characterized by the Circuit Court as having been incurred before January 1, 1993) for surcharge collections through December 31, 1996, from the implementation of the surcharge would be approximately $11 million, and from February 1, 1995 would be approximately $9 million. At this time, KU has not recorded any reserve for refund.


     10. Leveraged Leases

     KU Capital owns equity interests in several leveraged leases for combustion turbine units leased to utility companies. The leases expire

     Notes to Consolidated
     Financial Statements

                               KU Energy Corporation
                                   & Subsidiaries

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

     The following is a summary of the components of KU Capital's net investment in leveraged leases:

     As of December 31, (in thousands of dollars)                            1996         1995
      Rentals receivable (net of nonrecourse debt)                       $   3,511    $   3,983
      Estimated residual value of leased property                           32,707       32,707
      Less:  Unearned and deferred income                                   11,568       15,181
      Investment in leveraged leases                                        24,650       21,509
      Less:  Accumulated deferred income taxes                               4,219        2,407
      Net investment in leveraged leases                                 $  20,431      $19,102

      The  following  is  a  summary  of  the components of income from leveraged leases:
     Year Ended December 31, (in thousands of dollars)              1996      1995       1994
      Income before income taxes                               $    3,613 $   3,306  $   2,140
      Income tax expense                                            1,890     1,286        829
      Income from leveraged leases                             $    1,723 $   2,020  $   1,311

      Financial
      Information
      (Unaudited)

                                         KU Energy Corporation
                                            & Subsidiaries

      Quarterly financial results for 1996 and 1995 are summarized below. Generally, quarterly results may fluctuate due to seasonal variations, changes in fuel costs and other factors.

      Net Income and Earnings per Average Common Share for the fourth quarter of 1996 were reduced by $2.4 million and $.06, respectively, for the write-off associated with nonutility investments. (For additional information refer to Management's Discussion and Analysis - Nonutility Activities.)

      Quarter                                   4th            3rd           2nd           1st

                                       (in thousands of dollars, except for per share amounts)
      1996
      Operating Revenues                 $  174,917     $  178,269    $  167,510    $  190,990
      Net Operating Income                   27,796         29,820        22,825        35,128
      Net Income                             17,064         22,493        16,073        26,319
      Earnings per Average
             Common Share                       .45            .60           .42           .70

      1995
      Operating Revenues                 $  170,144     $  194,367    $  154,749    $  167,140
      Net Operating Income                   30,161         32,536        17,893        26,011
      Net Income                             22,245         24,579        10,422        18,807
      Earnings per Average
             Common Share                       .59            .65           .27           .50


      These quarterly amounts reflect, in the Company's opinion, all adjustments (including only normal recurring adjustments) necessary for a fair presentation.


     Report of
     Independent
     Public
     Accountants

                               KU Energy Corporation
                                   & Subsidiaries

     To the Shareholders of
     KU Energy Corporation:

     We have audited the accompanying consolidated balance sheets and statements of capitalization of KU Energy Corporation (a Kentucky corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KU Energy
     Corporation and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                         /s/Arthur Andersen LLP
                                         Arthur Andersen LLP



     Chicago, Illinois
     January 28, 1997